Exhibit 14.1

Ahold Annual Report 2003
Message from the Corporate Executive Board

Composition of the Corporate Executive Board

[GRAPHIC]

1 Anders Moberg, a Swedish national, was born on March 21, 1950. He assumed the position of acting Chief Executive Officer on May 5, 2003. On September 4, 2003, he was appointed to the Corporate Executive Board and he assumed the position of President and Chief Executive Officer. Mr. Moberg is the former Chief Executive Officer and President of IKEA Group, and he was formerly Division President-International, at Home Depot in the U.S. Currently, Mr. Moberg is a member of the Supervisory Board of LEGO A/S, Velux A/S, DFDS A/S, and Clas Ohlsen AB.

2 William Grize, an American national, was born on March 26, 1946. He joined Stop & Shop in 1967. He has been a member of the Corporate Executive Board since 2001. He is also President and CEO of Ahold USA. He is the liaison officer for retail trade operations in the U.S.

Mr. Grize is a Director of The Food Marketing Institute, a member of its Executive Board and serves on the Institute’s Industry Relations as Chairman. He is Chairman of Retail Joint Labor Management Committee in Washington, D.C. He served on the Uniform Code Council as an Executive Board Member and member of the Board of Governors. He is also a member of the EAN Executive Board.

3 Hannu Ryöppönen, a Finnish national, was born on March 25, 1952. He was appointed to the Corporate Executive Board on September 4, 2003, and he assumed the position of Chief Financial Officer. Mr. Ryöppönen was formerly Finance Director of Industri Kapital Group. He is former Deputy Chief Executive Officer of Ikano Asset Management Group in Luxembourg and former Executive Vice President Finance at IKEA Group.

4 Peter Wakkie, a Dutch national, was born on June 22, 1948. Mr. Wakkie joined Ahold as acting Chief Corporate Governance Counsel on October 15, 2003. He was appointed as a member of the Corporate Executive Board on November 26, 2003. Prior to joining Ahold, he was a partner at De Brauw Blackstone Westbroek, which he joined in 1972, specializing in mergers and acquisitions and corporate litigation. He became a partner at the firm in 1979 and was managing partner from 1997 to 2001.

5 Theo de Raad, a Dutch national, was born on January 7, 1945. He joined Ahold in 2001 as a member of the Corporate Executive Board. Mr. de Raad assumed responsibility for our South American and Asia Pacific operations. Prior to joining Ahold, Mr. de Raad was a member of the Executive Board of Directors of METRO AG, CEO of SHV Makro N.V. and a member of the Executive Board of Directors of SHV Holdings N.V.

On February 20, 2004, Corporate Executive Board member Jan Andreae resigned from the Corporate Executive Board.

Corporate Executive Board

Anders Moberg, President & CEO

Hannu Ryöppönen, CFO

William Grize

Theo de Raad

Peter Wakkie

As of April 24, 2004.

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Ahold Annual Report 2003
Corporate Governance

Corporate Governance

This Corporate Governance Report consists of three parts. The first part consists of an overview of the highlights of the new features of our corporate governance structure. The second part provides more insight into our corporate governance. The third part discusses our disclosure controls and procedures and our internal controls.

Part I: Highlights of the new structure

On December 9, 2003, the Dutch Code on Corporate Governance (the “Tabaksblat Code” or “Code”) was adopted and published by the Commission formed under the chairmanship of Mr. Tabaksblat. This Code substantially strengthens shareholders’ powers. The Commission recommends that Dutch listed companies adopt the “best practice” principles reflected in the Code. We were one of the first Dutch listed companies to implement a new corporate governance structure that substantially complies with the Tabaksblat Code. On February 16, 2004, we announced the new structure and we informed our shareholders of the details thereof during our Extraordinary Shareholders’ Meeting on March 3, 2004. At that meeting, the shareholders adopted all of the proposed changes to our corporate governance structure. The following highlights these changes.

1. Enlargement of shareholder rights

The authority of the General Meeting of Shareholders to take important decisions, including the appointment and removal of Corporate Executive Board members and Supervisory Board members and the amendment of the Articles of Association, has been enlarged substantially. As a general rule, the shareholders now can propose resolutions on a wider range of topics on their own initiative – in other words, independent from a resolution proposed by the Corporate Executive Board or the Supervisory Board. The proposal put forward by shareholders on their initiative must be approved by the General Meeting of Shareholders by a majority of the exercised votes representing at least one-third of the issued shares. If this qualified majority is not achieved but a majority of the votes exercised was in favor of the proposal, then a second meeting will be held. In the second meeting only a majority of votes exercised, regardless of the number of shares represented at the meeting (unless the law provides otherwise), is required to adopt the decision.

As a general rule, shareholders are entitled to propose items to be put on the agenda of the General Meeting of Shareholders provided they hold at least 1% of the issued capital or the shares held by them represent a market value of at least EUR 50 million.

The General Meeting of Shareholders also is now entitled to approve important decisions regarding the identity or the character of Ahold including major acquisitions and divestments.

2. Cumulative preferred financing shares

The holders of depositary receipts representing our outstanding cumulative preferred financing shares (“preferred financing shares”) – in the aggregate approximately 369 million shares – have agreed, as an integral part of the restructuring of the cumulative preferred financing shares, to reduce the total number of votes that can be exercised on such shares from approximately 369 million to approximately 100 million (or from approximately 19% of the aggregate votes of the outstanding preferred financing shares and common shares to approximately 6%). The number of votes that the preferred financing shares now have was determined on the basis of their nominal value plus the additional paid in capital of the preferred financing shares and Ahold’s common share price on January 30, 2004. The limitation of voting rights of the preferred financing shares became effective on March 3, 2004 upon the shareholders’ meeting having approved the addition of the right of the preferred financing shares to convert into common shares described below.

With a view to the ultimate restructuring of our share capital into one class of stock, we and the holders of our preferred financing shares agreed to make the preferred financing shares convertible into common shares. The conversion conditions were set so as to avoid any transfer of additional value from the common shares to the preferred financing shares. The maximum number of common shares to be received upon conversion of the outstanding preferred financing shares has been capped at 120 million. The preferred financing shares will be convertible as of March 2006 and the dividend yield will be reduced by 0.2% as of that date.

3. Supervisory Board

The following changes to the composition of the Supervisory Board, announced at the March 3, 2004 shareholders meeting, aim at effecting a gradual change in the composition of the Supervisory Board while maintaining an appropriate degree of continuity among Board and committee members.

At the annual General Meeting of Shareholders to be held in June 2004, Sir Michael Perry, Bob Tobin and Roland Fahlin will retire from the Supervisory Board. Neither Bob Tobin nor Roland Fahlin would meet the independence criteria of the Tabaksblat Code because of their previous employment with our affiliates. At the annual General Meeting of Shareholders in 2005, Lodewijk de Vink and Cynthia Schneider also will retire from the Supervisory Board.

New Supervisory Board members may be appointed for four-year terms and may be reappointed. A Supervisory Board member will serve no longer than 12 years on the Board.

On January 26, 2004, the Supervisory Board adopted rules for its functioning as well as separate rules for the Audit Committee, the Remuneration Committee and the Selection and Appointment Committee. These rules can be found on our website.

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Ahold Annual Report 2003
Corporate Governance

4. The Corporate Executive Board

New Corporate Executive Board members will be appointed for a period of four years, with the possibility of reappointment. The present Corporate Executive Board members will relinquish their positions during a staggered period as a means of maintaining an appropriate degree of management continuity. A rotation scheme for this purpose has been determined, which we announced on February 27, 2004.

The rules for the Corporate Executive Board, which were adopted on January 26, 2004, can be found on our website.

5. Remuneration policy

Our remuneration policy with respect to Corporate Executive Board members was adopted by the General Meeting of Shareholders on March 3, 2004. Details on this policy can be found in the section “Remuneration” of this Annual Report.

6. Compliance with Tabaksblat Code

The changes to the Articles of Association, the rules for the Supervisory Board and its committees (Audit Committee, Remuneration Committee and Selection and Appointment Committee) and the rules for the Corporate Executive Board, as well as the adopted general remuneration policy, satisfy or will satisfy all of the requirements of the Tabaksblat Code, except as set forth below:

•	We do not comply with the recommendation on the maximum number of supervisory boards on which the members of the Supervisory Board are permitted to serve. The present chairman of the Supervisory Board currently holds more than five supervisory board memberships, but has indicated to review this matter.

•	We are requiring that Corporate Executive Board members keep shares obtained under a long-term incentive plan for three years after vesting, instead of the five years recommended by the Tabaksblat Code.

In addition, we intend to comply with the Code’s recommendations concerning compensation and related benefit matters applicable to executive officers entering into new employment agreements. As permitted by the Code, we will honor existing employment agreements in accordance with their original terms.

7. Cumulative preferred shares

Our Articles of Association continue to provide for the possible issuance of cumulative preferred shares. No cumulative preferred shares, which are a different class of shares than the preferred financing shares referred to above, are currently outstanding. We believe that our ability to issue cumulative preferred shares could prevent, or at least delay, an attempt by a significant shareholder from making an unfriendly takeover bid or from successfully removing a majority of the members of our Supervisory Board and Corporate Executive Board. Under Dutch law a person can acquire a controlling stake in a company without having the obligation to make a tender offer for all outstanding shares. As a result, a shareholder of Ahold holding a substantial participation could acquire control over Ahold without paying full value for the Company. The cumulative preferred shares can prevent such an acquisition or at least delay such an attempt. The cumulative preferred shares also may protect the interests of other stakeholders of Ahold, such as those of the employees, in the event their interests are seriously affected by a shareholder seeking control of Ahold. For example, the cumulative preferred shares could allow us to avoid a takeover by a party who sought massive layoffs or liquidation.

8. Whistleblower procedure

Ahold is in the process of setting up and implementing a single and uniform whistleblower procedure that will apply to both its U.S. and European operations. We plan to have in place a strong, effective and uniform procedure that meets the requirements of both U.S. and European rules and regulations, in particular for the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and for The Netherlands, the recommendations of the Tabaksblat Code. The procedure helps us to further establish and sustain an ethical workplace environment by describing the types of behaviors that are encouraged as well as those that should be reported.

At present, a number of whistleblower procedures are in place at different operating companies of the Ahold group. They will be integrated into one procedure (the “Whistleblower Procedure”) integration of which is to be completed in the course of 2004.

The Whistleblower Procedure will consist of a hotline program that provides for a centralized database for documenting the steps taken by us, or, depending on the nature of the complaint, the Audit Committee to investigate allegations reported via the hotline. This means 24-hour, around the year access to a skilled interviewer. Any caller can remain anonymous. All workplace issues that have been reported, including but not limited to any issues regarding accounting or audit irregularities, will be brought to the attention of our Audit Committee or an appropriate department. Reporting employees also will be protected from retaliation. The hotline will provide us with fast, efficient and effective means to launch the Whistleblower Procedure. Additional value will be gained through the standardized collection, measurement and reporting of other regulatory or business process concerns.

9. Website

We have added a special section to our website (www.ahold.com) on corporate governance. All relevant documents that we believe relate to our corporate governance are posted on our website, which will be updated if material changes to our corporate governance are implemented.

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Ahold Annual Report 2003
Corporate Governance

Part II: Corporate Governance Provisions

Set forth below are the various corporate governance provisions by which we are governed.

1. Our shareholders

The shareholders exercise their rights through the annual General Meeting of Shareholders. Such meetings are held in The Netherlands in the municipalities of Zaanstad, Amsterdam, The Hague, Rotterdam, Utrecht, Amersfoort or Haarlemmermeer.

Each year, in June at the latest, we must convene an annual General Meeting of Shareholders, although additional extraordinary General Meetings of Shareholders may be convened at any time by the Supervisory Board, the Corporate Executive Board, or by shareholders representing at least 10% of our issued and outstanding share capital. The agenda for the annual General Meeting of Shareholders must contain certain matters as specified in our Articles of Association and under Dutch law, including, among others, the consideration of the annual report and the annual accounts, the adoption of the annual accounts, allocation of profits in so far this is at the disposal of the General Meeting of Shareholders, the proposal to pay a dividend, if applicable, discussion of each substantial change in the corporate governance structure of the Company and, if applicable, the proposal to (re-)appoint the auditor. The agenda for the General Meeting of Shareholders for 2004 will contain a proposal for the appointment of the auditor to audit the 2004 annual accounts.

Resolutions are adopted at our General Meetings of Shareholders by a majority of the votes exercised, unless a different majority of votes or quorum is required by Dutch law or our Articles of Association. Proposals made by shareholders representing at least 1% of our issued share capital, or whose shares represent a market value of at least EUR 50 million, generally are approved if they receive the affirmative vote of a majority of votes representing at least one-third of our issued share capital.

Members of the Corporate Executive Board and members of the Supervisory Board may attend a General Meeting of Shareholders but they have only an advisory vote and accordingly have an advisory role. The chairman of the General Meeting also may decide to admit other persons to a General Meeting of Shareholders.

Proposals for matters to be included in the agenda for the General Meeting of Shareholders must be submitted at least 60 days before the date of the General Meeting. We may, however, refrain from including a matter on the agenda if this would prejudice our vital interests.

Our Corporate Executive Board must obtain the approval of the General Meeting of Shareholders for certain matters relating to our legal and capital structure, including amendments to our Articles of Association, our dissolution and the repurchase of our outstanding shares. Shareholder approval is also necessary if existing shareholders’ pre-emptive rights are to be excluded or restricted in connection with a new share issuance.

2. Supervisory Board

Our Supervisory Board supervises the policies of our Corporate Executive Board and the general course of our affairs and business operations. In performing their duties, members of our Supervisory Board must act in the best interest of our Company and its stakeholders.

Our Articles of Association require the approval of the Supervisory Board for certain major actions proposed to be taken by our Corporate Executive Board, including:

•	the issuance of shares;

•	acquisitions, redemptions, repurchases of our shares and any reduction in our issued and outstanding capital; and

•	the allocation of duties within the Corporate Executive Board and the adoption or amendment of the rules of the Corporate Executive Board.

Our Supervisory Board determines the number of its members, who are appointed by our shareholders at the General Meeting. The shareholder votes required to elect a new member of the Supervisory Board depends on whether the candidate is nominated by the Supervisory Board or by another party. If our Supervisory Board nominates the candidate for the Supervisory Board, the candidate must receive the affirmative vote of a majority of the votes exercised at the General Meeting to be elected. A resolution to fill a vacancy on the Supervisory Board that is not made by the Supervisory Board requires the affirmative vote of a majority of the votes exercised at the General Meeting representing at least one-third of our issued share capital. If such majority does not represent at least one-third of our issued share capital, then a second meeting will be held. In the second meeting, the resolution to appoint a member of the Supervisory Board may be passed by a majority of the votes exercised at the meeting, regardless of the number of shares represented at such meeting.

Members of the Supervisory Board are appointed for a term of four years. Upon expiration of this term a member may be re-appointed immediately, but may not serve longer than a total of 12 consecutive years on the Board. Our Articles of Association no longer impose an age limit for Supervisory Board members.

Composition of the Supervisory Board

On March 3, 2004, our shareholders were informed on the adoption of rules governing the composition and responsibilities of the Supervisory Board. The composition of the Supervisory Board must be such that the combined experience, expertise and independence of its members enable the Supervisory Board to best carry out its responsibilities. Specifically, members of our Supervisory Board are selected and recommended according to the following selection criteria:

•	background, education and training;

•	experience;

•	skills; and

•	independence.

Ahold Annual Report 2003
Corporate Governance

As we are an international retailer, the rules of the Supervisory Board provide that the composition of the Supervisory Board should reflect knowledge of European and American market conditions, financial institutions and corporate governance. In addition, the rules of the Supervisory Board state that at least one member of the Audit Committee of the Supervisory Board must be an “Audit Committee financial expert” as defined under the Sarbanes-Oxley Act.

The rules of the Supervisory Board also provide that the duties and/or the number and nature of other supervisory board memberships held by any member of our Supervisory Board should not interfere with a proper exercise of the duties as a member of our Supervisory Board. A member of the Supervisory Board must promptly notify us of any changes in his or her duties and other Supervisory Board memberships.

Independence of Supervisory Board members

The rules of the Supervisory Board provide that no more than one member may not be “independent” as defined by the rules. However, for a limited time until the June 2004 General Meeting, the rules permit up to two members not to be independent. Under the rules, a member of the Supervisory Board will not be considered independent if he or she, or if one of his or her “immediate family members”:

•	is, or during the five years prior to his/her appointment, was an employee or member of our Corporate Executive Board or certain of its subsidiaries;

•	receives personal financial compensation from us or our subsidiaries other than the compensation received for service on the Supervisory Board;

•	has had an important business relationship with us or our subsidiaries at any time prior to his or her appointment, including as an employee, shareholder, partner, associate or advisor of a company that has acted as advisor to us, such as a consultant, external auditor, civil notary or lawyer or as an executive board member or an employee of any bank with which the Company has a lasting and significant relationship;

•	is a member of the executive board of a company of which a member of Ahold’s Corporate Executive Board is a supervisory board member;

•	is a beneficial holder of more than 10% of our shares;

•	is a member of the executive or supervisory board, or is a representative in some other capacity, of a legal entity that beneficially holds more than 10% of our shares, unless such entity is a member of the Ahold group of companies; or

•	has temporarily served as a member of the Corporate Executive Board during the preceding 12 months in replacement of a member of the Corporate Executive Board.

An immediate family member under the rules of the Supervisory Board means a Supervisory Board member’s spouse, registered partner or other life companion, as well as such member’s relative by blood or marriage up to the second degree or foster child. The Supervisory Board must affirmatively determine whether a member is independent and must also disclose which member, if any, is not independent. Such disclosure will be done on our website, if applicable.

Responsibilities of Supervisory Board members

The rules provide that the Supervisory Board shall be responsible for the following:

•	supervising and monitoring our performance;

•	supervising and monitoring our strategy and risks inherent to our business activities;

•	supervising and monitoring the structure and management of the internal risk management and control systems; and

•	selecting and recommending the members of the Corporate Executive Board.

3. Supervisory Board Committees

We have established the following Supervisory Board committees:

Audit Committee

The Audit Committee is comprised of a minimum of three Supervisory Board members and must meet at least four times a year. The Audit Committee currently is chaired by Jan Hommen and its other members are Karel Vuursteen and Lodewijk de Vink. Among other things, the Audit Committee is responsible for pre-approving all audit and permitted non-audit services and reviewing our overall risk management and control environment, financial reporting arrangements and standards of business conduct. Our Supervisory Board has determined that Jan Hommen is the Audit Committee financial expert.

Selection and Appointment Committee

The Selection and Appointment Committee is comprised of a minimum of three Supervisory Board members and must meet at least once a year. The Selection and Appointment Committee is chaired by Karel Vuursteen and its other members are Sir Michael Perry and Cynthia Schneider. It recommends to the Supervisory Board candidates for service on the Corporate Executive Board and the Supervisory Board.

Remuneration Committee

The Remuneration Committee is comprised of three Supervisory Board members and must meet at least twice a year. The Remuneration Committee currently is chaired by Sir Michael Perry and its other members are Karel Vuursteen and Roland Fahlin. Following Sir Michael Perry’s and Roland Fahlin’s retirement, a new chairman shall be appointed and two new members shall be appointed. Our Remuneration

Ahold Annual Report 2003
Corporate Governance

Committee reviews executive remuneration and among others is responsible for the executive share option plans and prepares proposals regarding remuneration policies for the Corporate Executive Board to be adopted by the General Meeting of Shareholders.

4. Corporate Executive Board

Our Corporate Executive Board is responsible for the management of Ahold. The Corporate Executive Board must consist of at least three members and operates under the supervision of our Supervisory Board. The General Meeting of Shareholders is entitled to appoint, temporarily suspend and dismiss members of our Corporate Executive Board. Our Supervisory Board also may nominate a candidate to fill a vacancy on our Corporate Executive Board and may appoint, from the members, the chairman of the Corporate Executive Board. The shareholder vote required to elect a new member of the Corporate Executive Board depends on whether the candidate is nominated by the Supervisory Board or by another party. If our Supervisory Board nominates the candidate for the Corporate Executive Board, the candidate must receive the affirmative vote of a majority of the votes exercised to be elected. A resolution to fill a vacancy on the Corporate Executive Board that is not made by the Supervisory Board requires the affirmative vote of a majority of votes representing at least one-third of our issued share capital. If such majority does not represent at least one-third of our issued share capital, then a second meeting will be held. In the second meeting, the resolution to appoint a member of the Corporate Executive Board may be passed by a majority of the votes exercised at that meeting, regardless of the number of shares represented at such meeting.

Members of the Corporate Executive Board are appointed for a term of four years and may be re-appointed for a term of no more than four years at a time.

A resolution to suspend or dismiss a member of our Corporate Executive Board proposed by our Supervisory Board requires the approval of a majority of the votes exercised by the General Meeting of Shareholders. The General Meeting of Shareholders is also entitled to resolve to temporarily suspend or dismiss a member of our Corporate Executive Board on a proposal made by one or more shareholders in accordance with our Articles of Association by a resolution adopted by a majority of the votes exercised, if such majority represents at least one-third of the issued share capital at the meeting of the shareholders. If this qualified majority is not achieved, but a majority of exercised votes did vote in favor of the resolution, then a second meeting will be held. At the second meeting, only a majority of the votes exercised, regardless of the number of shares represented at the meeting, is required to adopt the resolution.

5. Voting rights

Each of our common shares is entitled to one vote. Holders of depositary receipts with respect to our preferred financing shares may attend the General Meeting of Shareholders. The voting rights on the underlying shares may be exercised by the Stichting Administratiekantoor Preferente Financierings Aandelen Ahold (the “Administratiekantoor”) (described below).

Subject to certain exceptions provided by Dutch law or our Articles of Association, resolutions are passed by a majority of the votes cast. A resolution to amend the Articles of Association that would change the rights vested in the holders of shares of a particular class requires the prior approval of a meeting of that particular class. A resolution to dissolve the Company may be adopted by the General Meeting of Shareholders on a proposal of the Corporate Executive Board made with the approval of the Supervisory Board. Any proposed resolution to wind up the Company must be disclosed in the notice calling for such General Meeting of Shareholders at which that proposal is to be considered.

No votes may be cast at a General Meeting of Shareholders in respect of shares that are held by us or any of our subsidiaries. Such shares are not taken into account for the purpose of determining how many shareholders are voting and are represented, or how much of the share capital is represented at a General Meeting of Shareholders.

There are no limitations, either under Dutch law or in our Articles of Association, on the right of non-residents of The Netherlands or foreign owners to hold or vote our common shares.

Administratiekantoor

Holders of cumulative preferred financing shares are entitled to one vote per share and are entitled to vote on the same matters as the holders of common shares. All outstanding preferred financing shares have been issued to the Administratiekantoor, a non-membership organization organized under the laws of The Netherlands. The purpose of the Administratiekantoor is, among other things, to acquire and hold preferred financing shares against the issue of depositary receipts, as well as to exercise all voting rights attached to these shares. Pursuant to its Articles of Association, the board of the Administratiekantoor consists of five members: three A members, one B member and one C member. It is intended to appoint Mr. W.A. Koudijs as a new A member in 2004. The board itself appoints persons to vacancies for the A positions. The B member is appointed by our General Meeting of Shareholders on the basis of a binding proposal of one or more persons made by the board of the Administratiekantoor. However, the General Meeting of Shareholders may at all times overrule the binding nature of such a proposal by a resolution adopted by at least two-thirds of the votes cast, if such majority represents more than half of the issued share capital. The C member is appointed by the general meeting of the holders of depositary receipts issued by the Administratiekantoor on the basis of a binding proposal

Ahold Annual Report 2003
Corporate Governance

of one or more persons made by the board of the Administratiekantoor. However, the general meeting of depositary receipt holders may at all times overrule the binding nature of such a proposal by a resolution adopted by at least two-thirds of the votes cast, if such majority represents more than half of the depositary receipts issued. As of April 15, 2004, the members of the board of the Administratiekantoor were:

A Members:	S. Bergsma
J.L. Bouma
B Member:	C.W.H. Brüggemann
C Member:	H.H. Schotanus à Steringa Idzerda

Holders of depositary receipts can obtain proxies from the Administratiekantoor.

Holders of American Depositary Receipts (ADRs)

Holders of ADRs will receive notice from the depositary for our ADR facility (the “Depositary”) whenever the Depositary receives notice of a General Meeting of Shareholders or solicitation of consents or proxies of holders of common shares. The Depositary will provide a statement that the owners of ADRs, as of the close of business on a specified record date, will be entitled to instruct the Depositary as to the exercise of any voting rights represented by the common shares underlying their ADRs.

Upon the written request of an owner of an ADR, the Depositary will try, insofar as practicable, to vote or cause to be voted the number of common shares represented by the ADRs in accordance with the instructions set forth in the request. The Depositary will not vote shares other than in accordance with such instructions. If the Depositary does not receive instructions from any owner on or before the date established by the Depositary for such purpose, the Depositary will deem the owner to have instructed the Depositary to give a discretionary proxy to a person designated by us for such common shares. The Depositary will then give a discretionary proxy to that person to vote such common shares.

6. Disclosure Committee

To ensure compliance with the certification requirements of Sections 302 and 906 of the Sarbanes-Oxley Act, we formed a Disclosure Committee in November 2002. The Disclosure Committee consists of various members of senior management and two members of the Corporate Executive Board, including the Chief Corporate Governance Counsel, who is the Committee’s chairman. The Disclosure Committee oversees, in particular, the collection and analysis of, and works to ensure the accuracy and completeness of, financial and non-financial information about us, including our consolidated subsidiaries, for inclusion in our periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and our public announcements. The Disclosure Committee is assisted by two subcommittees with respect to our annual report and our website, respectively.

7. Code of Professional Conduct and Ethics

Our Corporate Executive Board has adopted a written Code of Professional Conduct and Ethics that applies to our Corporate Executive Board, the head of the Internal Audit Department, the Chief Accounting Officer and all other persons holding senior positions in our Corporate Accounting and Reporting Department and our Treasury Department.

8. Major shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. Except as described under “Cumulative Preferred Shares” below, we do not know of any arrangements that may, at a subsequent date, result in a change in our control.

9. Cumulative preferred shares

In March 1989, we entered into an agreement (the “Option Agreement”) with Stichting Ahold Continuïteit (the “SAC”). The Option Agreement was amended and restated in April 1994, March 1997, December 2001 and December 2003. Pursuant to the Option Agreement, SAC was granted an option for no consideration to acquire from us, from time to time until December 2018, cumulative preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of our capital stock, excluding cumulative preferred shares, at the time of exercising the option. The Option Agreement provides for an increase of the total par value of cumulative preferred shares under option, taking into account the new, increased authorized share capital. The holders of the cumulative preferred shares are entitled to 2,000 votes per share and a cumulative dividend expressed as a percentage of the amount called-up and paid-in on the cumulative preferred shares. The percentage to be applied is the sum of (1) the average basic refinancing transaction interest rate as set by the European Central Bank plus 2.1%, and (2) the average interest margin as set by the largest credit institution in The Netherlands based on our balance sheet total at the end of the most recent year. The minimum percentage applied is 5.75%. Subject to limited exceptions, each transfer of cumulative preferred shares requires the approval of our Corporate Executive Board. Cumulative preferred shares can only be issued in registered form. No share certificates are issued for cumulative preferred shares.

We may stipulate that only 25% of the par value will be paid upon subscription for cumulative preferred shares until payment in full is later required by us. SAC would then only be entitled to a market-based interest return on its investment. No cumulative preferred shares have been issued or were outstanding during 2003, 2002 and 2001.

The Option Agreement and the cumulative preferred shares have certain anti-takeover effects. The issuance of all authorized cumulative preferred shared would cause substantial dilution of the effective voting power of any shareholder, including

Ahold Annual Report 2003
Corporate Governance

a shareholder that attempts to acquire us, and could have the effect of delaying, deferring and preventing a change in control over us.

SAC is a non-membership organization, organized under the laws of The Netherlands. Its statutory purpose is to enhance our continuity, independence and identity in case of a hostile takeover attempt. In the case of liquidation, the SAC board of directors will decide on the use of any remaining residual assets. The SAC board of directors has five members. The members are appointed by the board itself. As of April 15, 2004, the members of the board of the SAC were:

Name	Principal occupation or relation to Ahold
J.J. Slechte	Former President of Shell Nederland B.V.
W.E. de Vin	Former Civil Law Notary
P.J. van Dun	Former Executive Vice President of Ahold
M. Arentsen	Former CEO of CSM N.V.
N.J. Westdijk	Former CEO of Royal Pakhoed N.V.

10. Significant ownership of voting shares, including cumulative preferred financing shares

Holders of our shares may be subject to reporting obligations under the Dutch 1996 Act on Disclosure of Holdings in Listed Companies (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) (the “Disclosure Act”) and the Dutch 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995) (the “Securities Trade Act”).

Pursuant to the Disclosure Act, any person who, directly or indirectly, acquires or disposes of an interest in our capital or voting rights must immediately give written notice to us and, by means of a standard form, The Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiele Markten) (the “AFM”), if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person falls within a different percentage range than the percentage range applicable to the capital interest or voting rights held by such person prior to the acquisition or disposal. The percentage ranges referred to in the Disclosure Act are 0% to less than 5%, 5% to less than 10%, 10% to less than 25%, 25% to less than 50%, 50% to less than 66.7% and 66.7% or more.

On July 3, 2003, a draft bill to amend the Disclosure Act was submitted to the Second Chamber of the Dutch Parliament. According to the Explanatory Notes to the proposed bill, we anticipate that the following percentage ranges will be introduced: 0% to less than 5%, 5% to less than 10%, 10% to less than 15%, 15% to less than 20%, 20% to less than 25%, and 25% or more. Under the proposed bill, above 25%, all direct or indirect transactions in our share capital or voting rights must be reported.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: (1) shares (or depositary receipts for shares) directly held (or acquired or disposed of) by any person, (2) shares (or depositary receipts for shares) held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement, and (3) shares (or depositary receipts for shares) which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply to the attribution of shares (or depositary receipts for shares) which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of shares (or depositary receipts for shares) can also be subject to the reporting obligations, if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares. If a pledgee or usufructuary acquires such (conditional) voting rights, this may trigger the reporting obligations for the holder of the shares (or depositary receipts for the shares).

In addition, pursuant to the Securities Trade Act and a decree based thereon, a shareholder who directly or indirectly holds a capital interest of more than 25% in our capital must, by means of a standard form, within 10 days after the month in which the transaction occurs, notify the AFM of such transaction in our common shares or securities. If that shareholder is a legal entity and not an individual, the obligations under the Securities Trade Act also apply to members of its management and supervisory boards. In addition, these obligations apply to the following persons related to such 25% shareholder (if the 25% shareholderis not a legal entity): (1) spouses, (2) relations by blood or affinity to the first degree and other persons who share a household with these persons, and (3) relations by blood or affinity to the first degree who do not share a household with these persons but hold at least 5% of our shares (or depositary receipts for our shares) in our capital or will obtain this percentage through the transaction.

The AFM keeps a public registry of and publishes all notifications made pursuant to the Disclosure Act and the Securities Trade Act.

Non-compliance with the reporting obligations under the Disclosure Act or the Securities Trade Act may lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, noncompliance with the reporting obligations under the Disclosure Act may lead to civil sanctions, including suspension of the voting rights relating to the shares held by the offender, or the shares underlying any depositary receipts held by the offender, for a period of not more than three years and a prohibition on the acquisition by the offender of our shares (or depositary receipts for shares) or the voting on our shares for a period of not more than five years.

As of April 15, 2004, except as discussed below, we do not know of any record-owners of more than 5% of any class of capital interest and/or the related voting

Ahold Annual Report 2003
Corporate Governance

rights. Capital Research & Management owned 108.2 million, or 7.0%, of our common shares based on its Schedule 13G filed with the SEC, dated February 12, 2003, as amended on February 9, 2004. All of the issued and outstanding cumulative preferred financing shares are held by the Administratiekantoor that issued corresponding depositary receipts to four investors, of which the following three currently own an interest that corresponds to more than 5% of our issued share capital (in each case comprising the sum of depositary receipts of cumulative preferred financing shares and common shares):

DeltaFort Beleggingen I B.V.	9.50%
ING Groep N.V.	6.92%
AEGON N.V.	5.77%

Part III: Corporate Governance: Controls and Procedures

As a result of the events leading up to and following our February 24, 2003 announcement, our Audit Committee ordered numerous extensive internal investigations by various outside forensic accounting experts and legal counsel. The scope of the investigations included a review of the adequacy of internal controls. The internal investigations, which were completed in June 2003, identified or confirmed 278 items relating to our internal controls.

In response to the investigations’ findings, we began taking steps to address the internal control weaknesses raised or confirmed. This process is being overseen by a special task force reporting to the Audit Committee, chaired by our Chief Financial Officer, and composed of our senior finance, legal and internal audit executives and supplemented by external advisors. Four regional task forces also have been formed that have been and are assisting in this process. We also formed a program management office to provide support to the various task forces.

Although the special and regional task forces were formed in July 2003, management was unable to devote substantial attention to addressing the internal control issues until after finalization of our audited financial statements for 2002, which were not completed until October 2003. In November 2003, the Audit Committee approved management’s action plan for remediation of internal controls, including the prioritization of remediation actions. In December 2003, the special task force retained an outside accounting firm to assist us in developing plans to remedy the internal control weaknesses that had been identified in the investigations. In addition the special task force will also include in scope any other internal control items brought up by our external auditor and internal audit.

During 2003, we took the following actions to improve our internal controls:

•	We made significant changes to our Corporate Executive Board and other personnel, including the appointment of Anders Moberg as our President and Chief Executive Officer, Hannu Ryöppönen as our Chief Financial Officer, Joost Sliepenbeek as our Senior Vice President and Controller and Peter Wakkie as our Chief Corporate Governance Counsel. Numerous other management and personnel changes also were made, including at U.S. Foodservice (“USF”), Disco and Tops and at our parent company.

•	We established the position of Chief Corporate Governance Counsel on the Corporate Executive Board to improve internal governance policies and practices, legal compliance and adherence to ethical and social standards. Peter Wakkie was appointed in October 2003 to fill this new position.

•	We worked on improving the tracking of corporate-level vendor allowances and related internal controls at USF. We will implement the Supplier Incentive System (“SIS”) for corporate-level vendor allowance tracking for USF’s broadline and chain divisions. This has required that vendor information, corporate vendor allowance program details, customer detail, and all product reference codes be documented and cross-referenced among USF’s many computer operating systems. As of April 2004, USF has substantially completed the system design, vendor and product cross-referencing, system development, and building the appropriate links among all of USF’s computer operating systems required to track corporate-level purchase based vendor allowance activities by the SIS system throughout USF. After the appropriate level of testing and training, we expect that our SIS vendor allowance tracking system for corporate-level vendor allowance programs for USF’s broadline and chain divisions will be operational in mid-2004. In addition, while the SIS vendor allowance tracking system is under development and testing, USF initiated a spreadsheet based vendor allowance tracking system. This spreadsheet-based system aggregates information including a detailed review of corporate vendor allowance programs, reporting provided by vendors on purchases made, information available within USF on purchasing activities, cash collections of purchase allowances, and periodic reconciliations of the information with vendors. USF’s purchasing department, accounting department and its senior management periodically review this information.

•	We started hiring additional qualified and experienced personnel, specifically in accounting and controlling, an effort that is continuing in 2004.

•	We changed the reporting line for our Internal Audit department. The Internal Audit department of our parent company now reports directly to our Chief Executive Officer and to the Audit Committee, instead of solely to our Chief Executive Officer as previously was the case.

•	We started GAAP training programs for the accounting and controlling staff, which were continued and expanded in 2004.

Ahold Annual Report 2003
Corporate Governance

•	A plan for the redesign of the internal audit function throughout our operating and real estate companies that will result in it being centrally directed has been approved in principle by our Audit Committee in December 2003 and is expected to be fully implemented in the second half of 2004. The plan includes an expanded role of the Internal Audit department.

Except as described above, there was no other change in our internal controls over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Since December 28, 2003, we have continued to make strides in improving our internal controls, including the following:

•	We have engaged an outside accounting firm to assist us in preparing to comply with the requirements of Section 404 of the Sarbanes–Oxley Act of 2002 and we are currently designing basic control documents to assist us towards more uniform and consistently documented controls, which will facilitate the management certification process required under Section 404.

•	We continue to develop minimum control standards that are applicable to all of our continuing operations and that cover a variety of topics, such as vendor allowances, financial closing, contract controls, bill of authority and our relationship with the external auditors.

•	We have redesigned and are in the process of implementing the finance function throughout our operating companies, real estate companies and parent company. Effective April 19, 2004 we have formed a Corporate Business Controlling group and we have strengthened the Corporate Accounting and Reporting Department. The tasks of the Corporate Business Controlling group will be to support the Corporate Executive Board in development of targets, key performance indicators, to manage the annual budget and long-term budget processes and to manage the capital budgeting process for investments. The Corporate Accounting and Reporting Department will be responsible for our accounting policies and treatment including implementation, financial reporting and financial reporting controls and for all consolidated internal reporting.

•	As part of the redesign plan for the finance function, the Corporate Accounting and Reporting Department will oversee appointments, training and assessment of key accounting personnel throughout all our operating and real estate companies.

•	We recently adopted changes to our Articles of Association and the composition and rules of the Supervisory Board and its committees (including the Audit Committee charter) and the Corporate Executive Board that increased the rights of shareholders and power of the General Meeting of Shareholders and changed the remuneration policy of the Corporate Executive Board. Our Corporate Executive Board has approved the adoption of a Code of Ethics applicable to our Corporate Executive Board, the head of the Internal Audit Department, the Chief Accounting Officer and all other persons holding senior positions in our Corporate Accounting and Reporting Department and our Treasury Department.

•	We also have initiated a company-wide financial integrity program for our key personnel. The goal of the program is to underscore the importance of integrity and to help our personnel in the real-world business environment.

•	We conducted additional GAAP training programs in 2004 for additional accounting personnel in Europe and in the U.S.

•	We created a separate Advisory Board to help implement stronger corporate governance and accountability at USF. As of April 24, 2004, the board was comprised of six members, all of whom were Ahold employees, and we expect to add two external members to the board in the near future. In addition, we established a USF Disclosure Committee consisting of senior members of the USF management team, which is in charge of reviewing and evaluating the business of USF to support management’s efforts to ensure the accuracy and completeness of USF’s disclosures and financial statements. Furthermore we created an USF Audit Committee consisting of our senior corporate financial executives.

•	We have begun implementing an 18-month strategy at USF that we call U.S. Foodservice Advanced Service Technologies (“USFAST”). The focus of USFAST is to reduce the complexities related to USF’s disparate systems and achieve business performance improvements. The central element of this strategy is the migration to a more standard systems environment based on existing capabilities. Major projects include: (1) converting USF’s 14 broadline and chain divisions that still use one of nine stand-alone computer systems to one of USF’s two core operating platforms to support an enterprise-wide service delivery and management model; (2) consolidating USF’s existing financial systems into one integrated financial suite to improve financial reporting; (3) providing a common customer interface via web sales, electronic delivery information technology and sales force automation to enhance the customer experience; and (4) integrating USF’s supply chain management capabilities to realize efficiencies in purchasing and logistics.

•	We have commenced the vendor allowance accounting and control (“VAAC”) project that is aimed at improving the initiating, recording and processing and reporting of vendor allowances at our U.S. retail operating companies.

Ahold Annual Report 2003
Corporate Governance

The VAAC project team is designing and implementing standardized forms, documentation requirements, deal validation processes, roles and responsibilities, measurements, controls and contract administration in the merchandising and accounting areas to ensure consistency and increased accuracy across all U.S. retail operating companies which we expect to have in place by July 2004.

We have taken steps to compensate for existing internal control weaknesses in preparing our 2003 financial statements by, among other things, implementing the following measures:

•	We conducted an extensive review of our accounting documentation and processes. This review involved the accounting department at our parent company, our parent and regional task forces and accounting personnel at the various operating companies. This also involved visits from parent company employees to our operating companies to assist in the accounting process.

•	We reviewed areas where controls were found to be weak and performed additional accounting or review work where considered necessary, including the spreadsheet based vendor allowance tracking system initiated by USF as earlier mentioned.

•	We required the review by our corporate accounting department of certain transactions.

•	We improved and extended the use of standardized questionnaires, GAAP checklists and management certifications.

Our Disclosure Committee also was extensively involved in the preparation of this annual report. As discussed in “Corporate Governance – Part II: Corporate Governance Provisions” the Disclosure Committee, which was formed in November 2002, oversees the gathering of information in connection with the preparation of the reports that we file under the Securities Exchange Act, including this annual report, and works to ensure the accuracy and completeness of such filings.

We have committed, and will continue to commit, considerable resources to our efforts to improve and strengthen our internal controls. We will need time to implement all necessary changes and improvements. We implemented compensating controls for the year-end close of 2003 and we are implementing the remaining changes in 2004.

Our Chief Executive Officer and our Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act, evaluated the effectiveness of our disclosure controls and procedures as of December 28, 2003 (the end of the period covered by this annual report). Disclosure controls and procedures are those designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Disclosure controls and procedures are also designed to ensure that the information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives.

Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, in particular our internal controls, continue to need improvement. Nevertheless, our Chief Executive Officer and Chief Financial Officer believe that, as a result of all of the actions described above that have been taken prior to and in connection with the filing of this annual report, subject to the limitations noted above, our disclosure controls and procedures are effective to ensure that material information relating to us and our consolidated subsidiaries is made known to our management and that the information required to be disclosed in this annual report and our other reports to be filed under the Securities Exchange Act is timely recorded, processed and summarized.

Ahold Annual Report 2003
Remuneration

Remuneration

Remuneration Committee

The Remuneration Committee provides recommendations to the Supervisory Board regarding the remuneration of the members of the Corporate Executive Board. The Remuneration Committee has three members: Sir Michael Perry (Chairman), Mr. Karel Vuursteen and Mr. Roland Fahlin. All are members of the Supervisory Board. External and internal advisers will on occasion be utilized to provide advice and information to the Remuneration Committee. Within the limits of the general remuneration policy the Supervisory Board will determine the remuneration of the individual members of the Corporate Executive Board.

The Remuneration Policy

In accordance with the Tabaksblat Code, on March 3, 2004, the proposal for the remuneration policy was adopted by the General Shareholders’ Meeting.

Consistent with the Code, the policy intends to serve two principal objectives:

1.	To provide sufficiently competitive compensation to recruit and retain senior executives as members of the Corporate Executive Board of a prominent international company, and to ensure access to executives with expertise and relevant know-how, leadership qualities and vision; and

2.	To reward performance that is consistent with our “Road to Recovery” strategy.

The remuneration structure consists of three elements:

1.	A fixed base salary and the annual performance-related bonus. The sum of these two is referred to as the total cash compensation;

2.	Long-term incentives consisting of stock options and a share plan; and

3.	A pension plan.

These three elements together must jointly reach such a level that remuneration of Corporate Executive Board members remains competitive with compensation levels in the labor market in The Netherlands. For this reason, we will benchmark remuneration levels of our Corporate Executive Board with those of other EuroNext Amsterdam listed companies in The Netherlands every year. External advisors will conduct this comparison. The companies in the reference group all have annual sales in excess of Euro 10 billion and employ more than 30,000 associates. At this moment, all 10 companies to be benchmarked are prominent players in their sector. The 10 companies selected for the reference group are:

•	Koninklijke Nederlandsche Petroleum Maatschappij N.V.

•	ING Groep N.V.

•	FORTIS N.V.

•	Unilever N.V.

•	ABN AMRO Holdings N.V.

•	Koninklijke Philips Electronics N.V.

•	Aegon N.V.

•	AKZO Nobel N.V.

•	Koninklijke KPN N.V.

•	TPG N.V.

Total cash compensation

The level at which we determine our total cash compensation lies between the 60th and 75th percentile of this reference group. This percentile takes into account the annual base salary and a bonus commensurate with full realization of certain defined bonus objectives. We consider this to be necessary to attract and retain high caliber executives in the current extremely competitive international retail market.

Execution of the “Road to Recovery” strategy is of eminent importance to us. For this reason, the variable component in the remuneration policy is emphasized. This means that a substantial portion of the compensation will be based on the level of performance delivered by Ahold as a company and by each individual member of the Corporate Executive Board. This means that Corporate Executive Board members will receive a competitive cash bonus of 100% of his or her annual base salary so long as he or she has achieved all his or her set objectives. If performance is better than the set objectives, the bonus can rise to a maximum of 125%.

The short-term objective is that 70% of the bonus of all Corporate Executive Board members, including the current members, is linked to a financial performance criterion and 30% to a maximum of two personal performance criteria.

The financial criterion is EVA (Economic Value Added) improvement. EVA measures the Company’s Economic Value Added or Economic Profit, defined as Net Operating Profit After Tax (NOPAT) minus the cost of capital employed. EVA is a comprehensive measure of ongoing operating performance and includes an explicit charge for invested capital. EVA supports the primary objective of the Company to create long-term value and rewards consistent value creation over a long-term horizon. The Supervisory Board will set the measurable personal performance criteria for each individual member of the Corporate Executive Board. For reasons of commercial sensitivity, we will not be disclosing EVA or the particular performance level required.

Long-term incentives

Our long-term incentives include a stock option plan, and a share plan. The plans are aiming at promoting longer-term sustainable performance and aligning the interest of both our Corporate Executive Board and our shareholders. Shareholder value is the key word in both these plans, and must be present before there

Ahold Annual Report 2003
Remuneration

can be any question of equity compensation going to the Corporate Executive Board members.

The stock option plan gives Corporate Executive Board members, including current members, the right to acquire shares in the Company at a previously agreed price and during a previously agreed period. Stock options are granted annually. The exercise price is identical to the closing price of the shares on EuroNext Amsterdam on the last trading day to precede the grant date.

Half of the allocated options will expire in five years, the other half in 10 years. A performance criterion applies to any stock options granted in 2005 and beyond. Exercise of these stock options is conditional on realization of set performance criteria.

The performance criterion is average EVA improvement related to “at target” performance during the three years prior to the year in which the options may vest, or be exercised. The number of stock options that will vest lies between 80% and 120% of the total number of stock options that will vest upon achievement of “at target” performance. Should the performance be lower than 80% of “at target”EVA performance, no stock options at all will vest.

The maximum number of options, calculated at the vesting level of 120%, will be:

•	121,500 for the CEO, and

•	90,000 for each of the other Corporate Executive Board members.

The other long-term incentive plan is the share grant, known within Ahold as the 2004-2006 Ahold Performance Share Grant Plan. This is a performance-related share plan based on the development of our “Total Shareholder Return” (TSR) benchmarked against the TSR development of a selected group of 10 companies with the same core activities as Ahold (known as the “reference group”) measured over the 2004-2006 period. TSR is defined as share price growth assuming all dividends are re-invested by the shareholders. TSR measures all the gains (share price growth and dividends) shareholders receive over a certain period of time.

The reference group consists of the following companies:

•	Sysco Corporation

•	Wal-Mart stores

•	Safeway Inc.

•	Albertson’s Inc.

•	Kroger Co.

•	Casino S.A.

•	Metro A.G.

•	Carrefour S.A.

•	Tesco Plc.

We will be ranked within this reference group on the basis of our TSR results. External specialists will determine the ranking and thereby determine the number of shares that will be allocated at the end of the three-year period. The external auditor will verify determination of the definitive ranking.

The number of shares to be allocated at vesting depends on our ranking within the reference group. No shares at all will be granted should we have attained a position lower than sixth of the 10 companies (including Ahold) in the reference group. Should we achieve the third place, all of the provisionally 100% of the shares will be allocated at vesting in 2007. The maximum number of shares that can be allocated at vesting is 150%, and this amount will only be allocated should we attain the top spot in the rankings.

Corporate Executive Board members must keep the shares allocated at vesting for at least three years, or until the end of their term of employment should that fall within the three-year period. They are however authorized to sell as many shares as necessary to pay any taxes that may be incurred as a result of allocation at vesting.

Pension

Local social systems and local legislation considerably influence the pension situation. The pension plan available to Corporate Executive Board members is largely dependent on these factors.

The Corporate Executive Board Pension Plan is the current plan applied to its Dutch members over many years. The most important characteristics of this plan are:

1.	Retirement age is set at 60;

2.	The pension benefits amount to 60% of the final base salary (based on a service period of 30 years). The pension accrual rate is 2% per year; and

3.	The premium contribution for members of the Corporate Executive Board is based on a percentage of base salary.

For non-Dutch members of the Corporate Executive Board, the pension plan is based on individual circumstances, taking into account the way in which pension plans are applied in his or her home country, the existing pension plan on the date he or she joined us, the new member’s age and possibility to participate in the Corporate Executive Board Pension Plan. Generally speaking, the pension amounts to 60% of final salary (assuming that the Corporate Executive Board member has had no former employer).

Ahold Annual Report 2003
Report from the Supervisory Board

Composition of the Supervisory Board

Born
Karel Vuursteen (62), Chairman	July 25, 1941
Sir Michael Perry GBE (70)	February 26, 1934
Roland Fahlin (65)	November 8, 1938
Jan Hommen (60)	April 29, 1943
Cynthia P. Schneider (50)	August 16, 1953
Robert Tobin (65)	July 13, 1938
Lodewijk J.R. de Vink (59)	February 12, 1945

Karel Vuursteen, the Chairman of our Supervisory Board as of November 26, 2003, is a Dutch national. He was first appointed to the Supervisory Board on May 8, 2002 and his term runs until 2006. Mr. Vuursteen is a former Chairman of the Executive Board of Heineken N.V. He is also a Supervisory Board member of Gucci Group N.V., AB Electrolux (Sweden), Henkel KGaA (Germany), ING Group N.V., Akzo Nobel N.V. and Heineken Holding N.V.

Sir Michael Perry GBE is a British national. He was first appointed to the Supervisory Board on May 6, 1997 and his term runs until 2004. Sir Michael Perry is a former Chairman of Unilever PLC and a former Director of Bass PLC and Marks & Spencer PLC. He is Chairman of Centrica plc, President of the Marketing Council, Chairman of the Shakespeare Globe Trust and Chairman of the Oxford University Faculty Board for Management.

Roland Fahlin is a Swedish national. He was first appointed to the Supervisory Board on September 1, 2001. His term runs until 2005. We have however announced his retirement at the Annual General Meeting of Shareholders on June 2, 2004. Mr. Fahlin is former Chairman and President of ICA Ahold AB in Sweden. He is Chairman of The Swedish Institute of Management (IFL) and Chairman and owner of Roland Fahlin AB. He is also Board member of SJ AB (Swedish State Railroad Co.), Board member of CIES, The Food Business Forum, Paris and Board member of the Foundation of Market Technology Center.

Jan Hommen is a Dutch national. He was first appointed to the Supervisory Board on May 13, 2003 and his term runs until 2007. Mr. Hommen is Vice Chairman and CFO of Royal Philips Electronics. He is Chairman of the Supervisory Board of the Academic Hospital Maastricht, a member of the Supervisory Board of Atos Origin and TPG N.V., and Chairman of the Board of Directors of MedQuist Inc. (70.9% owned by Royal Philips Electronics).

Cynthia P. Schneider is an American national. She was first appointed to the Supervisory Board on October 1, 2001 and her term runs until 2005. Mrs. Schneider is former Ambassador of the United States to the Kingdom of The Netherlands. She now teaches at both the College of Arts and Sciences and the School of Foreign Service of the Georgetown University. She is also a member of the Board of Directors of Humanity in Action and of the Institute for Cultural Diplomacy.

Robert G. Tobin is an American national. He was first appointed to the Supervisory Board on September 1, 2001 and his term runs until 2005. We have however announced his retirement at the Annual General Meeting of Shareholders on June 2, 2004. Mr. Tobin is former President of Stop & Shop. After the purchase of Shop & Shop by us, Mr. Tobin became President of Ahold USA. From 1998 to 2001, Mr. Tobin was member of our Corporate Executive Board. He is currently a Non-Executive Director of Centrica plc.

Lodewijk J.R. de Vink is an American national. He was first appointed to the Supervisory Board on November 12, 1998 and his term runs until 2006, but he will retire at the Annual General Meeting of Shareholders of 2005. Mr. De Vink is former Chairman, President & Chief Executive Officer and Director of Warner-Lambert Company. He is also Chairman of the International Health Care Partners and Board member of the National Foundation for Infectious Diseases, United Negro College Fund, Nijenrode University, National Actors Theater, the New Jersey Performing Arts Center and Alcon, Inc. He is also a director of Rothschild Inc., Roche Holding, and a member of the Sotheby Advisory Board.

Henny de Ruiter, a Dutch national, resigned as Chairman of the Supervisory Board on November 26, 2003, after the General Meeting of Shareholders, and was succeeded by Karel Vuursteen.

Further changes to the Supervisory Board were announced at the launch of the new corporate governance structure of Ahold on February 16, 2004. Mr. Fahlin, Mr. Tobin and Sir Michael Perry will retire at the annual shareholders’ meeting (which will be held on June 2, 2004).

Ms. Schneider and Mr. De Vink will retire at the annual shareholders’ meeting in 2005.

Ahold Annual Report 2003
Risk Factors

Risk Factors

The following discussion of risks relating to our business and the recent developments at Ahold should be read carefully in connection with evaluating our business, our prospects and the forward-looking statements contained in this annual report. Any of the following risks could have a material adverse effect on our financial condition, results of operations, liquidity and the actual outcome of matters as to which forward-looking statements contained in this annual report are made. The risks described below are not the only ones we are facing. Additional risks not currently known to us, that are common to most companies or that we currently believe are immaterial may also have a material adverse effect on our financial condition, results of operations, liquidity and the actual outcome of matters as to which forward-looking statements contained in this annual report are made. For additional information regarding forward-looking statements, please see “Forward-Looking Statements Disclaimer” at the end of this annual report.

Results of pending and possible future investigations and legal proceedings could have a material adverse effect on our financial condition, results of operations, liquidity and the prices of our common shares and ADSs.

On February 24, 2003, we announced that net earnings and earnings per share for 2002 would be significantly lower than previously indicated and that we would be restating our financial position and results for 2001 and 2000 because of accounting irregularities at one of our operating subsidiaries, USF, and certain questionable transactions at Disco S.A. (“Disco”) and because certain of our joint ventures had been improperly consolidated. In our 2002 annual report, we restated our financial position and results for 2001 and 2000.

In 2003 and 2004, U.S. and non-U.S. governmental and regulatory authorities initiated civil and criminal investigations of us and certain of our subsidiaries and numerous civil lawsuits and legal proceedings were filed in the United States and in The Netherlands naming Ahold and certain of our current and former directors, officers and employees as defendants. For a further discussion of these legal proceedings and investigations, please see Note 30 to our consolidated financial statements included in this annual report.

We are cooperating fully with the investigations and are defending the civil lawsuits, including class action suits, filed against us. However, we cannot predict when these investigations or legal proceedings will be completed or the likely outcome of any of the investigations or legal proceedings. It is possible that they could lead to criminal charges, civil enforcement proceedings, additional civil lawsuits, settlements, judgments and/or consent decrees against us (and our subsidiaries), and that, as a result, we will be required to pay substantial fines, damages or other payments, consent to injunctions on future conduct, lose the ability to conduct business with government instrumentalities and with customers in the casino and gaming industries or suffer other penalties, each of which could have a material adverse effect on our financial condition, results of operations, liquidity and the prices of our common shares and ADSs. Because of the difficulty of predicting the outcomes of these investigations and legal proceedings, we have, in accordance with accounting principles generally accepted in The Netherlands (“Dutch GAAP”) and accounting principles generally accepted in the United States (“US GAAP”), not established a provision for the costs, if any, that may be associated with any such investigations or proceedings.

In addition, we may be obligated to indemnify various current and former directors, officers and employees, as well as those of some of our subsidiaries, for any fines, liabilities, fees or expenses that they may face as a result of the pending and possible future litigation and investigations, and to advance to or reimburse such persons for defense costs, including attorneys’ fees, as discussed in the risk factor “We may have insufficient directors’ and officers’ liability insurance” in this section.

In 2003, we incurred additional professional fees for our auditors, lawyers and other advisors of approximately EUR 170 million, a large portion of which was related to investigations and legal proceedings. We will continue to incur significant costs and expenses as a result of the ongoing external investigations and legal proceedings. However, because of the difficulty of predicting the outcomes of these investigations and legal proceedings, in accordance with Dutch GAAP and US GAAP, we have not established a provision for the costs, if any, that may be associated with any of these investigations or legal proceedings. The effects and results of these various investigations and legal proceedings, including the ultimate determination regarding our indemnity obligations and the extent of our insurance coverage, could have a material adverse effect on our financial condition, results of operations, liquidity and the prices of our common shares and ADSs.

Ahold Annual Report 2003
Risk Factors

Injunctions and attachments in Argentina and Uruguay regarding our shareholdings in Disco could adversely affect our ability to sell Disco.

As part of our planned divestments, we entered into an agreement with Cencosud S.A. (“Cencosud”) for the sale of our controlling stake in Disco. Subject to certain closing conditions, including obtaining local anti-trust approval and the absence of any legal obstacles to consummate the sale, we expect the transaction to close by the end of 2004. There are, however, injunctions and attachments in Argentina and Uruguay regarding the shares of Disco that could delay or prevent the closing of this transaction. The delay of this transaction or any other sale of Disco could affect our ability to divest Disco, which could have a negative effect on our liquidity. For additional discussion on ongoing litigation in Argentina and Uruguay, please see Note 30 to our consolidated financial statements included in this annual report.

We may not be successful in completing the implementation of divestments as part of our new strategy, which could have a material adverse effect on our financial condition, results of operations and liquidity.

On November 7, 2003, we announced the details of our new strategy, which is described in “Operating and Financial Review and Prospects – Strategy”. One aspect of our new strategy is to divest non-core businesses or consistently underperforming assets. We intend to raise by the end of 2005 at least EUR 2.5 billion of proceeds from the disposition of such divestments, including those that were completed in 2003 and those already announced. As of April 1, 2004, we have completed the divestment of several of our businesses for a total sales price of EUR 1.2 billion and have announced our intention to divest additional businesses in 2004. Some of these planned divestments have not yet been completed and may fail to be completed within the expected time frames, or at all. For additional information on our divestments, please see “Operating and Financial Review and Prospects – Strategy – Restoring our Financial Health” below.

The timing of the sales and the net cash proceeds realized from such sales are dependent on locating and successfully negotiating sales with prospective buyers and, with respect to certain divestments for which buyers have been found and terms negotiated, on whether the conditions stipulated for the closing of the transaction, such as financing conditions and regulatory approvals, will be met. Other factors that may make it more difficult or impossible to sell some assets are ongoing litigation and investigations, shareholder agreements and minority interests, as well as regulatory approvals. Prevailing industry conditions may affect our ability to divest businesses. For additional discussion of these factors, please see “Operating and Financial Review and Prospects – Events in 2003” and Note 30 to our consolidated financial statements included in this annual report.

We may not be able to obtain the optimal price for assets that we are selling or plan to sell or we may receive a price that is substantially lower than the price we paid for the assets being disposed of. Furthermore, we may be required to set aside as a reserve a substantial portion of any proceeds that we receive from the sale of these assets against possible contingent liabilities. Also, the attention of management of the subsidiaries we plan to divest may be focused on divestment rather than on operations, which may adversely affect the operations of such subsidiaries and, in turn, reduce the price we may receive for those assets. In addition, our continuing operations may suffer as a result of losing synergies attributable to our ownership of the assets being sold.

We cannot assure you that the funds raised through divestments will reduce our debt sufficiently to meet the goals of our financing strategy. If the realized cash proceeds are insufficient or their receipt materially delayed or if substantial portions of consideration must be set aside as a reserve, our ability to pay maturing indebtedness or to implement our new strategy may be hindered and if we are not able to obtain alternative sources of funds on a timely basis or on satisfactory terms, this could materially adversely affect our financial condition, results of operations and liquidity.

We have identified weaknesses in our internal control processes and procedures and face difficulties in strengthening, improving and maintaining our internal accounting systems and controls.

In 2003, we conducted our own forensic investigation, which identified or confirmed numerous weaknesses in our internal control processes and procedures. In response to the investigations’ findings, we began taking steps to address the significant internal control weaknesses raised or confirmed. For a further discussion of management’s responses to the weaknesses in internal controls, please see “Operating and Financial Review and Prospects – Events in 2003” and “Corporate Governance – Part III. Corporate Governance: Controls and Procedures.”

We will need time to improve our internal accounting systems and controls, which may include the accounting systems and controls of certain of our unconsolidated joint ventures. The failure to implement, or delays in implementing, all required changes and improvements to our internal controls and any failure to maintain such control could adversely affect us. We may, however, face difficulties in implementing and maintaining such systems and controls. We will also need to commit substantial resources, including time from our management teams, to implement improved internal accounting systems and controls, which could have a material adverse effect on our financial condition, results of operations and liquidity.

Ahold Annual Report 2003
Risk Factors

Unfavorable currency exchange fluctuations could have a material adverse effect on our financial condition, results of operations and liquidity.

Because we have businesses in a variety of countries throughout the world, a substantial portion of our net sales, assets, liabilities and results of operations are denominated in foreign currencies, primarily the US dollar. As a result, we are subject to foreign currency exchange risk due to exchange rate movements, which affect our transaction costs and the translation of the results and underlying net assets of our foreign subsidiaries. In particular, we are exposed to fluctuations in the value of the US dollar against the Euro, which we adopted as our reporting currency in our consolidated financial statements effective at the beginning of 1999. Our results are also impacted by currency valuations in South America and Central Europe. For 2003, the total gain recorded on foreign exchange rate transactions, recorded in our consolidated Dutch GAAP results of operations was EUR 14 million. Losses on the translation of our subsidiaries that do not use the Euro as their functional currency amounted to EUR 666 million and were recorded in shareholders’ equity in 2003 under Dutch GAAP.

In addition, cumulative foreign exchange rate differences related to foreign subsidiaries that are divested are recognized as foreign currency translation adjustments in our statements of operations. In 2003, we incurred a loss on divestments of EUR 96 million related to the recognition of accumulated foreign currency translation adjustments primarily as a result of the divestment of our Chilean operations completed during that period. The completion of our divestments is expected to lead to further realization of foreign currency translation adjustments that were previously recorded in shareholders’ equity.

Although we attempt to manage our foreign currency exposure by financing in local currency borrowings or employing cross-currency swaps to the extent possible or practicable, currency exchange rate movements can affect our transaction costs and fluctuations in our balance sheet ratios resulting from changes in exchange rates may still be substantial. Furthermore, if there is a significant destabilization of a particular currency, that event could have a material adverse impact on our financial condition, results of operations and liquidity. For additional discussion of our risk management, please see “Operating and Financial Review and Prospects – Quantitative and Qualitative Disclosures about Market Risk”.

If our food retail business is unable to realize expected cost savings, this could have a material adverse effect on our financial condition, results of operations and liquidity.

As part of our new strategy, we are reorganizing our operating companies into arenas, which will enable us to combine various administrative functions, as well as gain efficiencies through standardization and best practice knowledge. With this new organizational framework, we are launching several strategic initiatives which we expect will enable us to realize annualized cost savings of approximately EUR 600 million from 2006. We also have set targets for our food retail business to achieve annual net sales growth of 5%, an annual EBITA margin of 5% and an annual return on net operating assets of 14% beginning in 2005 (net of disposals in each case). However, we may encounter difficulties or delays in implementing our strategic initiatives which could result in our not achieving the expected cost savings from these initiatives. We may also incur unanticipated costs in implementing our strategy. If we do not successfully carry out our strategy with respect to our food retail business, this could have a material adverse effect on our financial condition, results of operations and liquidity.

Our failure to carry out our plan to rebuild USF and return it to profitability could have a material adverse effect on our financial condition, results of operations and liquidity.

USF accounts for a substantial portion of our net sales. Although we intend to rebuild USF to restore its value and improve its profitability, our plan may not be successful. For further information about our plans and steps to be taken to rebuild USF, please see “Operating and Financial Review and Prospects – Strategy.” We cannot assure you that we will be able to successfully accomplish these plans. If we are unable to rebuild USF, improve its internal controls, improve the integration of its information systems, complete the integration of businesses that reflect the various acquisitions, improve the terms of its purchasing programs, increase its sales of private label products and the proportion of sales to higher margin customers or change USF’s mix of customers, products and brands to support sustainable profitable growth, this could delay or prevent us from rebuilding USF, which could have a material adverse effect on our financial condition, results of operations and liquidity. Additionally, if USF or any of its current or former officers were to be indicted or convicted of criminal wrongdoing as a result of the pending government investigations, it could suffer a sudden and material loss of business among its customers or be restricted from pursuing new business from certain customers, particularly those customers that are governmental entities or in the casino and gaming industries.

Ahold Annual Report 2003
Risk Factors

Negative publicity or reputational damage could have a material adverse effect on our financial condition, results of operations and liquidity.

The issues that we announced on February 24, 2003 and subsequently had a negative impact on the public’s perception of us. If, due to the disclosures we have made or are required to make in the future and related negative publicity, our current and potential vendors and customers perceive us as having a tarnished reputation or financial difficulties, our vendors may not supply us with their products or services or supply these products and services to us on less favorable terms or hold us strictly to the terms of our vendor contracts or reduce the amount of trade credit extended to us. In response to these issues, USF’s vendors raised prices, reduced allowances, shortened payment terms and reduced credit limits in 2003. In addition, we may be unable to retain or attract personnel as a result of a tarnished reputation, and our customers may decide not to shop in our stores or purchase products from us. Negative publicity or reputational damage could have a material adverse effect on our financial condition, results of operations and liquidity.

Our new management faces significant challenges and demands on their time, which may negatively affect our business and operations.

As a consequence of the issues that we announced on February 24, 2003 and subsequently, some members of our Corporate Executive Board and management team and some members of management at our subsidiaries were replaced by new directors and officers. The new members of our Corporate Executive Board and the new management team members need to focus on implementing our new strategy, managing our business and coordinating with our operating managers at our various subsidiary companies. Our management team, however, has diverted its focus from these matters to deal with external investigations and other ongoing legal proceedings, strengthen reporting lines and review and improve internal controls and systems. We cannot assure you that our business and operations will not be negatively affected in the near term in light of the significant attention management is required to devote to these other matters.

We may be unable to retain personnel who are integral to the success of our business given the risks that we face and may continue to face in the foreseeable future.

We face many challenges and risks, including possible materially adverse consequences of external investigations and ongoing legal proceedings, as well as the possibility that we might not successfully implement our new strategy, as a result of which there is a risk that personnel who are integral to the success of our business may leave, disrupting our ability to achieve our short- and long-term goals. In addition, if we fail to maintain adequate directors’ and officers’ liability insurance, our ability to retain or attract directors and officers could be adversely affected, which would adversely affect our business.

Although we have an equity-based compensation plan and have retention agreements with key employees and directors, we cannot assure you that these measures will be effective, which could materially hinder our ability to successfully execute our strategy within the expected time frame and thus have a material adverse effect on our financial condition, results of operations and liquidity.

We may have insufficient directors’ and officers’ liability insurance.

We have indemnified various current and former directors, officers and employees, as well as those of some of our subsidiaries, for expenses they have incurred as a result of the pending and possible future investigations and legal proceedings discussed above and we expect to incur further expenses for indemnification of expenses and any possible fines, liabilities or fees that they may face, and to advance to or reimburse such persons for defense costs, including attorneys’ fees. We have directors’ and officers’ liability insurance, but one or more of our insurance carriers may decline to pay on our policies, or such coverage may be insufficient to cover our expenses and liabilities, if any, in some or all of these matters. As set forth in more detail in Note 30 to our consolidated financial statements included in this annual report, one such insurance carrier has initiated proceedings in The Netherlands relating to one of such policies. We renewed our directors’ and officers’ liability insurance effective as of July 1, 2003 until June 30, 2004, at rates substantially higher than in the past, and we cannot assure you that the rates will not increase further. To the extent that we do not have adequate insurance, our indemnification obligations could have a material adverse effect on our financial condition, results of operations and liquidity.

Ahold Annual Report 2003
Risk Factors

Our substantial indebtedness could adversely affect our financial condition, results of operations and liquidity and could restrict our ability to obtain additional financing in the future.

We have substantial indebtedness. As of year-end 2003, we had approximately EUR 10.5 billion of total debt, including capitalized lease commitments of EUR 2.2 billion, long-term debt of approximately EUR 6.6 billion (excluding current portion) and approximately EUR 1.7 billion of short-term debt (including current portion of long-term debt). In addition to the obligations recorded on our balance sheet, we also have various commitments and contingencies that may result in significant future cash requirements. For additional information about our commitments and contingent liabilities, please see “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Contractual Obligations” and “ – Off-Balance Sheet Arrangements” and Note 30 to our consolidated financial statements included in this annual report.

Although as part of our new strategy, we intend to reduce our indebtedness, and even though the terms of our new credit facility, which is described in “Operating and Financial Review and Prospects – Liquidity and Capital Resources – The December 2003 Credit Facility” (the “December 2003 Credit Facility”), and certain other debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and we are not prohibited from incurring additional indebtedness, as long as we comply with these restrictions. To the extent we incur new debt, our substantial leverage risks would increase. For additional information on our liquidity and leverage, please see “Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Our level of indebtedness could affect our business in the following ways:

•	because we must dedicate a substantial portion of our cash flow from operations to the payment of interest and principal on our indebtedness, it reduces the amount of cash available for other purposes, such as capital expenditures;

•	it restricts our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions, joint ventures or general corporate purposes or the refinancing of existing debt; and

•	it limits our flexibility in reacting to changes in the industry and economic conditions generally, making us more vulnerable to a downturn in our industry or the economy in general.

Furthermore, our substantial leverage may place us at a competitive disadvantage, as we will be unable to direct as much of our resources toward expanding and improving our business compared to our less-leveraged competitors. As a result, we may lose market share and experience lower sales, which could have a material adverse effect on our financial condition, results of operations and liquidity.

If we are not able to comply with the restrictive and financial covenants contained in our debt instruments, our financial condition, results of operations, and liquidity could be materially adversely affected.

The December 2003 Credit Facility requires us and some of our subsidiaries to comply with various financial and non-financial covenants that may significantly restrict, and in some cases may prohibit, our ability and the ability of those subsidiaries to incur additional debt, create or incur liens, pay dividends or make other equity distributions, make loans, acquisitions and investments, incur capital expenses and sell assets. The December 2003 Credit Facility requires us to maintain an earnings before interest, taxes, depreciation and amortization (“EBITDA”) to net interest expense ratio of 2.25:1.00 in the fourth quarter of 2003 and increasing to 4.5:1.00 in the first quarter of 2006 and quarterly thereafter. Our accounts receivable securitization programs contain covenants that require us to maintain specific financial ratios, including accounts receivables performance measures, and certain of our derivative instruments also contain financial and restrictive covenants. In addition, our Euro Medium Term Note (“EMTN”) program, our other outstanding debt instruments, and some of our operating leases restrict our ability to pledge our assets and/or incur debt and contain various other restrictive covenants. For additional information on the December 2003 Credit Facility, please see “Operating and Financial Review and Prospects – Liquidity and Capital Resources – The December 2003 Credit Facility.” For additional information on our accounts receivable securitization programs, please see “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Off-Balance Sheet Arrangements – Accounts Receivable Securitization Programs.” For additional information on our EMTN program and other outstanding indebtedness, please see “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash Flows From Financing Activities” and “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Accounts Receivable Securitization Programs.”

Ahold Annual Report 2003
Risk Factors

If we fail to meet any of the restrictive and financial covenants under our credit facilities or our other debt instruments or are unable to cure any breach or obtain consents to waivers of any non-compliance with or otherwise renegotiate these covenants, this could result in cross-accelerations, certain cross-defaults or mandatory payments under the terms of our other indebtedness, including our outstanding bonds, several of our operating leases and our derivative instruments. As a result, we could be required to sell or transfer assets we have pledged to support our obligations and this could also result in our derivative agreements being terminated or our committed and uncommitted credit lines being cancelled or reduced, or being restricted either to the amount of borrowings outstanding at the time or else with respect to the use of future borrowings. The occurrence of any of the foregoing events could have a material adverse effect on our financial condition, results of operations and liquidity. It is unlikely that we would be able to repay all of this indebtedness if our creditors were to elect their right to demand payments owed by us.

We have pledged a substantial portion of our assets under our debt instruments and, therefore, a default on our debt instruments could result in our inability to continue to conduct our business.

The security under the December 2003 Credit Facility includes a pledge over our shares in Stop & Shop, Giant of Maryland LLC, Giant Brands, Inc. and Stop & Shop Brands, Inc. and certain key income-generating entities within Giant-landover; certain intellectual property rights connected with the name “Stop & Shop” and “Giant” and inter-company receivables owed to Stop & Shop. These subsidiaries and trademarks are critical to our ability to conduct our business. If we defaulted on the December 2003 Credit Facility and were unable to remedy the default, the lenders would have the ability to sell a portion or all of these assets as necessary to pay the amounts outstanding under the December 2003 Credit Facility, and we would no longer own them or be able to use them in our business. For a more detailed discussion of our pledge of these shareholdings and trademarks, please see “Operating and Financial Review and Prospects – Liquidity and Capital Resources – December 2003 Credit Facility.”

We and our subsidiaries require a significant amount of cash to fund our business.

The timely payment of amounts due in 2004 and 2005 on our outstanding indebtedness and the continued funding of our business will require significant cash resources. Because our cash flow from operations alone will be insufficient to repay all of our maturing indebtedness, our ability to have sufficient liquidity depends on, among other things:

•	successfully implementing our new strategy and otherwise offsetting the negative effects of the issues that we announced on February 24, 2003 and subsequently, the related external investigations, legal proceedings and events and our related public announcements;

•	generating sufficient cash flows from the divestiture of non-core businesses or consistently underperforming assets;

•	complying with the terms of our debt agreements, credit facilities and other contractual obligations, and complying with our applicable financial and other covenants, to enable us to continue rolling over amounts due under such agreements until final scheduled maturity;

•	refinancing our existing debt obligations, obtaining bank loans and letters of credit and issuing debt in the capital markets;

•	continuing to access uncommitted credit lines; and

•	maintaining or improving our credit ratings.

If we are not able to meet our funding and scheduled indebtedness repayment requirements as they mature or to fund our liquidity needs with cash from operations, proceeds from asset divestments or funds obtained through the capital markets, bank loans or otherwise, or if funds from these sources are not available on a timely basis or on satisfactory terms, we and our subsidiaries may be forced to reduce or delay our business activities or restructure or refinance all or a portion of our debt on or before maturity. Any such reduction or delay of our business activities, which could include a further limitation in capital expenditures, could make us less competitive. In addition, if our estimates of our cash flow, expenses or capital or liquidity requirements are inaccurate or these requirements change, we may need to raise additional funds. As a consequence of the issues that we announced on February 24, 2003 and subsequently, the downgrades of our credit ratings, our consolidated net loss for 2003, the final outcome of the pending or any future external investigations or legal proceedings, our high debt level and the pledge of significant assets to secure a portion of this indebtedness, it may be more difficult or impossible for us to refinance our debt, raise additional funds or

Ahold Annual Report 2003
Risk Factors

improve our liquidity on terms that are favorable to us. If we are unable to raise additional financing when needed, this could materially adversely affect our financial condition, results of operations and liquidity. For additional information, please see “Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Further downgrading of our credit ratings could make it more difficult and expensive to finance our business and our future operating income could be diminished as a result.

During 2003, Moody’s Investors Services (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”) downgraded our credit ratings to ratings below investment grades as discussed under “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Credit Ratings.” As a result of the downgrades, some institutional investors, which are required by their internal policies to hold only investment grade securities in their investment portfolios, were compelled to sell our publicly traded securities and some of our vendors required us to post letters of credit or to provide cash collateral. Further downgrades could result in our vendors’ inability to obtain credit insurance, as a result of which they may require us to post letters of credit or modify payment terms to the extent they have not already done so. Third-party insurance carriers and surety companies have required us to increase the amount of letters of credit and cash collateral in connection with our self-insurance programs, which are described later in this annual report, and the surety bonds required in numerous aspects of our business. These amounts may increase further if there are additional downgrades. For additional information about our insurance programs, please see “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Off-Balance Sheet Arrangements – Retained or Contingent Interests – Insurance.”

The December 2003 Credit Facility contains step-up provisions that increase the interest costs on loans for credit rating downgrades below specified thresholds, as discussed under “Operating and Financial Review and Prospects – Liquidity and Capital Resources – the December 2003 Credit Facility.” In addition, costs associated with the sale of instruments under our accounts receivable securitization programs could increase if, among other possible causes, our credit ratings are downgraded. For a further discussion of the effect that additional downgrades would have on our costs of borrowing, please see Note 24 to our consolidated financial statements included in this annual report. For a description of our accounts receivables securitization programs, please see “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Off-Balance Sheet Arrangements.”

As part of our new strategy to restore our financial health, we intend to return to an investment grade profile by the end of 2005. However, we cannot assure you that we will be able to achieve this or that we will not be subject to further downgrades in the future, particularly if the steps we are taking to reduce our indebtedness are not successful. In addition, we may not be able to return to an investment grade credit rating profile as a result of various other factors, including a continued economic downturn and any adverse outcome of the pending or any future external investigations and legal proceedings. While none of our credit facilities or other debt instruments contain direct events of default that are triggered by credit rating downgrades, additional downgrades by either S&P or Moody’s could exacerbate liquidity concerns, increase our costs of borrowing, result in our being unable to secure new financing or affect our ability to make payments on outstanding debt instruments and comply with other existing obligations, which could have a material adverse effect on our financial condition, results of operations and liquidity.

Our current insurance coverage may not be adequate, and insurance premiums and letters of credit and cash collateral requirements for third-party coverage may increase, and we may not be able to obtain insurance or maintain our existing insurance at acceptable rates, or at all.

Since year-end 2002, as a result of the announcements on February 24, 2003 and subsequently, as well as issues affecting the U.S. insurance market as a whole, the third-party insurance companies that provide the fronting insurance that is part of our self-insurance programs that are described later in this annual report require us to provide significantly greater amounts of cash collateral, letters of credit and surety bonds. We have also, in some circumstances, been required to replace our self-insurance programs with high deductible programs from third-party insurers at a higher cost. Although we currently are able to provide sufficient letters of credit for our insurance and surety bond requirements, our future letters of credit requirements for our insurance and other cash collateral needs may increase significantly. In this event, we will need to obtain additional financing sources. We recognize provisions for probable liability under our self-insurance programs. Our corporate costs in 2003 increased by EUR 45 million as a result of an additional increase in our provision for self-insurance. If we experience an increase in the amount of claims filed or higher losses under our self-insurance programs, we may have to increase our provision for self-insurance in the future.

Ahold Annual Report 2003
Risk Factors

It is possible that we may not be able to maintain our self-insurance and high deductible programs or purchase commercial insurance to replace these programs, if necessary. In addition, even if maintained, our self-insurance and high deductible programs may not be adequate to protect us from liabilities that we incur in our business. Our insurance premiums to third-party insurers may increase in the future and we may not be able to obtain similar levels of insurance on reasonable terms or at all. Further, the cash collateral that we provide will not be available to us to fund our liquidity needs. Similarly, the letters of credit and surety bonds that we provide reduce our available capacity under our credit facilities to fund other liquidity needs. The inadequacy or loss of our insurance coverage, or the continued payment of higher premiums, could have a material adverse effect on our financial condition, results of operations and liquidity.

For additional information regarding our self-insurance coverage, please see “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Off-Balance Sheet Arrangements – Retained or Contingent Interests – Insurance” and Note 23 to our consolidated financial statements included in this annual report.

Our plan to reduce capital investments and increase cash flow is a significant change from our past growth strategy, and could have a material adverse effect on our financial condition, results of operations and liquidity.

In recent years, acquisitions were a key component of our growth strategy. A significant part of our new strategy is the improvement of our available cash flow and the significant reduction of our level of indebtedness in order to meet our liquidity requirements and strengthen our financial position. In carrying out this plan, we are scrutinizing and limiting capital expenditures and have implemented and are implementing cost reduction programs throughout our organization. Thus, we do not intend to pursue additional material acquisitions in the near future. In 2003, we reduced capital expenditures to EUR 1.4 billion from EUR 2.2 billion in 2002. In addition, we intend, as previously announced, to divest our non-core businesses or consistently underperforming assets. Furthermore, as a result of this reduction in acquisition activity, the divestment of some assets and the concentration of available capital resources to repay indebtedness, our growth will be substantially lower and our growth may not be in line with the growth of the markets in which we operate. A reduction in capital expenditures could, especially if over a significant period of time, adversely affect our business and make us less competitive, thereby having a material adverse effect on our financial condition, results of operations and liquidity.

Since we are a holding company, our ability to make interest and principal payments on our indebtedness depends on the financial results, and our access to the cash, of our majority-owned subsidiaries.

We are obligated to make interest payments on our indebtedness. Since we are a holding company, we rely on our majority-owned subsidiaries to make distributions to us or pay intercompany expenses and interest to fund our interest and principal payments. We cannot assure you that our subsidiaries’ financial results or their own liquidity requirements will permit them to make payments or loans to us in amounts sufficient for us to repay our indebtedness as it matures. Please see “If we are not able to comply with the restrictive and financial covenants contained in our debt instruments, our financial condition, results of operations, and liquidity could be materially adversely affected” above in this section.

Lower than expected operating performance from competitive pressures, the sale of assets and the economic climate could force us to take significant write-downs in the future.

We are required to review the value of our long-lived assets to determine if there are changes in circumstances that indicate that the carrying amount of the assets may not be recoverable. If such changes occur and the long-lived assets are considered to be impaired, the carrying value of our long-lived assets would be reduced, which would negatively affect our financial condition and results of operations in the period in which the charge is recorded. For a discussion of these impairment charges, please see Notes 12, 13, 14 and 31 to our consolidated financial statements included in this annual report.

Ahold Annual Report 2003
Risk Factors

We have contingent liabilities to our joint venture partners.

We operate in a number of markets through joint ventures. These joint ventures involve certain risks that we do not face with respect to our consolidated subsidiaries and franchised stores.

We have entered into various put and call options with our joint venture partners. In particular, we are contingently liable pursuant to two put arrangements with certain of our joint venture partners. Under the shareholders’ agreement dated as of February 24, 2000 (the “Shareholders’ Agreement”), relating to our joint venture ICA AB (formerly ICA Ahold Holding AB) (“ICA”), we are contingently liable pursuant to put arrangements with our joint venture partners, ICA Förbundet Invest AB (“IFAB”) and Canica AS (“Canica”). Under these put option arrangements (the “ICA Put Option”), each of our joint venture partners has the right of first refusal with respect to the sale of the shares in ICA of the other joint venture partner. If one of the joint venture partners is offered the shares of the other joint venture partner constituting no less than 5% of the outstanding shares of ICA and opts not to purchase such shares, the selling joint venture partner may exercise its ICA Put Option pursuant to which we are obligated to purchase such shares for cash. If the selling joint venture partner is exercising its ICA Put Option with respect to all of the ICA shares it held, we also are obligated to offer to purchase all of the ICA shares held by the non-selling joint venture partner on the same terms and conditions as those applicable to the sale of the ICA shares. The ICA Put Option may be exercised beginning on April 27, 2004.

If the ICA Put Option is exercised, we and the selling joint venture partner must negotiate the price of the ICA shares in good faith. If we and the selling joint venture partner cannot agree on a price, the price will be determined using a valuation procedure, which varies depending on the period in which the ICA Put Option is exercised, as described in more detail below. If the ICA Put Option is exercised prior to April 27, 2005, the valuation of the shares (if the parties cannot agree on the price of the shares) will be performed by an independent valuation expert jointly appointed by us and our ICA partners. The valuation procedure must use a formula equal to (a) the fair market value of the shares to be put to us (as if the Company was listed to the Stockholm Stock Exchange not including any control premium) at the time of exercise (the “Revised Equity Value”) plus (b) an amount equal to the product of (i) the Revised Equity Value and (ii) the Premium Rate (as described below). The “Premium Rate” is the percentage equal to (x) the equity value for the ICA shares on which the price Ahold paid to acquire its 50% interest in ICA was based divided by (y) the fair market value (also as if the company was listed, not included any control premium or assumed future synergies resulting from the acquisition) of the ICA shares on December 9, 1999 (the date of the heads of agreement relating to the purchases of the ICA shares by Ahold) (the “Base Equity Value”), minus 100%. If the ICA Put Option is exercised on, or after, April 27, 2005, and the parties cannot agree on the price of the shares being sold, the valuation of the shares will be performed by three independent valuation experts using a formula based on the acquisition value of ICA, as well as an amount reflecting the premium that would be expected to be paid in a transfer of the full control of ICA characteristic at the time of such acquisitions internationally.

Under the Shareholders’ Agreement, in October 2002 Ahold and the ICA Partners jointly appointed an independent valuation expert (the “Shareholders Expert”) to determine the Base Equity Value. The Shareholders Expert calculated a range for the Base Equity Value and delivered its determination to the parties in October 2003. Ahold and the ICA Partners previously had agreed to use the midpoint of the range calculated by the Shareholders Expert for purposes of determining the Premium Rate.

On November 27, 2003, Canica initiated an arbitration proceeding with the Arbitration Institute of the Stockholm Chamber of Commerce, challenging the valuation by the Shareholders Expert. Ahold is vigorously objecting to Canica’s challenge in this arbitration proceeding. A decision by the Arbitration Institute is not expected before August 2004. No assurance can be given at this time as to the outcome of this arbitration proceeding, including as to whether the valuation by the Shareholders Expert will be binding upon the parties. If it is determined that such valuation is not binding, a new determination of the Base Equity Value will be required to be made which could be higher or lower than that determined originally by the Shareholders Expert.

Although we believe it is unlikely that IFAB will exercise its ICA Put Option, we cannot assure you that the ICA Put Option will not be exercised by one or both of our joint venture partners. Since it is uncertain whether or when the ICA Put Option will be exercised and since the value of ICA may change and is subject to negotiations, we currently cannot determine the actual price we would have to pay for the ICA shares upon the exercise of the ICA Put Option. Nonetheless, we retained an external valuation expert (the “Ahold Expert”) to determine the estimated Revised Equity Value of the ICA Shares assuming the ICA Put Option were exercisable, and had been exercised in full, as of year-end 2003, as well as the Base Equity Value and the Premium Rate, in accordance with the requirements of the Shareholders’ Agreement. Based on the valuation by the Ahold Expert, we estimated that we would have to pay an amount of approximately EUR 2.1 billion for all of the ICA shares held by our ICA joint venture partners, if the ICA Put

Ahold Annual Report 2003
Risk Factors

Option had been exercisable, and had been exercised in full, as of year-end 2003. For additional information on the ICA Put Option, please see Note 30 and Note 31 to our consolidated financial statements included in this annual report.

We are also contingently liable pursuant to a put arrangement with our joint venture partner in Paiz Ahold N.V. (“Paiz Ahold”), which would be triggered by our joint venture partner in Paiz Ahold indirectly owning less than 13% of the shares in CARHCO N.V. (“CARHCO”), and would obligate us to purchase the joint venture partner’s shareholdings in Paiz Ahold for cash, at a fair market value set by an independent third-party valuation if we cannot agree with our joint venture partner on a valuation. Subject to limited exceptions, neither we nor the Paiz family may transfer shares of Paiz Ahold until January 18, 2007.

We may also face financial exposure in the event that any of our joint venture partners encounters financial difficulty or goes into bankruptcy. In addition, in a number of markets we operated through joint ventures in which we do not have control, and the interests of our joint venture partners may not always coincide with our broader interest. These risks may have a material adverse effect on our financial condition, results of operations and liquidity. For additional information on our joint ventures, our put contingencies and other potential exposures, please see “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Off-Balance Sheet Arrangements” and Note 30 to our consolidated financial statements included in this annual report.

We are a low margin business and our operating income is sensitive to conditions that cause price fluctuations.

Our retail and foodservice businesses are characterized by relatively high inventory turnover with relatively low profit margins. We make a significant portion of our sales at prices that are based on the cost of products we sell plus a percentage markup. As a result, our profit levels may be negatively affected during periods of food price deflation, particularly in our foodservice business, even though our gross profit percentage may remain relatively constant. Additionally, our foodservice business profit levels may be negatively affected in periods of food price inflation if we are not able to pass along to our customers in a timely manner cost increases from our vendors. In addition, our retail and foodservice businesses could be adversely affected by other factors, including inventory control, competitive price pressures, severe weather conditions, unexpected increases in fuel or other transportation related costs, volatility in food commodity prices and, in the case of our foodservice business, difficulties with the collectibility of accounts receivable. One or more of these factors may adversely affect our financial condition, results of operations and liquidity.

We are subject to intense and increasing competition and consolidation, and, if we are unable to compete successfully, our financial condition, results of operations and liquidity could continue to be adversely affected.

We continue to experience intense competition in our retail trade business from other grocery retailers, discount retailers such as Wal-Mart in certain regions of the U.S., and other competitors such as supercenters and club, warehouse and drug stores. Our ability to maintain our current position is dependent upon our ability to compete in this industry through various means such as price promotions, store expansions and continued reduction of operating expenses. Further, consolidation in the food retail industry, which has resulted in a decrease in the number of smaller retailers due to increasing competition from larger companies, is likely to continue. The competitive environment has caused us, and may cause us in the future, to reduce our prices in order to gain or maintain our share of sales, thus reducing our margins. Additionally, our planned divestments and decrease in capital expenditures could hinder our ability to compete and could cause an erosion of our market share in the key markets in which we operate, including, in particular, the U.S. and The Netherlands. The food retail industry is also heavily subject to changes in customer behaviour.

In addition, our foodservice business in the U.S. similarly faces intense competition. Competitors include Sysco, regional distributors, specialty distributors and local market distribution companies. Competition is based on service quality, product quality and depth, and price and is often affected by changes in:

•	consumer behaviour;

•	national, regional or local economic conditions;

•	disposable purchasing power; and

•	demographic trends.

Although there has been substantial consolidation in the foodservice industry, it remains fragmented. Our reduced expansion plans and our focus on achieving minimum customer profitability thresholds could cause us to lose market share. We compete within the foodservice segment not only for customers, but also for management and hourly employees. If our competitors were to offer lower prices or better service to our customers for their supplies and, as a result, our customers were to choose not to purchase from us, our financial condition, results of operations and liquidity could be adversely affected. Furthermore, while we believe there are opportunities for sustained and profitable growth, unanticipated actions of competitors and increasing competition in the food retail and foodservice industries could continue to negatively affect our financial condition, results of operations and liquidity.

Ahold Annual Report 2003
Risk Factors

We face risks related to our union contracts.

As of year-end 2003, approximately 103,000 employees in our U.S. retail operating companies and approximately 5,600 employees in our U.S. foodservice operating companies were represented by unions. Collective bargaining agreements covering approximately 7% of our total U.S. retail employees and approximately 7% of our total U.S. foodservice employees have expired or will expire before the end of 2004. Furthermore, although only a minority of our employees in Spain and the Czech Republic are union members, almost all of our employees in these two countries are covered by collective bargaining agreements. Collective bargaining agreements covering all of our employees in the Czech Republic and 28% of our employees in Spain will expire before the end of 2004. In Spain, some of the collective bargaining agreements have been renewed and others are under negotiation. Collective bargaining agreements covering approximately 95% of our employees in The Netherlands will expire before the end of 2004.

Failure of our operating companies to effectively renegotiate these contracts could result in work stoppages. We may not be able to resolve any issues in a timely manner and our contingency plans may not be sufficient to avoid an impact on our business. A work stoppage due to failure of one or more of our operating companies to renegotiate a collective bargaining agreement, or otherwise, could have a material adverse effect on our financial condition, results of operations and liquidity.

Poor performance of the stock markets and rising cost of health care benefits may cause us to record significant charges to our existing pension plans and benefit plans.

Adverse stock market developments may negatively affect the assets of our pension funds, causing higher pension charges, pension premiums and contributions payable. We have a number of defined benefit pension plans, covering the majority of our employees in The Netherlands and in the U.S. Pension plan assets principally consist of long-term interest-earning investments, quoted equity securities and real estate. The performance of stock markets could have a material impact on our financial condition, as 47% of European plan assets and 52% of U.S. plan assets are equity securities. The poor performance of the stock markets in 2002 and 2001 had a negative influence on the investment results of our pension funds, resulting in additional pension charges, pension premiums and payments to such funds. Pension charges in 2003 were EUR 57 million higher than in 2002. Our contributions to our defined benefit plans in 2003 were EUR 80 million higher than in 2002, partly as a result of compliance with minimum plan assets to liabilities coverage ratios prescribed by U.S. and European laws. Furthermore, we recognized an additional defined benefit plans minimum unfunded pension liability of approximately EUR 19 million net of tax, before minority share at year-end 2003. The increase in pension charges and contributions, as well as the additional minimum liability, were partly offset by currency translation.

If we are required to make significant contributions to fund our pension plans, our cash flow available for other uses may be significantly reduced. If we are unable at any time to meet any required funding obligations for some of our U.S. pension plans, or if the Pension Benefit Guaranty Corporation (“PBGC”) concludes that, as insurer of certain U.S. plan benefits, its risk may increase unreasonably if the plans continue, under ERISA, the PBGC could terminate the plans and place liens on material amounts of our assets. Our pension plans that cover our Dutch retail and foodservice operations are governed by the Pensioen en Verzekeringskamer (“PVK”). In the future, PVK may require us to make contributions to our pension plans to meet minimum funding requirements.

In addition, health care costs have risen significantly in recent years and this trend is expected to continue in the near future. We may be required to expend significantly higher amounts to fund employee health care plans in the future. Significant increases in health care and pension funding requirements could have a material adverse effect on our financial condition, results of operations and liquidity.

We face risks related to fluctuations in interest rates.

We are exposed to fluctuations in interest rates. As of year-end 2003, approximately EUR 1.2 billion, or 16%, of our long-term borrowings (excluding our capital leases) bear interest on a floating basis. Accordingly, changes in interest rates can affect the cost of these interest-bearing borrowings. As a result, our financial condition, results of operations and liquidity could be materially adversely affected. Our attempts to mitigate interest rate risk by financing non-current assets and a portion of current assets with equity and long-term liabilities with fixed interest rates and our use of derivative financial instruments, such as interest rate swaps, to manage our risk could result in our failure to realize savings if interest rates fall. For additional information, please see “Operating and Financial Review and Prospects – Quantitative and Qualitative Disclosures about Market Risk”.

Ahold Annual Report 2003
Risk Factors

A continued economic downturn could materially adversely affect our business.

In some markets our business has been negatively affected by many factors, including high consumer debt and unemployment, resulting from the prolonged economic downturn in 2001, 2002 and 2003. High unemployment rates have depressed consumer purchasing power and declining confidence in the economy has caused customers to decrease spending and to shift buying habits. In some markets, we have been forced to lower prices and have lost market share to mass merchandisers and other value-based operators. A continued or deepened recession could materially adversely affect our financial condition, results of operations and liquidity.

The application of International Financial Reporting Standards (“IFRS”) instead of Dutch GAAP in the future preparation of our consolidated financial statements could have a material adverse effect on our operating income, equity and financial condition.

We currently prepare our financial statements in accordance with Dutch GAAP and prepare a reconciliation to US GAAP, as required by SEC regulations. In June 2002, the Council of Ministers of the European Union adopted new regulations requiring all listed EU companies, including us, to apply IFRS in preparing their consolidated financial statements no later than January 1, 2005, or at such time as may be otherwise required by the European Union. The adoption of IFRS may have a considerable impact on a number of important areas. While the impact of IFRS is difficult to predict with any certainty at this time, the adoption of IFRS could have a material adverse effect on the level of our reported operating income and financial position.

We have certain anti-takeover arrangements that may impact the value of an investment in Ahold compared to a competitor.

Like many other listed companies in The Netherlands, we have an arrangement in place that may delay or prevent other parties from acquiring control over us. The SAC has the option to acquire from us, from time to time until December 2018, cumulative preferred shares in an amount up to a total par value that is equal to the total par value of all issued and outstanding shares of our capital stock, excluding cumulative preferred shares, at the time of exercising the option. This arrangement has anti-takeover effects. The issuance of all authorized cumulative preferred shares would cause substantial dilution of the effective voting power of any shareholder, including a shareholder that attempts to acquire us, and could have the effect of delaying, deferring or preventing a change in our control. For additional information on the SAC, please see “Corporate Governance – Part II: Corporate Governance Provisions – 9. Cumulative Preferred Shares.”

Our ability to pay dividends will depend on the future condition of our business.

Historically, we declared dividends twice a year. As we announced in a press release on March 5, 2003, we determined that we would not pay a final dividend on our common shares in respect of 2002. In addition, we have announced publicly our intention to not pay any further dividends on our common shares until we obtain an investment grade credit rating profile. The payment of any dividends on our common shares in the future will be at the discretion of our Corporate Executive Board and Supervisory Board, and will depend upon, among other things, the evaluation of our credit rating profile, future earnings, operations, capital and liquidity requirements, our general financial condition, the general financial condition of our subsidiaries, future prospects and other factors that our Corporate Executive Board and Supervisory Board may deem relevant. Furthermore, the December 2003 Credit Facility imposes limitations on our ability to pay dividends. We expect to pay a dividend on the preferred financing shares in 2004.

Our business is subject to environmental liability risks and regulations.

Our businesses are governed by federal, state and local environmental laws and regulations in the United States, as well as environmental laws and regulations in the other countries in which we have operations, including those concerning the discharge, storage, handling and disposal of hazardous or toxic substances. We cannot assure you that stricter laws will not be imposed or that there will not be stricter enforcement of applicable environmental laws, which may result in our having to make expenditures in order for us to comply with such laws. Our failure to comply with any environmental, health or safety requirements, or increases in the cost of such compliance, could have a material adverse effect on our financial condition, results of operations and liquidity.

Ahold Annual Report 2003
Operating and Financial Review and Prospects

Operating and Financial Review and Prospects

This section provides a discussion of matters we consider important for an understanding of our financial condition and results of operations as of and for the three years ended December 28, 2003.

This discussion consists of the following subsections:

•	“Overview,” which provides an overview of factors affecting our results of operations and a discussion of material opportunities, challenges and risks;

•	“Events in 2003,” which includes a summary of the matters we announced on February 24, 2003 and subsequently, the resulting restatements in our 2002 annual report of our financial position and results for 2001 and 2000, and the remedial actions we took and will continue to take to restore the value of our Company;

•	“Strategy,” which discusses and provides an update on our previously announced three-year financing plan and strategy to restore the value of our Company;

•	“Critical Accounting Policies,” which provides an overview of accounting policies we consider critical because of their effect on the reported amounts of assets and liabilities and the reported amounts of income and expenses in our consolidated financial statements and because they require difficult, subjective or complex judgments by our management;

•	“Future Accounting Changes,” which contains a discussion of future accounting changes that will be applicable to us;

•	“Outlook for 2004,” which contains a summary of our outlook for 2004 for our consolidated results of operations and for our various business segments;

•	“Significant Factors Affecting Results of Operations in 2003 and 2002,” which sets forth a list of significant factors affecting our results of operations in the last two years;

•	“Results of Operations,” which sets forth an analysis of the results of our operations for the last three years, including trends in our overall business and in our business segments;

•	“Liquidity and Capital Resources,” which contains a discussion of our cash flows and liquidity, our financing activities, our debt ratings, our material contracts, our receivables securitization programs, our value added service providers (“VASPs”), our contractual obligations, our off-balance sheet arrangements and related issues; and

•	“Quantitative and Qualitative Disclosures about Market Risk,” which describes our risk management activities, presents a sensitivity analysis of our financial instruments to hypothetical changes in foreign currency exchange rates and interest rates and discussed our derivative instruments.

This section should be read in conjunction with our consolidated financial statements and the notes thereto included in this annual report. Our consolidated financial statements are prepared in accordance with Dutch GAAP, which differs in certain significant respects from US GAAP. For additional information on the differences between Dutch GAAP and US GAAP relevant to us, please see Note 31 to our consolidated financial statements included in this annual report. A reconciliation of our net income (loss) and shareholders’ equity under US GAAP is also presented in Note 31.

Our fiscal year generally consists of 52 weeks and ends on the Sunday nearest to December 31 of each calendar year, with the subsequent fiscal year beginning on the following Monday. The fiscal year-end dates for the past five fiscal years, all of which contained 52 weeks were December 28, 2003, December 29, 2002, December 30, 2001, December 31, 2000 and January 2, 2000.

The quarters that we use for interim financial reporting are determined as follows:

•	the first quarter consists of the first 16 weeks of the fiscal year; and

•	the second, third and fourth quarters consist of the subsequent 12-week periods, except years containing 53 weeks, which have a 13-week fourth quarter.

The fiscal year for our subsidiary USF, is also a 52- or 53-week year with its fiscal year ending on the Saturday closest to December 31. USF’s quarters are each 13-week periods except for 53-week years, which have a 14-week fourth quarter. The fiscal year of our operations in Central Europe, South America, Asia Pacific and Spain and our treasury center in Geneva, Switzerland corresponds to the calendar year and ends on December 31. The quarters that these entities use for interim financial reporting end on March 31, June 30 and September 30.

Overview

Ahold is a holding company with subsidiaries and joint ventures that operate leading retail supermarket chains and foodservice companies principally in the U.S. and Europe. Our retail trade and foodservice businesses represented approximately 70% and 30% of our consolidated net sales in 2003, respectively.

The food retail industry in the U.S., Europe and other regions in which we operate is intensely competitive. To defend our leading positions against other food retailers, we will continue to reduce costs by centralizing back-office functions and implementing strategic initiatives. These strategic initiatives include improvements in store operations, product mix and offerings, information technology, sourcing and supply chain infrastructure. We are reorganizing our retail segments into geographical groups called arenas. In addition, we will continue with our divestment program and focusing our investments on the growth of our food retail business.

We expect the foodservice industry to continue to grow as consumer purchases of “food-away-from-home” continue to increase. However, we face intense

Ahold Annual Report 2003
Operating and Financial Review and Prospects

competition in this highly fragmented industry. USF’s profitability is highly dependent on vendor allowances. In addition, our planned restoration of USF’s profitability will depend on restoring USF’s procurement leverage. We expect increasing fuel costs and food commodity prices to have a negative effect on our profitability if we are unable to pass along increases to our customers in a timely manner. We will continue to focus on restoring the value of USF to recover from the events in 2003 and to restore profitability and cash flow.

Our operations in the U.S. represented approximately 71% of our consolidated net sales in 2003. As a result, our results of operations are significantly affected by fluctuations in the value of the US dollar against the Euro. In 2003, our net sales declined by 10.5% mainly as a result of the weakening US dollar against the Euro. Our net sales would have increased by 2.7% excluding the impact of currency exchange rates.

Our results of operations are also significantly affected by non-cash accounting charges including goodwill impairment charges. In 2003, our operating income increased by 200.4% to EUR 718 million, primarily because the amount of goodwill impairment charges recorded was reduced to EUR 45 million in 2003 from EUR 1.3 billion in 2002.

We will continue our divestment program. We intend to raise by the end of 2005 at least EUR 2.5 billion of proceeds from our divestments, including those that were completed in 2003 and those already announced. We intend to reduce indebtedness by the same amount. Our divestment program will affect our results of operations. In particular, it will result in reduced net sales. In addition, cumulative currency exchange rate differences related to the translation of the financial of our foreign subsidiaries that were divested are recognized as foreign currency translation adjustments in our statements of operations. As a result, we recognized cumulative foreign currency translation adjustments of EUR 96 million as part of our total losses on divestments of EUR 136 million in 2003 related to the recognition of accumulated foreign currency translation adjustments. We expect further divestments to lead to further foreign currency translation adjustments in 2004.

We have substantial indebtedness outstanding. However, we concluded 2003 with an improved balance sheet. We completed a rights offering in December 2003 and a concurrent offering of preferred financing shares. We used a portion of the EUR 2.9 billion in net proceeds from the offerings to repay and cancel the March 2003 credit facility (other than letters of credit). We intend to apply the expected EUR 2.5 billion of proceeds from our divestitures to further reduce indebtedness.

We are still recovering from the events leading up to and following our February 24, 2003 announcement. Our three-year financing plan and “Road to Recovery” strategy is currently under way. In connection with the events in 2003, we expect to continue to incur substantial expenses as a result of various ongoing legal proceedings and governmental and regulatory investigations. Depending on the outcomes of these legal proceedings and investigations, we may be required to pay substantial fines or damages, consent to injunctions on future conduct or lose the ability to conduct business with some of our customers. We will continue to commit substantial resources to improve our internal accounting systems and controls. We also will continue our divestment program, which will continue to have an effect on our results of operations. In addition, we are focused on growth in our profitable core businesses in the U.S. and Europe.

Events in 2003

Set forth below is a summary of the matters we announced on February 24, 2003 and subsequently, the resulting restatements in our 2002 annual report of our financial position and results for 2001 and 2000, and the remedial actions we took and will continue to take to restore the value of our Company.

Background

On February 24, 2003, we announced that our net earnings and earnings per share for 2002 would be significantly lower than previously indicated and that we would be restating our comparative consolidated financial statements for 2001 and 2000. We indicated that these restatements were primarily related to overstatements of vendor allowance income at USF and the deconsolidation of five current or former joint ventures (ICA, Bompreço S.A. Supermercados do Nordeste (“Bompreço”), DAIH, JMR-Gestao de Empresas de Ratalho, SGPS, S.A. (“JMR”) and Paiz Ahold). We also announced forensic investigations into accounting irregularities at USF and into the legality and accounting treatment of certain questionable transactions uncovered at Disco.

The USF investigation identified accounting fraud relating to fictitious and overstated vendor allowance receivables and improper or premature recognition of vendor allowances and an understatement of cost of goods sold. The investigation found that certain senior officers of USF and other employees were involved in the fraud. It was also found that inappropriate vendor allowance accounting had existed at the date of the acquisition of USF. The investigation also identified or confirmed numerous material weaknesses in internal controls.

The Disco investigation found a series of suspicious transactions, some of which involved the use of fictitious invoices to conceal or mischaracterize payments, or payments that were otherwise improperly documented. In addition, in some instances these payments were improperly capitalized rather than expensed. Significant internal control issues were also found.

In addition to the USF and Disco investigations, we commenced investigations into the facts and circumstances surrounding certain letters that were the basis for the historical consolidation of four of the five

Ahold Annual Report 2003
Operating and Financial Review and Prospects

Ahold joint ventures referred to above, and certain previously undisclosed related side letters that nullified the effect of these letters and resulted in the decision to deconsolidate those joint ventures. By letter dated February 24, 2003, Deloitte Accountants (“Deloitte”) indicated that its opinion on our audited financial statements for the years ended December 30, 2001, and December 31, 2000, should no longer be relied upon. Deloitte suspended its audit of our 2002 financial statements until the completion of necessary investigations. On March 24, 2003, the Audit Committee of our Supervisory Board ordered the commencement of a series of additional investigations at 17 Ahold operating companies and real estate companies and at the Ahold parent company to assess the existence of accounting irregularities, errors and/or issues, the integrity of management, and the adequacy of internal controls.

The investigation into the joint venture letters found that there had been concealment of side letters from our Supervisory Board, Audit Committee and Deloitte and that the consolidation of these joint ventures into our financial statements had been in error. The additional internal investigations found accounting irregularities at Tops, consisting of intentional improper recognition of vendor allowances and pervasive earnings management, and at Giant-Carlisle, consisting of pervasive earnings management, although involving relatively small amounts. The investigations also concluded that certain accounting irregularities had occurred at the Ahold parent company. In addition, these investigations found varying degrees of earnings management and/or other accounting errors or issues at the Ahold parent company and at the other operating and real estate companies reviewed. Further, the investigations found weaknesses in internal controls at most of the subsidiaries reviewed.

Restatements of 2002 and 2001 financial position and results

In connection with the findings of the investigations referred to above, and the consequent remedial accounting actions taken by our management, we restated in our 2002 annual report our financial position and results for 2001 and 2000 under both Dutch GAAP and US GAAP. The restatements were material, both quantitatively and qualitatively, to our 2000 opening retained earnings and our financial position and results of operations for 2001 and 2000.

The restated 2001 and 2000 financial position and results reflected adjustments that correct accounting irregularities and other accounting errors previously made in the application of Dutch GAAP and US GAAP. These adjustments relate to: (1) the deconsolidation of the joint venture companies not controlled by us; (2) improper or premature recognition of vendor allowances; (3) misapplication of accounting principles and misuse of facts relating to acquisition accounting; (4) improper accounting for certain reserves, allowances and provisions; (5) improper accounting for certain real estate transactions; and (6) certain other accounting issues and items arising as a result of the misapplication of or errors in the application of Dutch GAAP and US GAAP.

In addition to the adjustments referred to above, we adjusted our comparative financial position as of year-end 2001 and results for 2001 and 2000 for certain reclassifications and changes in accounting principles with respect to pensions, revaluations of properties and restructuring provisions.

Correcting adjustments to 2002 Consolidated Financial Statements

Our 2002 consolidated financial statements reflected all material correcting adjustments that were identified in connection with the various investigations and the audit by our independent auditors. Specifically, we have made correcting adjustments to our 2002 consolidated financial statements for improper accounting for vendor allowances totaling EUR 269 million, which represented 79% of the total 2002 correcting adjustments. These correcting adjustments affected our reported quarterly earnings for 2002 as announced in press releases on June 6, 2002, August 29, 2002, and November 19, 2002, which were included in Form 6-K reports furnished to the SEC.

Remedial actions

In response to the findings of the internal investigations discussed above, the Audit Committee requested in June 2003 that our management take prompt and effective remedial actions to correct any identified accounting irregularities and errors, and strengthen internal controls to prevent any reoccurrence of the items found. Our management and the Audit Committee reviewed all of the accounting issues identified in the internal investigations, which included 470 separately identified items. 278 items relating to internal control issues were identified. We took steps to compensate for the internal control in preparing the 2002 and 2003 financial statements and is continuing to take steps to address the significant internal control issues raised or confirmed in the internal investigations. For additional information about our steps to address these issues, including our recently formed special task force reporting to the Audit Committee and our new reporting line for our internal audit department, please see “Corporate Governance – Part III: Corporate Governance: Controls and Procedures” and “Message from the Supervisory Board.”

As a consequence of the events announced on February 24, 2003, our then Chief Executive Officer and Chief Financial Officer resigned effective March 10, 2003. Numerous other personnel changes have also been made, including changes at USF, Disco, Tops and the Ahold parent company.

We also have taken significant steps to rebuild our executive management team. For additional information about our new management team, please see “Message

Ahold Annual Report 2003
Operating and Financial Review and Prospects

from the Corporate Executive Board – Composition of the Corporate Executive Board.”

We are continuing to cooperate with investigations by law enforcement and regulatory authorities, including the U.S. Department of Justice, the SEC and Dutch governmental and regulatory authorities. For additional information on these investigations, please see Note 30 to our financial statements included in this annual report.

Strategy

On November 7, 2003, we announced our three-year financing plan and strategy to restore the value of our Company. The plan focuses on four key areas: (1) restoring our financial health; (2) re-engineering our food retail business; (3) recovering the value of USF; and (4) reinforcing accountability, controls and corporate governance.

Restoring our financial health

We are focused on increasing our cash flow by improving our working capital management and being selective with our capital expenditure. For information about our capital expenditure in 2003, please see “Liquidity and Capital Resources – Cash Flows – Cash Flows From Investing Activities and Capital Expenditure” below. We intend to raise at least EUR 2.5 billion through our divestiture of non-core businesses or underperforming assets by the end of 2005. We intend to reduce indebtedness by the same amount.

In 2003, we completed the following divestments for aggregate net cash proceeds of EUR 284 million:

•	In April 2003, we reached an agreement for the sale of our Indonesian operations to PT Hero Supermarket Tbk. The transfer of assets took place in stages, which began in June 2003 and was finalized in the third quarter of 2003 for approximately EUR 12 million;

•	In May 2003, we completed the divestment of De Tuinen B.V. (“De Tuinen”), our wholly-owned chain of Dutch natural products stores, for approximately EUR 16 million;

•	In May 2003, we reached an agreement for the sale of our Malaysian operations to Dairy Farm Giant Retail Sdn Bhd, a subsidiary of Dairy Farm International Holdings Limited. The transfer of assets was completed in the third quarter of 2003;

•	In June 2003, we completed the divestment of Jamin Winkelbedrijf (“Jamin”), our chain of candy stores in The Netherlands, through a management buy out;

•	In July 2003, we divested our operations in Chile by selling our 99.6% interest in the Chilean operations of Santa Isabel S.A. (“Santa Isabel”) to Cencosud. We received net proceeds of approximately USD 77 million (which was subsequently reduced to USD 72 million due to post-closing adjustments), which includes negative working capital of USD 56 million;

•	In September 2003 we completed the sale of our two premium Olympia Shopping Centers in the Czech Republic;

•	In September 2003, we completed the divestment of our operations in Paraguay through the sale of our 100% interest in Supermercados Stock S.A. to A.J. Vierci;

•	In September 2003 we completed the divestment of our Dutch restaurant De Walvis;

•	In October 2003, we sold Golden Gallon, our fuel and convenience store operation in the southeastern U.S., to The Pantry, Inc. for a transactional value of approximately USD 187 million;

•	In November 2003, we sold two Hypernova hypermarkets in Poland to Carrefour Poland; and

•	In December 2003, we sold our Peruvian operation, Supermercados Stock S.A., to Grupo Interbank and a group of investors led by Nexus Group.

Divestments announced in 2003 which we expect to complete in 2004 include:

•	In April 2003, we announced our intention to divest G. Barbosa in Brazil; and

•	In November 2003, we announced our intention to divest our operations in Spain.

Since year-end 2003, we have divested or announced the divestment of the following operations:

•	In January 2004, we announced our intention to divest our chain of 204 Tops convenience stores in the U.S.;

•	In February 2004, we announced our intention to divest our BI-LO and Bruno’s subsidiaries in the U.S.;

•	In March 2004, we sold our stake in CRC Ahold in Thailand to our partner, the Central Group;

•	In March 2004, we reached an agreement with Cencosud for the sale of our controlling stake in Disco; and

•	In March 2004, we sold our Brazilian retail chain Bompreço to Wal-Mart Stores Inc. and simultaneously sold our Brazilian credit card operation Hipercard to Unibanco S.A.

In December 2003, we completed a rights offering of common shares and restricted ADSs and a concurrent offering of preferred financing shares, which raised net proceeds of approximately EUR 2.9 billion. The net proceeds were used in part to repay the credit facility we entered into on March 3, 2003 (the “March 2003 Credit Facility”). On December 17, 2003, we replaced the March 2003 Credit Facility with the December 2003 Credit Facility. We believe that as a result of the above measures and the sections described below, we should be able to return to an investment grade profile by the end of 2005.

Re-engineering our food retail business

We own and operate retail companies that are market leaders in the U.S. and Europe or which we believe can achieve market leadership. It is our mission to be the

Ahold Annual Report 2003
Operating and Financial Review and Prospects

leading food retailer of choice in those markets in which we choose to operate. We will continue to own and operate retail companies that we believe can achieve a sustainable first or second position in their markets within three to five years, while also meeting defined profitability and return criteria over time. We intend to concentrate on fewer store formats, in particular, supermarket formats. We are implementing a similar strategy for our joint ventures to the extent possible. We intend to divest companies and entities that are not capable of meeting these objectives.

We are in the process of defining the best organizational structure to take us forward. An important step in streamlining our food retail businesses is our harmonization process. As a first step, we are re-organizing our food retail business into regional marketplaces with similar characteristics, which we call arenas. The creation of arenas will allow us to maintain the separate brands of each of our operating companies, including pricing and product assortment, while combining administrative control, information technology, sourcing, finance and human resources functions into a few, large integrated support service organizations.

We are creating an arena in the U.S. which will consist of Stop & Shop and Giant-Landover. As part of this, we are integrating the administrative and managerial functions of Stop & Shop and Giant-Landover, which we expect will be effective by the end of the third quarter of 2004. As part of this arena strategy, the corporate headquarters for our U.S. retail trade business, currently located in Chantilly, Virginia, will be closed and the administrative functions currently performed there will be integrated with those of the new business arena being created, based in the Boston, Massachusetts area. In the last half of fiscal 2003, Giant-Carlisle and Tops completed the implementation of a shared services arrangement. Under this arrangement, most of the back office functions, including accounting, merchandising and management oversight, now are performed at the headquarters of Giant-Carlisle.

In mid-2003, we announced that the Dutch retail arena would combine our Albert Heijn, Etos and Gall & Gall operations. By year-end 2003, we had already established an arena for our food retail businesses in Central Europe, with a central service center supporting our businesses in the Czech Republic, Poland and Slovakia. We have closed the European Competence Center (the “ECC”) which had supported the retail and foodservice operations of our four European arenas: The Netherlands, Nordic countries, Central Europe and Iberia. Effective March 2004, services provided by the ECC are being provided by the Ahold corporate headquarters and The Netherlands arena, which is expected to lead to harmonization and more effective business process management, as well as improved and more efficient infrastructure and control activities.

With this new organizational framework, we are launching several strategic initiatives to improve competitiveness and, ultimately, sales and profitability. The areas being focused on include store operations, product mix and offerings, information technology, sourcing and supply chain infrastructure. We estimate that these initiatives will achieve annual cost savings of approximately EUR 600 million from 2006. A significant portion of these savings will be reinvested in strengthening our value and customer offering. This will require an investment and a non-recurring expense incurrence of approximately EUR 285 million from 2004 through 2006.

Recovering the value of USF

We are implementing a three-step program to restore the value of USF.

Step 1 – Improving internal controls and corporate governance

In mid-2003, USF initiated the first step in its value restoration program: establishing a rigorous internal control environment and strong corporate governance. With respect to internal controls, USF will implement a centralized supplier information system (“SIS”) intended to track corporate-based vendor allowance programs for its broadline and chain divisions and provide greater transparency of corporate-based vendor allowances to its divisions. USF plans to complete development of its internal controls and procedures relating to corporate-based vendor allowance tracking in mid-2004. For a description of the procedures implemented to improve internal controls at USF, including those relating to vendor allowances, please see “Corporate Governance – Part III. Corporate Governance: Controls and Procedures.” Until the SIS corporate-level vendor allowance tracking system is implemented, vendor allowance tracking is being handled through an interim spreadsheet vendor allowance tracking system.

With respect to corporate governance, USF has taken a number of additional steps to strengthen its governance structure. First, USF created a separate advisory board to help implement stronger corporate governance and accountability within the company. As of April 15, 2004, the board was comprised of six members, all of whom were Ahold employees or members of our Supervisory Board. USF expects to add two external members to the board in the near future. The board had its first meeting in December 2003. Second, USF has established a disclosure committee consisting of senior members of the USF management team. This committee is responsible for reviewing and evaluating the business of USF to support management’s efforts to ensure the accuracy and completeness of the company’s disclosures and financial statements. Third, USF has established and filled a new executive leadership position to oversee the implementation of improved governance processes throughout USF. Fourth, USF has implemented supplemental reporting relationships directly to our senior executives for several members of the USF executive team.

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Step 2 – Restoring profitability and cash flow

In late 2003, USF embarked on the second step in its value restoration program: restoring profitability and cash flow at USF. Initially, USF intends to achieve increased profitability and cash flow through a comprehensive, step-by-step improvement plan in four key areas: (1) organizational improvements, (2) procurement transformation, (3) working capital and expense controls, and (4) systems improvements.

Organizational improvements

USF has established a new executive leadership team under its new CEO, Larry Benjamin. The leadership team includes new individuals in six key positions reporting to the CEO.

USF has reorganized its field operations into seven distinct units: four geographical units of its broadline divisions (Northeast, Southeast, Midwest and West), a chain operations unit, a national accounts sales unit and a specialty operations unit consisting of the company’s specialty distribution businesses (including StockYards and Next Day Gourmet). These changes in the field operations are intended to improve responsiveness and performance by shifting resources and decision-making capability closer to USF’s customers.

Restoring procurement leverage

USF is focused on transforming its effectiveness in purchasing of goods and services. USF’s key initiatives in the procurement areas include:

•	Contract renegotiations. USF is standardizing and improving contract terms with its largest vendors. USF has developed a standardized vendor agreement that clearly defines the company’s relationship with its vendors and provides a foundation for negotiating more favorable terms and arrangements.

•	Category profit improvement. USF is implementing a procurement strategy focused on developing data and strategies for optimizing the company’s performance in each of 40 product categories. This process is the primary vehicle for transforming the company’s procurement effectiveness in the short term and long term.

•	Procurement organization. USF has made and will continue to make significant changes in the organization and decision-making authority related to procurement at the national, regional and local levels. These changes are intended to improve service performance, reduce inventories and lower overall product and related transportation costs.

Restoring procurement leverage is a key component of its planned restoration of profitability and cash flow in 2004 and 2005.

Working capital and operating expense controls

USF expects to achieve gains in profitability and cash flow based on improvements in working capital management and operating expense controls.

•	Working capital management. USF is focused on improving working capital through better reporting and monitoring of measures relating to accounts receivable and inventory. In addition, USF’s procurement strategy is expected to generate additional working capital gains through improved payment terms. To support USF’s working capital efforts, a portion of USF’s 2004 annual incentive plan is based on working capital performance.

•	Operating expense control. USF is focused on controlling the level of operating expenses through streamlining its operating processes, selectively investing in productivity improvements and actively managing employee benefit and other employee-related costs.

Systems improvements

USF’s current portfolio of business systems reflects the various acquisitions that comprise the company. While 83% of USF’s broadline and chain divisions operate on one of its two core business systems, 14 of these divisions are supported by nine distinct platforms. Though significant progress has been made in the integration of these disparate systems, simplifying the remaining structure is critical to improving USF’s business performance.

To address these issues, USF has initiated an 18-month systems improvement strategy that it calls USFAST (U.S. Foodservice Advanced Service Technologies). USFAST is designed to reduce the complexities related to disparate systems and achieve business performance improvements. The central element of this strategy is the migration to a standard system based on existing capabilities. Major projects include: (1) completing implementation of SIS to enable the Company to track corporate-based vendor allowance programs for its broadline and chain divisions and provide greater transparency of corporate-based vendor allowances to its divisions, (2) converting the remaining 14 broadline and chain divisions not currently operating on one of USF’s two core systems to one of such systems and (3) integrating USF’s supply chain management capabilities to realize efficiencies in purchasing and logistics. The USFAST plan is expected to deliver significant systems improvements in 2004 and is planned to be completed in 2005.

Step 3 – Pursue profitable sales growth

USF has longer term plans for more significant structural changes in its business strategy. These changes are critical to achieving continued improvements in profitability beyond 2005 and will require an increase in both investment capital and operating expense. While these changes are not expected to have a significant impact on short-term profitability, work has already been initiated. The key components of these business performance gains will be:

•

Improved customer mix. Improvements in customer mix are planned in two key areas. First, USF is evaluating the profitability of individual customers and is improving its capability to conduct such evaluations faster. Based on this analysis, USF expects to pursue improvements in

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the profitability of certain accounts, or, if such improvements cannot be achieved, to terminate those accounts. Second, USF is investing in human resources, training, marketing and other efforts to increase its share of “street” customers on a market-by-market basis. Street customers are typically independent, owner-operated restaurants, schools and other customers whose relationships are managed by USF’s “street-based” group of sales representatives.

•	Improved private label and product mix. USF intends to apply its category management process to increase its private label penetration in targeted product categories. USF is also applying this process to evaluate opportunities for shifting the mix of both branded and private label products to more value-added items.

•	Improved distribution efficiencies. USF is evaluating opportunities for longer term gains in distribution efficiencies through investment in technology and facilities.

Reinforcing accountability, controls and Corporate Governance

We are in the process of replacing a decentralized system of internal controls with a one-company system with central reporting lines. We already announced that internal audit will not only report to the Chief Executive Officer, but also to the Audit Committee of the Supervisory Board. Additionally, we have established the position of Chief Corporate Governance Counsel on the Corporate Executive Board. The Chief Corporate Governance Counsel will serve as the driving force behind improving internal governance policies and practices, legal compliance and adherence to ethical and social standards.

Effective April 19, 2004, we have formed a Corporate Business Controlling Organization and we have strengthened the Corporate Accounting and Reporting Department.

To promote integrity on a broader level, we have initiated a Company-wide financial integrity program involving 15,000 managers, representing the entire middle and top ranks of our organization. On February 16, 2004, we announced our plans to implement the recommendations of the Dutch Tabaksblat Committee on corporate governance. At the March 3, 2004 Extraordinary General Meeting of Shareholders, our shareholders approved all agenda items to implement these recommendations, including proposed amendments to our Articles of Association. For additional information about the above plans, please see “Corporate Governance – Part I: Highlights of the New Structure” above.

Critical accounting policies

We prepare our consolidated financial statements in accordance with Dutch GAAP with a reconciliation to US GAAP. The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and contingent liabilities and the reported amounts of revenue and expenses during the reporting period. Our critical accounting policies are those that are most important to our financial condition and results of operations and those that require the most difficult, subjective or complex judgments by our management. On an on-going basis, management evaluates its estimates and assumptions. Management bases its estimates and assumptions on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of our consolidated financial statements, actual results may vary from these estimates.

We believe that the following policies are our critical accounting policies. For a summary of all our significant accounting policies, including the critical accounting policies discussed below, please see Note 2 to our consolidated financial statements included in this annual report. We, along with our independent auditor, have discussed our critical accounting policies with our Audit Committee and our Corporate Executive Board.

Vendor allowances

We receive various types of allowances from vendors in the form of up-front payments (or lump sum payments or prepaid amounts), rebates (in the form of cash or credits) and other forms of payments that effectively reduce our cost of goods purchased from a vendor or the cost of promotional activities conducted by us that benefit the vendor.

Effective 2003, we changed our accounting for vendor allowances in accordance with the guidance of the Financial Accounting Standards Boards Emerging Issues Task Force (EITF) Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”). EITF 02-16 addresses the accounting and income statement classification for allowances received from vendors. Allowances received from vendors are presumed to be a reduction in prices paid for the product and should be recognized in cost of sales as the related inventory is sold, unless specific criteria are met to recognize the allowance as revenue or for treatment as reimbursement of specific, incremental, identifiable costs. We recorded the cumulative effect of this change in accounting policy of EUR 100 as a reduction of opening shareholders’ equity under Dutch GAAP and income in the statements of operations for 2003 under US GAAP. The change in accounting principles is discussed in detail in Note 2 to our consolidated financial statements.

Vendor allowances are only recorded if evidence of a binding arrangement exists with the vendor and receipt is both probable and estimable. The most common allowances offered by vendors are (i) volume-based allowances, which are off-invoice or amounts billed back to vendors based on the quantity of products

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sold to customers or purchased from the vendor, and (ii) promotional allowances, which relate to cooperative advertising, and market development efforts. These allowances are normally recognized as a reduction of cost of good sold when the underlying products are sold. For volume allowances that are contingent on achieving certain minimum volume targets, the allowances are recognized only to the extent it is probable that the minimum volume targets will be achieved and the amount of the allowance can be reasonably estimated. If the consideration to be received is not probable or estimable, no amounts are recorded until the specific target or criteria have been achieved or it becomes both probable and estimable. Changes in estimates and retroactive changes by a vendor to a previous offer are recorded using a cumulative catch-up adjustment.

Besides the change in accounting for vendor allowances, we have initiated several projects to strengthen our internal controls on vendor allowances as described in Corporate Governance. However, we believe that the accounting estimate relating to vendor allowances will remain a critical accounting policy, since it requires a number of estimates. First, we need to make an estimate of the portion of vendor allowances earned during a period that should be allocated to cost of sales and inventory, respectively. We make this estimate by identifying to what product or product group a vendor allowance relates and allocating a portion of the vendor allowance to inventory based on the turnover of the product or product group. Second, if vendor allowances are based on achieving certain volume targets, the vendor allowances are recognized when it is probable that we will achieve the volume targets. As we announced on February 24, 2003, we discovered accounting irregularities relating to vendor allowance which, amongst other factors, resulted from aggressive estimates of future sales. We have initiated several improvement projects to reduce the risk that such irregularities occur in the future. However, the amounts recorded for vendor allowances remain subject to estimates that may differ from actual outcomes, since a change in the estimated sales or purchases for a particular product can result in a significant change in the amount of vendor allowances allocated to cost of sales or the amount of vendor allowances considered earned if the allowance is contingent on meeting agreed-upon volume targets. We evaluate our vendor allowance arrangements on a regular basis to assess the probability that relevant volume milestones will be achieved, based on actual sales and purchase levels to date and expected sales or purchase levels for the remainder of the year.

Purchase accounting and goodwill

Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions. Acquired intangible assets include customer relationships, lease-related intangible assets and brand names. Accounting for goodwill and acquired intangible assets requires management’s estimate regarding (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recorded, (2) the amortization period and (3) the recoverability of the carrying value of goodwill and acquired intangible assets.

Until December 1, 2000, we charged goodwill directly to shareholders’ equity under Dutch GAAP. Intangible assets acquired as part of a business combination were charged directly to equity until December 31, 2000. Under Dutch GAAP, since December 1, 2000, goodwill acquired in connection with acquisitions is capitalized and amortized over the period during which future economic benefits are expected to flow into the Company and beginning January 1, 2001, intangible assets acquired as part of a business combination are also capitalized. As prescribed under Dutch GAAP, there is a rebuttable presumption that the amortization period does not exceed a maximum period of 20 years.

Under US GAAP, we capitalized and amortized goodwill and intangible assets on a straight-line basis over a period of no longer than 40 years until we adopted SFAS No. 141, Business Combinations (“SFAS No. 141”), and SFAS No. 142, Goodwill and other Intangible Assets (“SFAS No. 142”). SFAS No. 141 was effective for business combinations initiated after June 30, 2001. We fully adopted SFAS No. 142 as of December 31, 2001. SFAS No. 142 requires that intangible assets with finite useful lives are to be amortized and that intangible assets, including goodwill, with indefinite lives are not to be amortized but rather are to be tested for impairment on at least an annual basis, starting, in our case, on December 29, 2002.

To determine the initial amount of goodwill to be recorded upon acquisition, we have to determine the consideration and the fair value of the net assets acquired. We use independent appraisers and our internal analysis, generally based on discounted cash flow techniques, to determine the fair value of the net assets acquired and non-cash components of the consideration paid. The fair value of customer relationships and brand names is determined using the royalty method, whereby the fair value is based on the present value of the estimated royalty payments that would be expected to be paid for the use of the customer relationships and brand names. The fair value of lease-related intangible assets is based on the present value of the amount by which the contract terms are favorable relative to market prices at the date of acquisition. The actual fair value of net assets acquired could differ from the fair value determined, resulting in an under- or over-statement of goodwill.

Factors that are considered in estimating the useful life of goodwill include:

•	the foreseeable life of the business or industry;

•	the effects of product obsolescence, changes in demand and other economic factors;

•	the service life expectancies of key individuals or groups of employees;

•	expected actions by competitors or potential competitors; and

•	legal, regulatory or contractual provisions affecting the useful life.

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The useful lives of acquired intangible assets are estimated based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the acquired entity.

The amortization period under Dutch GAAP is reviewed annually in light of the above factors for goodwill and acquired intangible assets.

We have considered goodwill as an asset with an indefinite life and have therefore always used the maximum amortization period allowed under Dutch GAAP (post-December 1, 2000) and US GAAP (prior to the adoption of SFAS No. 142) of 20 and 40 years, respectively. If the deemed useful life were ten years instead of twenty years, our Dutch GAAP amortization of goodwill would have increased by EUR 169 million for 2003.

The amortization period for acquired intangibles is as follows:

•	Customer relationships are assigned lives ranging from seven to ten years;

•	Brand names are amortized over the period we expect to benefit from the brand name, not exceeding 20 years; and

•	Lease-related intangibles are amortized over the remaining duration of the lease agreements.

Under Dutch GAAP, goodwill is tested for impairment when events or changes in circumstances so require. Under US GAAP, upon adoption of SFAS No. 142 and at least annually thereafter, goodwill impairment is assessed using a two-step process. The initial step is used to identify potential goodwill impairment by comparing an estimate of the fair value of our reporting units to their carrying value (i.e., book value), including goodwill. The fair value of our reporting units is determined using discounted expected future cash flows. If the carrying value of the reporting unit exceeds the fair value under Dutch GAAP, an impairment charge is recorded for the difference between the carrying amount and the fair value. If the carrying value exceeds fair value, US GAAP requires a second step to compare the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment loss, if any. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets and the liabilities of the reporting unit in a manner similar to that used for a purchase price allocation for a newly acquired unit. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

Intangible assets with indefinite useful lives, recorded under US GAAP, are assessed for impairment at least annually, and an impairment is recorded if the estimated fair value, also calculated using discounted cash flows, is less than the carrying amount. In estimating the discounted future net cash flows, as well as the implied fair value of goodwill, significant assumptions are made by management. These include the determination of the appropriate discount rate, projected sales growth, operating income as a percentage of sales, projected amount for capital expenditures and divestments and valuation of our recognized and unrecognized assets for reporting units where the second step of the goodwill impairment test applies. In making these assumptions, we consider historical results, adjusted to reflect current and anticipated operating conditions. Because a change in these assumptions can result in a significant change in the recorded amount of goodwill, we believe the accounting for goodwill is one of our critical accounting policies.

During 2003, we recognized EUR 45 million and EUR 102 million of goodwill impairment charges under Dutch GAAP and US GAAP, respectively. At the date of our analysis, a 10% increase in our estimated discounted future net cash flows would have reduced the recorded impairment charge by approximately EUR 8 million and EUR 24 million, respectively. A 10% decrease in our estimated discounted future net cash flows would have increased the impairment charge under Dutch GAAP and US GAAP by approximately EUR 5 million and EUR 168 million, respectively.

Impairment of finite-lived assets

We evaluate our fixed and intangible assets that we either hold or use and that have finite lives for impairment when there are changes in circumstances that indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets is measured under Dutch GAAP by a comparison of the carrying amount of an asset to its recoverable amount, calculated as the higher of the net selling price or the discounted future net cash flows expected to result from the use of the asset and its eventual disposition. Recoverability of assets is measured under US GAAP by a comparison of the carrying amount of an asset to the sum of the undiscounted identifiable cash flows expected to result from the use of the asset and its eventual disposition. Fixed and intangible assets are grouped at the lowest level of identifiable cash flows for this analysis. If such assets are considered to be impaired, the impairment recognized is measured under both Dutch and US GAAP as the amount by which the carrying amount of the assets exceeds the net realizable value of the assets and is recorded as a charge to operating income. The most significant estimates made in determining discounted future net cash flows include the selection of the appropriate discount rates, residual asset values and the number of years on which to base the cash flow projections. Generally, fixed and intangible assets to be disposed are reported at the lower of carrying amount or fair value less the cost to sell the assets. While we believe that our assumptions are appropriate, such estimated amounts could differ materially from what will actually occur in the future.

At December 28, 2003, we had approximately EUR 10.0 billion of long-lived assets other than goodwill, accounting for approximately 43% of our total assets. During 2003, we recognized EUR 140 million of impairment losses related to our long-lived assets, other than goodwill. At the date of the analysis, a 10%

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increase in our estimated discounted future net cash flows would have reduced the recorded impairment charge by approximately EUR 9 million. A 10% decrease in our estimated discounted future net cash flows would have increased the impairment charge by approximately EUR 13 million.

Pensions and other post-retirement benefit plans

We sponsor several defined benefit plans and defined contribution plans for employees. Defined contribution plans are maintained throughout all of our operating companies; defined benefit plans are primarily maintained at operating companies in the U.S. and The Netherlands. Effective in 2002, we adopted SFAS No. 87, Employers’ Accounting for Pensions (“SFAS No. 87”), and related accounting standards of the FASB for our Dutch GAAP financial statements prepared under Dutch GAAP.

The defined benefit pension plans pay benefits to employees at retirement using formulas based on participants’ years of service and compensation. Supplemental plans are maintained for officers and executives of our U.S. operating companies. We fund these plans as claims are incurred. We provide life insurance and healthcare benefits for certain retired employees meeting age and service requirements at our U.S. subsidiaries. These plans are also funded as claims are incurred. We also contribute to various multi-employer pension plans in the U.S. that are administered by unions. The amount that we are obligated to contribute to each such plan and the timing of our contributions is determined under the terms of the applicable collective bargaining agreements.

Recorded pensions and other post-retirement benefit liabilities reflect our best estimate of the future cost of honoring our obligations under these benefit plans. We believe the accounting estimate relating to costs for pensions and other post-retirement benefit plans is a critical accounting estimate because changes in it can materially affect the projected benefit obligations and net periodic pension costs. In accounting for defined benefit plans, actuarial calculations are made. These calculations contain key assumptions, which include: employee turnover, mortality and retirement ages, discount rates, expected returns on assets, future salary and benefit levels, claim rates under medical plans and future medical costs. The assumptions for the calculations are highly uncertain and require a large degree of judgment. Each year we review the key assumptions used in the determination of the pension obligation plan assets and net periodic pension cost as prescribed by SFAS No. 87. The estimate for pension and other post-retirement benefit plans is a critical accounting estimate for our operations in the U.S. and Europe.

In accordance with US GAAP, the net periodic benefit cost is determined at the beginning of the year based on applicable assumptions at that time. For 2003, the net periodic benefit cost was EUR 92 million for our U.S. pension plans, EUR 79 million for our European pension plans and EUR 8 million for other benefit plans in the U.S.

The pension obligations are determined at measurement date of the plans. The measurement date for the U.S. pension plans is September 30, for the European pension plans December 31. The discount rate is based on the yield curve of government bonds in the applicable region adjusted with a credit spread of one of the two highest ratings given by a recognized ratings agency. Future cash outflows of the pension plan are then related with the yield curve. The average is the discount rate.

The following table shows the effect of a 0.1% change in the discount rate:

(in EUR millions)	U.S. Pension plans	European pension plans
Increase by 0.1%
Pension benefit obligations at year-end 2003	9.0	29.9
Net periodic benefit cost 2003	(0.7)	(0.8)
Net periodic benefit cost 2004	(2.7)	(1.6)
Decrease by 0.1%
Pension benefit obligations at year-end 2003	(7.8)	(31.0)
Net periodic benefit cost 2003	0.6	0.8
Net periodic benefit cost 2004	3.1	1.7

The following table shows the effect of a 0.1% change in the return rates:

(in EUR millions)	U.S. pension plans	European pension plans
Net periodic benefit cost 2003	0.5	1.2
Net periodic benefit cost 2004	0.5	1.6

Self-insurance program

The captive insurance company, The Molly Anna Company (“Molly Anna”), fully insures our operating companies for the losses within the self-insurance layer. The premium paid to Molly Anna for the expected ultimate cost of these self-insured claims is estimated based upon actuarial analysis of historical data and actuarial assumptions.

Actuarial assumptions include estimated changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation and economic conditions. In estimating ultimate losses, future loss payments are projected. The premium is calculated on these actuarial assumptions and currently discounted at a rate of 5%. Because of the uncertainty related to inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns, we believe that the calculation of reserves at Molly Anna for future loss payments is a critical accounting policy.

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Income tax/deferred tax

We operate in various tax jurisdictions in the U.S., Europe, South America and Asia Pacific. Each of these jurisdictions utilize a set of tax laws with which we are required to comply and we are subject to challenges by any of the residing tax authorities. The carrying value of our net deferred tax assets reflects our estimate that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions, and continue operating under the current and future presently enacted tax rates. We believe the accounting estimate related to deferred tax is a critical accounting estimate because any changes to these assumptions and estimates in the future could cause us to record additional valuation allowances against our deferred tax assets, resulting in an additional income tax expense in our consolidated statement of operations. The estimate for deferred taxes is a critical accounting estimate for all of our segments.

Management evaluates the likelihood that deferred tax assets will be realized and assesses the need for additional valuation allowances at the end of each quarter. As of year-end 2003, we had a deferred tax asset of approximately EUR 1.1 billion under Dutch GAAP and EUR 1.5 billion under US GAAP, which related primarily to operating loss carry-forwards, capitalized lease commitments, benefit plans and provisions not yet deductible. Because it is not probable that all the deferred tax assets will be fully realized, we recorded EUR 377 million of valuation allowances under Dutch GAAP and EUR 391 under US GAAP related to these deferred tax assets.

Financial instruments and other financing activities

Under Dutch GAAP, derivative instruments designated and qualifying as hedges under applicable hedge accounting rules are not included in our balance sheet; rather, any associated gains or losses on the instruments are deferred and are recognized in the statement of operations in the same period in which the underlying hedged exposure affects earnings. Derivatives to hedge firm commitments and forecasted future transactions are not accounted for until the firm commitment or forecasted transaction occurs.

Under US GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), was adopted by us as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in income or shareholders’ equity (as a component of accumulated other comprehensive income (“OCI”)).

Management’s judgment is required to determine if a transaction meets the definition of a derivative and, if so, whether the normal sales and purchases exception applies or whether individual transactions qualify for hedge accounting. Determining the fair value of derivatives under SFAS No. 133 is a critical accounting estimate because the fair value of a derivative is susceptible to significant change resulting from a number of factors, including foreign currency exchange rates and interest rates. For a discussion of our exposure to currency exchange and interest rate fluctuations, please see “Risk Factors – Unfavorable currency exchange fluctuations could have a material adverse effect on our financial condition, results of operations and liquidity” and “Risk Factors – We face risks related to fluctuations in interest rates.”

SFAS No. 133 prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. Measurement of amounts to be recorded in income due to hedge ineffectiveness is based on the dollar-offset method as required by SFAS No. 133.

Contracts that do not in their entirety meet the definition of a derivative in their entirety may contain embedded derivative instruments. If certain conditions are met, SFAS No. 133 requires an embedded derivative to be separated from its host contract and accounted for separately at fair value.

Changes in the fair value of derivatives, classified as fair value hedges, that hedge interest rate risk are recorded in net financial expense each period with the offsetting changes in the fair values of the related debt are also recorded in net financial expense. For 2003 and 2002, we did not recognize any ineffectiveness related to fair-value hedges. All components of our interest rate swap gains or losses were included in the assessment of hedge effectiveness.

The effects of hedges of financial instruments in foreign currency-denominated cash receipts are reported in net financial expense, and the effects of hedges of payments are reported in the same line item of the underlying payment. The effects of hedges of commodity prices are reported in cost of sales. In 2003, hedge ineffectiveness for cash flow hedges resulted in less than EUR 1 being recognized in the consolidated statements of operations and no amounts were reclassified to earnings for forecasted transactions that did not occur. During 2003, we reclassified a loss of EUR 9 million (net of a EUR 3 million tax benefit) from OCI to other financial income and expense related to its cash flow hedges. Cash flow hedge results are reclassified into earnings during the same period in which the related exposure impacts earnings. If a hedged forecasted transaction is no longer probable of occurring, application of hedge accounting ceases and amounts previously deferred in accumulated other comprehensive income are frozen and reclassified to

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income in the same period in which the previously hedged transaction affects earnings. However, if it is considered probable that the originally forecasted transaction will not occur by the end of the originally specified time period, the unrealized gain or loss in OCI is reclassified immediately to income.

In countries where the local currency is subject to large fluctuations, we often enter into lease agreements denominated in currencies that differ from local currency (historically, this included the US dollar and currencies subsequently replaced by the Euro). As a result, we had embedded foreign exchange derivatives in certain lease contracts in the Czech Republic, Slovakia and Poland. To the extent that the currency in which the lease payments are made is not the functional currency of either us or the lease counter-party, these embedded derivatives are required to be separately accounted for at fair value on the balance sheet under SFAS No. 133 rules. The fair value of these embedded derivatives was EUR (45) million at December 28, 2003. For more information on our derivative instruments, please see Note 29 of our consolidated financial statements included with this annual report.

Future accounting changes

We have to adopt IFRS accounting standards in 2005, as required under EU regulations. We currently prepare our financial statements in accordance with Dutch GAAP and prepare a reconciliation of net income and shareholders’ equity to US GAAP, as required by SEC regulations. Applying IFRS standards to our financial statements may have a considerable impact on a number of important areas. We are currently in the process of assessing the differences between Dutch GAAP, IFRS and US GAAP in order to determine any necessary accounting changes, as well as to quantify the impact on our consolidated financial statements.

After an initial impact study, we have recently started the actual conversion to, and implementation of IFRS. The conversion project and implementation consist of: making accounting policy decisions, training relevant staff, rewriting our accounting manual, preparing an IFRS compliant budgeting process for the year 2005, adjusting existing reporting systems, adapting procedures and business policies where applicable, and converting the opening balance sheet and other comparative financial information.

We are listed on the NYSE and therefore subject to SEC requirements and legislation. Based on current proposals issued by the SEC, we expect to present our first IFRS financial statements for 2005, which will include comparable IFRS financial statements for 2004.

In order to facilitate the transition to IFRS as of January 1, 2005, and embed the changes into the organization, all of our subsidiaries, including equity investments, will have to report, and will begin reporting, on the basis of Dutch GAAP and IFRS during the last quarter of 2004.

As we have so far only performed an initial impact study, we are not yet able to provide a quantitative analysis of the impact of IFRS on this year’s financial results and balance sheet.

We will be subject to certain new accounting guidelines under Dutch GAAP beginning in 2004. For additional information, please see Note 2 to our consolidated financial statements included in this annual report. We will also be subject to new accounting guidelines under US GAAP beginning in 2004. For additional information, please see Note 31 to our consolidated financial statements included in this annual report.

Outlook for 2004

The following discussion provides an overview of our outlook for 2004 for our consolidated results of operations and for our various business segments. Because we have operations in a number of countries throughout the world, a substantial portion of our results of operations are denominated in foreign currencies, primarily the US dollar. As a result, we are subject to foreign currency exchange risks due to exchange rate movements, which affect our transaction costs and the translation of the results for the operations of our foreign subsidiaries. Our expectations, set forth below, as to net sales and operating income exclude any impact of currency exchange rates. As discussed below, currency exchange rates could significantly affect our results of operations for 2004.

For a discussion of our three-year financing plan and strategy to restore the value of our Company, including plans to re-engineer our food retail business, recover the value of USF, reinforce accountability, controls and corporate governance and restore our financial health, please see “Strategy” above. The following discussion should be read in conjunction with the discussion of our results of operations for 2003 and 2002 under “Results of Operations” and other subsections under this section. The following discussion includes “forward-looking statements” that involve risk and uncertainties that are discussed more fully in “Risk Factors.” Actual results could differ materially from those provided in the forward-looking statements.

In 2004, we will focus on continued efforts to strengthen the organization, and restructure and integrate the businesses in order to build a solid platform for future growth and profitability. Management will concentrate on achieving the previously announced “Road to Recovery” performance objectives for 2005 and beyond. We will continue to strengthen and improve our internal controls, as well as solidify compliance with regulatory requirements in 2004. All of these changes are important cornerstones of our “Road to Recovery” strategy. They will require considerable resources and effort from our operations and corporate support office in 2004.

Our retail trade businesses will continue to face increased competition and price pressure. On the other hand, we expect positive sales growth in the foodservice industry, although net sales at U.S. Foodservice in 2004 may experience a small reduction.

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Operating and Financial Review and Prospects

Retail trade: U.S.

We expect net sales growth in the U.S. retail business in 2004 to be only modest as a result of continued competitive pressure. One of our key efforts in the U.S. for 2004 will be the ongoing integration of Stop & Shop and Giant-Landover, which will improve the long-term competitiveness and cost-effectiveness of these brands. This integration will require an initial investment in 2004, but will result in significant benefits in 2005 and beyond. We plan to divest our Tops convenience store chain in 2004, which is expected to have a negative impact on net sales in 2004. At Tops we will continue to focus on repositioning its pricing to preserve its market position as part of our “go to market strategy” and focus on improving its operational performance. We also intend to divest BI-LO and Bruno’s in 2004, which will negatively impact net sales in 2004.

Retail trade: Europe

We expect net sales in the Europe retail business to increase in 2004 in spite of a generally tough environment with weak economies, consumer focus on price, and increased competition. We will continue to concentrate on efficiency and competitiveness in Europe. Our planned divestment of our Spanish operations in 2004 will reduce European net sales.

Foodservice

We expect market conditions, in particular in the U.S., to be favorable for the foodservice industry. However, increasing fuel costs and food commodity prices may have a negative effect on our profitability. It is possible that net sales may experience a small reduction in 2004 at U.S. Foodservice, as a result of improved customer mix specifically related to certain national accounts. Operating income before impairment and amortization of goodwill and excluding the impact of currency exchange rate is expected to be positive for 2004 and exceed the level of 2002 no later than 2006.

Operating expenses

Operating expenses in 2004 will be significantly impacted by a number of factors, in particular costs related to the ongoing legal proceedings and governmental and regulatory investigations, including possible fines or judgments that may be levied or awarded. Initiatives under way to enable us to begin reporting under IFRS, as required by 2005, and ongoing work to comply with the internal control requirements of Section 404 of the Sarbanes-Oxley Act, required to be completed by the end of 2005, will also have an impact.

Capital expenditures and working capital

Capital expenditures will continue to be made strategically but will increase from the low levels of 2003. Investments will be focused on the growth of our food retail business. Initiatives to improve working capital started in 2003 and will be continued with expected further improvements in 2004. Net cash from operations is expected to improve.

Finance and tax

We expect further reduction of net finance expense in 2004 as a result of lower fees under our new credit facility and lower net interest expense due to the continued reduction of net debt. We expect our tax position to normalize during 2004, with a rate marginally above 30%.

Net debt

We expect the continued recovery and development of our operations together with the on-going divestment program to lead to further reductions of net debt (excluding currency impact) in line with our objectives to reach investment grade profile by the end of 2005. We expect the principal uses of our cash from operating activities in 2004 to be debt repayments, capital expenditures, store efficiency improving measures and retailing innovations.

In 2004 we intend to redeem EUR 920 million 4% convertible subordinated notes with an original maturity date of June 2005.

Divestments and related issues

Our financial position and liquidity permits us to manage our divestments in an orderly fashion, without any need for “fire-sales”. We expect to have divested our remaining operations in South America and Spain, as well as BI-LO and Bruno’s in the U.S., by the end of 2004. As announced in March 2004, we completed the divestment of our stake in CRC Ahold in Thailand, and thus our exit from the Asia Pacific region.

The completion of these divestments will lead to the recognition of accumulated foreign currency translation adjustments in our statement of operations as well as, in some cases, the reversal of goodwill, both previously charged to shareholders’ equity. The cumulative exchange rate differences charged to shareholders’ equity with respect to these operations at the beginning of 2004 amounted to EUR 648 million under Dutch GAAP. The aggregate amount of goodwill that would have been required to be reversed if these operations had been divested at year-end of 2003 would have been EUR 309 million under Dutch GAAP. The net consequence of this is a significant loss on divestments in our statement of operations. This likely loss will have a significant impact on net income, but no net impact on Shareholders equity.

Significant factors affecting results of operations in 2003 and 2002

Our results of operations for 2003 were significantly affected by the foreign currency translation adjustments and reversal of goodwill relating to the divestments of our operations completed during the year. In addition, a number of other factors significantly affected our results of operations in 2003, including currency exchange rate fluctuations, adverse market conditions and increased pension plan liability. Our results of operations for 2002 were significantly affected by impairment charges and loss on related party default guarantee incurred in 2002, as well as the adverse market conditions mentioned above.

Ahold Annual Report 2003
Operating and financial Review and Prospects

Impact of divestments

Upon the divestment of some of our foreign operations, we are required to recognize accumulated foreign currency translation adjustments and reverse goodwill, both of which were previously charged to shareholders’ equity. This loss on divestments has no impact on the overall level of shareholders’ equity. Exchange rate differences related to the translation of the financial results of foreign subsidiaries are recorded directly in our shareholders’ equity. When these exchange rate differences are realized, which occurs upon the sale of the underlying foreign subsidiary, the cumulative foreign currency translation adjustments are recognized in the statement of operations as part of the gain or loss on the sale. Also, under Dutch GAAP, goodwill previously deducted directly from shareholders’ equity upon acquisition has to be reclassified pro rata to the statement of operations if sold within six years of the initial acquisition. In 2003, we incurred a loss on divestments of EUR 136 million, of which EUR 89 million and EUR 45 million related to the divestments our Chilean and Malaysian operations, respectively, which were completed during the year.

Impact of currency exchange rates and presenting financial data using constant exchange rates

Because a substantial portion of our assets, liabilities and operating income is denominated in US dollars, our results of operations for 2003 were negatively affected by fluctuations in the value of the US dollar against the Euro. The following table sets forth the change in the currency exchange rates of the US dollar compared to the Euro in 2003, 2002 and 2001:

(in EUR millions)	2003 Change%		2002 Change%		2001
1 US dollar = Euro	0.89	(16.5)	1.06	(6.2)	1.13

To a lesser extent, our results were affected by currency valuations in South America, Central Europe and the Asia Pacific region. These exchange rate movements affected our transaction costs and the translation of the results and underlying net assets of our foreign subsidiaries. It is our policy to cover substantially all foreign exchange transaction exposure. Our financial and risk management policy is to match the currency distribution of our borrowings to the denomination of our assets to the extent practicable. We do not use financial instruments to hedge the translation risk related to equity and earnings of foreign subsidiaries and non-consolidated companies. For additional information about our exposure to translation risk and our use of derivative financial instruments to cover our exposure to currency transaction risks, please see “Quantitative and Qualitative Disclosures about market Risk” below and “Risk Factors – Unfavorable currency exchange fluctuations could adversely affect our financial conditions, results of operations and liquidity.”

In this section, in certain instances, in addition to presenting our results under Dutch GAAP, we also present changes in net sales and operating income using constant exchange rates. When we use constant exchange rates, we present information for the prior year using the same currency exchange rate as used in the current year in order to exclude the impact of changes in exchange rates. We believe that the use of constant exchange rates provides useful information to our shareholders because it is the same measure used by our internal decision makers and it provides a means to evaluate the operating performance of our segments and permits comparisons of different periods without distortion due to currency exchange rates. Our use of constant exchange rates may or may not be consistent with the method used by other companies. Shareholders should view information presented using constant exchange rates as a supplement to, and not a substitute for, Dutch GAAP measures.

Under Dutch GAAP, net sales in 2003 were EUR 56.1 billion, representing net sales decrease of 10.6% from net sales of EUR 62.7 billion in 2002, which represented net sales increase of 15.6% over consolidated net sales of EUR 54.2 billion in 2001. Excluding the impact of currency exchange rates, net sales in 2003 would have increased to EUR 56.1 billion, representing net sales growth of 2.7% over net sales of EUR 54.6 billion in 2002. Excluding the impact of currency exchange rates, net sales in 2002 would have increased by EUR 10.8 billion, representing net sales growth of 20.8% over net sales of EUR 51.9 billion in 2001.

Impact of market conditions and impairment charges

Our businesses have been negatively affected by the prolonged economic downturn in 2002 and 2001. In 2002, this weakened global economy significantly affected our results as high unemployment rates depressed consumer purchasing power and declining confidence in the economy caused customers to decrease consumer spending and to shift buying habits. In the southeastern U.S., Argentina and Brazil, in particular, the decrease in consumer spending and the shift in buying habits of consumers to mass merchandiser clubs or other value-based operators forced us to lower prices and, in some cases, caused us to lose market share. Although economic conditions improved in many regions in 2003, the conditions in the markets in which we operate remain difficult and highly competitive. In addition, many of these markets continued to be adversely affected by the still depressed global economy in 2003, particularly in Europe and South America.

Ahold Annual Report 2003
Operating and Financial Review and Prospects

In 2003, we recognized EUR 45 million of goodwill impairment charges, EUR 27 million of other intangible assets impairment charges and tangible fixed assets impairment charges of EUR 113 million. The 2003 goodwill impairment charge included EUR 42 million of goodwill impairment at G. Barbosa as a result of the expected sales price of G. Barbosa and the low exchange rate of the US dollar against the Euro in 2003. We also recognized a EUR 3 million goodwill impairment charge with respect to our Spanish operations. In addition, a charge of EUR 27 million for the impairment of other intangible assets, including trade name licenses was recorded.

In 2003, we recognized tangible fixed assets impairment charges of EUR 113 million. In the U.S., we recorded asset impairment charges amounting to EUR 51 million mainly related to Tops, Giant-Landover and Giant-Carlisle as a result of the weakened economy and increased competition. In Europe, we recorded a fixed asset impairment charge of EUR 37 million, of which EUR 20 million was attributable to Spain (EUR 11 million because of store closings and EUR 9 million because of deterioration in market conditions), EUR 12 million to Schuitema (remodeling of three stores) and EUR 5 million to Ahold Real Estate Europe (resulting from lower than expected rental income). In South America, we recorded impairment charges of EUR 19 million, of which EUR 14 million related to our operations in Argentina, where economic difficulties continued. In Asia Pacific, we recorded an impairment of EUR 1 million.

Under US GAAP, in 2003, we recognized an additional impairment loss for goodwill of EUR 57 million and other intangible assets of EUR 9 million in connection with the annual impairment test required by SFAS No. 142. The EUR 57 million impairment of goodwill related to impairment charges of EUR 71 million at Deli XL, due to downward revisions of future expected cash flow, offset by less impairment under US GAAP of EUR 14 million at G. Barbosa, as the goodwill was fully written off under US GAAP. The EUR 9 million impairment related to impairment of the customer lists of U.S. Foodservice.

As a result of the declining economic conditions, we recorded goodwill and other intangible assets impairment charges of EUR 1.3 billion in 2002 under Dutch GAAP, primarily relating to Ahold Supermercados in Spain, DAIH (through which we held our interests in Disco and Santa Isabel), Bompreço, G. Barbosa and Bruno’s. Under Dutch GAAP, we did not recognize any goodwill impairment charge relating to USF due to the fact that the goodwill on the acquisition of USF in 2000 was charged against shareholders’ equity in 2000. Additionally, we incurred charges totaling EUR 137 million in 2002 relating to impairment of other long-lived assets, primarily in the Czech Republic, Poland, Spain, South America, Asia Pacific and the U.S., compared to EUR 113 million in 2003.

Under US GAAP, we recognized an additional impairment loss for goodwill of EUR 3.6 billion and other intangible assets of EUR 22 million in 2002, as a result of the adoption of SFAS No. 142 on December 31, 2001. In accordance with SFAS No. 142, we ceased to amortize goodwill and other intangible assets with indefinite useful lives under US GAAP. Instead, we test them for impairment annually, and more frequently if circumstances indicate a possible impairment. After the transitional impairment tests were performed on each reporting unit upon the adoption of SFAS No. 142, we recognized a transitional impairment loss of EUR 2.8 billion in 2002. The most significant portion of this transitional impairment loss was EUR 2.1 billion, relating to USF, which was caused primarily by the fraud and accounting irregularities uncovered at USF, and the declining economic conditions in the foodservice industry in the U.S., both of which had a significant negative impact on the carrying value of USF’s goodwill. In addition to USF, we recorded transitional impairment losses under US GAAP related to our operations in other Europe retail trade, principally Spain of EUR 136 million, South America retail trade, principally Brazil of EUR 331 million and Asia Pacific retail trade, principally Malaysia of EUR 29 million and Thailand of EUR 150 million.

In addition to transitional impairment losses, we recognized under US GAAP additional impairment losses in 2002 related to goodwill and other intangible assets of EUR 751 million. We recognized additional goodwill impairment losses related to USF of EUR 529 million due to a further deterioration of USF’s business as a result of the investigations and related changes in management. We also recognized additional goodwill impairment losses related to our operations in other retail trade in the U.S., principally from Peapod of EUR 43 million and Bruno’s of EUR 7 million, respectively.

For a discussion of these impairment charges, please see “Results of Operations – Overall Results of Operations – Operating Expenses” below. For a discussion of impairment charges under US GAAP, please see “Results of Operations – Overall Results of Operations – Adjustments to Conform to US GAAP” below. For additional information, please see “Critical Accounting Policies – Purchase Accounting and Goodwill” above and Note 12 to our consolidated financial statements included in this annual report.

Loss on related party default guarantee

Our operating expenses in 2002 included a loss on related party default guarantee of EUR 372 million relating to the default by our joint venture partner Velox Retail Holdings (“VRH”) on debt that we had guaranteed. For a discussion of the arrangements we had with VRH, VRH’s default and the calculation of the loss, please see Note 9 to our consolidated financial statements included in this annual report.

Pension plan liability

Our contribution to our defined benefit plans in 2003 was EUR 201 million, an increase of EUR 80 million over 2002. The increases in contributions are largely a result of maintaining appropriate funding levels to meet actuarial expectations of future costs of our obligations under these plans. U.S. and European laws prescribe minimum coverage ratios of plan assets to liabilities. The

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Operating and Financial Review and Prospects

increases in contributions are partly the result of maintaining these minimum coverage ratios. The poor performance of the stock markets in 2002 also had a negative influence on the investment results of our pension funds, resulting in our increased contribution to the defined benefit plans.

Results of operations

The following tables set out, as of year-end 2003, store count by Company-owned stores, franchise stores and associated stores, store count of our unconsolidated joint ventures, and changes in store counts for our consolidated subsidiaries and unconsolidated joint ventures:

Company, franchise and associated stores

Consolidated subsidiaries

	As of year-end 2003
	Company supermarkets[1]	Franchise supermarkets[1]	Associated stores	Company other[2]	Franchise other[2]	Total
U.S.	1,259	4	—	224	2	1,489
Europe	1,485	197	387	634	441	3,144
South America[3]	275	—	—	111	—	386
Asia Pacific	47	—	—	—	—	47

Total	3,066	201	387	969	443	5,066

[1]	Includes grocery stores and food retail stores considered supermarkets under local market conditions.

[2]	Includes certain specialty retail stores, hypermarkets and convenience stores.

[3]	Includes 118 stores operated by Bompreço, which was divested in March 2004.

Changes in consolidated store count

	2003	2002	2001
Beginning of period	5,606	5,155	4,824
Opened/acquired	157	730	637
Disposed/closed	(697)	(279)	(306)

End of period	5,066	5,606	5,155

Unconsolidated joint ventures

	As of year-end 2003
	Company supermarkets[1]	Franchise supermarkets[1]	Associated stores	Company Other[2]	Franchise Other	Total
ICA	436	438	1,904	15	—	2,793
JMR	190	—	—	27	—	217
CARHCO	91	—	—	241	—	332

Total	717	438	1,904	283	—	3,342

[1]	Includes grocery stores and food retail stores considered supermarkets under local market conditions.

[2]	For CARHCO, includes hypermarkets and discount stores.

Changes in unconsolidated store count (including associated stores)

	2003	2002[1]	2001[1]
Beginning of period	3,424	3,687	3,807
Opened/acquired	160	267	123
Disposed/closed	(242)	(530)	(243)

End of period	3,342	3,424	3,687

[1]	Includes DAIH for periods for which it was not consolidated in our financial statements.

Summary of our consolidated financial data

The following table sets forth a summary of our consolidated financial data for 2003, 2002 and 2001.

	2003		2002		2001
(in EUR millions, except percentages and per share data)	Euro	% of net sales	Euro	% of net sales	Euro	% of net sales
Net sales	56,068	100.0	62,683	100.0	54,213	100.0
Gross profit	11,611	20.7	13,461	21.5	11,986	22.1
Operating expenses	(10,893)	19.4	(13,222)	21.1	(10,075)	18.6
Operating income	718	1.3	239	0.4	1,911	3.5
Net financial expense	(938)	1.7	(1,008)	1.6	(707)	1.3
Income taxes	72	0.1	(390)	0.6	(270)	0.5
Share in income (loss) of joint ventures and equity investees	161	0.3	(38)	—	(192)	(0.4)
Minority interest	(14)	—	(11)	—	8	—
Net income (loss)	(1)	—	(1,208)	(1.9)	750	1.4
Net income (loss) after preferred dividends per common share – basic	(0.04)		(1.24)		0.77
Net income (loss) after preferred dividends per common share – diluted	(0.04)		(1.24)		0.76

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Operating and Financial Review and Prospects

Overall results of operations

The following discussion summarizes our results of operations for 2003 compared to 2002 and 2002 compared to 2001. In certain instances, we present our results of operations excluding the impact of currency exchange rates in order to provide a better insight into the operating performance of our foreign subsidiaries. These are not financial measures prepared in accordance with Dutch GAAP and are calculated by adjusting the figures for the prior year using the current year exchange rates. For additional information about our results of operations, please see “Business Segment Information” below.

Net sales

2003

Our consolidated net sales in 2003 amounted to EUR 56.1 billion, a decrease of EUR 6.6 billion, or 10.5%, compared to EUR 62.7 billion in 2002. The decrease in net sales was largely attributable to lower currency exchange rates against the Euro, particularly for the US dollar. The average US dollar to Euro exchange rate decreased approximately 16.5% in 2003 compared to 2002. Excluding the impact of currency exchange rates, net sales would have increased by EUR 1.5 billion, or 2.7%, in 2003 compared to 2002, mainly due to a 2.7% increase in the U.S. retail trade business, a 1.7% increase in the Europe retail trade business and a 2.1% increase at USF. In addition, net sales in 2003 were favorably affected by the full-year consolidation of Disco in South America, which began to be consolidated since the second quarter of 2002. For additional information about the consolidation, please see “Results of Operations – Business Segment Information – Retail Trade: South America” below. Net sales were also favorably affected by the acquisition of certain assets of Lady Baltimore and the acquisition of Allen Foods in September and December 2002, respectively. Divestments that took place in 2003 only had a slight impact on net sales. These divestments included the divestments of Jamin and De Tuinen in The Netherlands in the second quarter of 2003 and our Chilean, Malaysian, Indonesian and Paraguayan operations and De Walvis in The Netherlands in the third quarter of 2003 and of our Peruvian operations and Golden Gallon in the fourth quarter of 2003.

2002

Our consolidated net sales were EUR 62.7 billion in 2002 compared to EUR 54.2 billion in 2001. Our consolidated net sales increased by EUR 8.5 billion, or 15.6%, in 2002 compared to 2001. Currency exchange rates negatively affected our net sales in 2002. Excluding the impact of currency exchange rates, net sales would have increased by EUR 10.8 billion, or 20.8%, to EUR 62.7 billion in 2002 compared to 2001. The increase in net sales was largely attributable to acquisitions, primarily the full-year consolidation of Bruno’s in the U.S. retail trade segment, and Alliant Exchange, Inc. (“Alliant”) in the U.S. Foodservice segment. These acquisitions accounted for 14.0% of the 20.8% increase in net sales, excluding the impact of currency exchange rates. Increases in net sales at USF from the Alliant acquisition were partly offset by the divestiture of a non-strategic line of business that was acquired as a part of that acquisition. Net sales for 2002 were also positively affected by the consolidation in our financial statements of Disco, which began in the second quarter of 2002, and of DAIH, including Santa Isabel, in the third quarter of 2002, in conjunction with our purchase of additional shares of DAIH from VRH. These consolidations accounted for 1.6% of the 20.8% increase in net sales. For additional information about our acquisition of the DAIH shares, please see “Significant Factors Affecting Results of Operations in 2003 and 2002 – Loss on Related Party Default Guarantee” above and Note 9 to our consolidated financial statements included in this annual report. Excluding these acquisitions and consolidations, net sales in 2002 increased primarily as a result of net sales growth in retail trade at Stop & Shop (2.4%), Giant-Carlisle (6.4%) and Albert Heijn (5.4%), which was caused by a variety of factors, including, in particular, the opening of new stores, an increase in customer promotions and, in the case of Albert Heijn, inflation within Europe.

Gross profit

2003

Our gross profit, which includes distribution costs, was EUR 11.6 billion, or 20.7%, as a percentage of net sales, in 2003 compared to EUR 13.5 billion, or 21.5%, as a percentage of net sales, in 2002. The decrease in our gross profit margin in 2003 was primarily attributable to USF, which experienced a weakening of its procurement leverage as vendors raised prices and shortened payment terms, and competitive pressure at our U.S. and European retail trade businesses, in particular at Albert Heijn. The decrease in gross profit margin also was attributable to South America, as a result of the continued depressed economy in that region and vendors’ and competitors’ reaction to the announcements of the divestments of our South American operations.

2002

Our gross profit was EUR 13.5 billion, or 21.5%, as a percentage of net sales, in 2002 compared to EUR 12.0 billion, or 22.1%, as a percentage of net sales, in 2001. The decrease in gross profit margin in 2002 was largely a result of our growing foodservice business, which is a lower margin business than our retail trade business. USF grew significantly in 2002. Excluding USF, the gross profit margin would have increased by 0.5% in 2002 compared to 2001, nearly all of which was attributable to Stop & Shop.

Ahold Annual Report 2003
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Operating expenses

The following table sets forth a breakdown of our operating expenses by category for 2003, 2002 and 2001.

	2003		2002		2001
(in EUR millions, except percentages)	Euro	% of net sales	Euro	% of net sales	Euro	% of net sales
Selling expenses	(8,274)	14.8	(9,073)	14.5	(8,080)	14.9
General and administrative expenses	(2,009)	3.6	(1,989)	3.2	(1,843)	3.4
Goodwill and intangible assets amortization	(349)	0.6	(433)	0.7	(256)	0.5
Impairment of goodwill and other intangible assets	(72)	0.1	(1,287)	2.1	(8)	—
Impairment of other long-lived assets	(113)	0.2	(137)	0.2	(10)	—
Gain on disposal of tangible fixed assets	60	(0.1)	69	(0.1)	122	(0.2)
Exceptional loss
Loss on divestments	(136)	0.2	—	—	—	—
Loss on related party guarantee	—	—	(372)	0.6	—	—

Total operating expenses	(10,893)	19.4	(13,222)	21.1	(10,075)	18.6

2003

Our operating expenses decreased by EUR 2.3 billion, or 17.6%, in 2003 compared to 2002. As a percentage of net sales, our operating expenses were 19.4% in 2003 compared to 21.1% in 2002. Our operating expenses in 2003 were lower than in 2002 primarily because of the lower impairment recorded in 2003.

In 2003, we recorded impairment charges of only EUR 185 million, compared to EUR 1.4 billion in 2002. In 2003, goodwill impairment charges of EUR 45 million were recorded, of which (1) EUR 42 million related to our South American operations and (2) EUR 3 million related to our Spanish operations. In addition, we recorded a EUR 27 million charge for other intangible assets, including trade name licenses primarily relating to certain PYA Monarch private label products. We also recorded in 2003 tangible fixed asset impairment charges of EUR 113 million. Of this amount, (1) EUR 45 million related to our U.S. retail trade business, primarily Tops (EUR 23 million), Giant-Landover (EUR 6 million) and Giant-Carlisle (EUR 7 million), primarily as a result of the increased competition in the markets in which they operate, (2) EUR 37 million related to our Europe retail trade business, primarily Spain (EUR 20 million) and Schuitema (EUR 12 million), (3) EUR 19 million related to our South America retail trade business, including EUR 14 million relating to our Argentine operations, (4) EUR 5 million related to Ahold Real Estate Europe, (5) EUR 4 million related to USF, (6) EUR 2 million related to Ahold Real Estate Company, and (7) EUR 1 million related to our Asia Pacific retail trade business. In contrast, as discussed above, in 2002, as a result of the declining economic conditions in certain trading areas, we recorded goodwill impairment charges of EUR 882 million relating to Ahold Supermercados in Spain, as well as goodwill impairment charges of EUR 215 million related to our subsidiaries Disco and Santa Isabel, EUR 128 million related to Bruno’s and EUR 54 million related to Bompreço and G. Barbosa. Impairments of other long-lived assets in 2002 were EUR 137 million, primarily in the Czech Republic, Poland, Spain, South America, Asia Pacific and the U.S Amortization of goodwill and intangible assets also was lower in 2003 (EUR 349 million) than in 2002 (EUR 433 million) mainly as a result of lower goodwill asset balances in 2003 arising from the significant impairment charges taken in 2002.

In 2003, our operating expenses included losses on divestments in the amount of EUR 136 million which, principally related to the divestment of our Chilean (EUR 90 million) and Malaysian (EUR 44 million) operations. In 2002, we recorded an EUR 372 million loss on related party default guarantee relating to the default by VRH on bank debt that we had guaranteed. As a result, we had to acquire substantially all of VRH’s DAIH shares for a total amount of USD 448 million, which exceeded the fair value of the shares acquired, resulting in a loss on related party default guarantee of EUR 372 million. For additional information on this transaction, please see “Significant Factors Affecting Results of Operations in 2003 and 2002 – Loss on Related Party Default Guarantee” above and Note 9 to our consolidated financial statements included in this annual report.

The impact on operating expenses of the decrease in impairment charges and tangible asset amortization in 2003 and the 2002 loss on related party default guarantee was only partially offset by an increase in general and administrative expenses of EUR 22 million in 2003 compared to 2002. The increase was substantially offset by the positive impact of the currency exchange rate of the Euro against the US dollar on US dollar-denominated expenses included in general and administrative expenses. The increase was primarily caused by significant costs incurred in connection with the forensic accounting and legal investigations that were conducted in 2003 and the changes we are making in light of these investigations, as well as substantial costs relating to ongoing litigation, ongoing government and regulatory investigations, and the completion of the audit of our 2002 consolidated financial statements. The aggregate amount of additional audit, legal, consultancy fees, and other costs incurred in 2003 was approximately EUR 170 million, of which

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EUR 130 million was recorded under other activities and the remainder was recorded at our business segments as general and administrative expenses. In addition, in 2003, our contributions to our defined benefit plans in 2003 were EUR 80 million higher than the 2002 level, partly in order to comply with minimum plan assets to liabilities coverage ratios prescribed by U.S. and European laws. As a result of these increases, our general and administrative expenses as a percentage of net sales also increased. Our selling expenses decreased in 2003 to EUR 8.3 billion from EUR 9.1 billion in 2002. Selling expenses increased as a percentage of net sales because of the lower net sales in 2003 compared to 2002.

2002

Our operating expenses increased by EUR 3.1 billion, or 31.2%, in 2002 compared to 2001. As a percentage of net sales, our operating expenses were 21.1% in 2002 compared to 18.6% in 2001. The increase in our operating expenses in 2002 was largely due to impairment charges in 2002. Operating expenses were also negatively affected by the EUR 433 million of goodwill and other intangible asset amortization and the EUR 372 million loss relating to VRH, all as described above. Our selling expenses increased in 2002 to EUR 9.1 billion from EUR 8.1 billion in 2001 as a result of acquisitions and the related increase in net sales and inflation. Selling expenses, however, decreased as a percentage of net sales as a result of our continued expansion of our foodservice business through the acquisition of Alliant, which business’ selling expenses, as a percentage of net sales, was lower than our retail trade business. Our general and administrative expenses increased in 2002 to EUR 2.0 billion from EUR 1.8 billion in 2001, as a result of acquisitions and increases in net sales and inflation. As a percentage of net sales, our general and administrative expenses declined as a result of the growth of our foodservice business, which business’ general and administrative expenses, as a percentage of net sales, was lower than that of our retail trade business.

Operating income

2003

Operating income in 2003 was EUR 718 million, an increase of EUR 479 million, or 200.4%, compared to EUR 239 million in 2002. Excluding the impact of currency exchange rates, operating income would have increased by EUR 741 million. The increase in operating income was largely the result of lower operating expenses caused by the EUR 1.2 billion decrease in goodwill impairment in 2003 compared to 2002, as well as the 2002 loss on related party default guarantee of EUR 372 million. This increase was partially offset by loss on divestments of EUR 136 million and weaker operating performance in many of our business segments, in particular at USF, which incurred an operating loss of EUR 200 million in 2003 compared to operating income of EUR 160 million in 2002, as a result of the loss of procurement leverage with suppliers. Operating income in 2003 also was adversely affected by the lower exchange rate of the US dollar to the Euro, which especially impacted our U.S. retail operations. Our operating income, as a percentage of net sales, was 1.3% in 2003 compared to 0.4% in 2002.

2002

Our operating income was EUR 239 million in 2002 compared to EUR 1.9 billion in 2001, a decrease of EUR 1.7 billion, or 87.5%. This significant decrease was largely the result of increased operating expenses caused primarily by the impairment and amortization charges and the loss relating to VRH discussed above. Operating income in 2002 included a EUR 12 million gain relating to excess reserve reversals at USF, and in 2001 included a EUR 111 million loss relating to a restructuring charge at USF in connection with the acquisition of Alliant. Operating income in 2002 also was negatively affected by currency exchange rate differences, particularly as a result of the lower exchange rate of the US dollar to the Euro. Our operating income, as a percentage of net sales, was 0.4% in 2002 compared to 3.5% in 2001.

Net financial expense

The following table sets forth our net financial expense for 2003, 2002 and 2001.

	2003		2002		2001
(in EUR millions, except in percentages)		Change %		Change %
Net interest expense	(952)	0.8	(944)	16.3	(812)
Gain (loss) on foreign exchange	14		(50)		108

Other financial income and expense	—	—	(14)	366.7	(3)

Net Financial Expense	(938)	(6.9)	(1,008)	42.6	(707)

2003

Our net financial expense, which comprises net interest expenses, gains and losses on currency exchange transactions and other financial income and expense, was EUR 938 million in 2003 compared to EUR 1.0 billion in 2002. Net interest expense in 2003 amounted to EUR 952 million, an increase of 0.8% compared to 2002. Excluding the impact of currency exchange rates, net interest expense would have increased by 21.5%. This increase was primarily caused by a EUR 77 million increase in banking fees and fees paid in connection with the extension and amendment of USF’s accounts receivable securitization programs, as well as the higher applicable borrowing rate for the March 2003 Credit Facility compared with the USD 2 billion revolving credit facility, dated as of July 18, 2002 (the “2002 Credit Facility”). The March 2003 Credit Facility was cancelled and repaid in December 2003, and we do not expect to draw on the December 2003 Credit Facility (other than letters of credit) during 2004. The gain on foreign exchange in 2003 amounted to EUR 14 million and

Ahold Annual Report 2003
Operating and Financial Review and Prospects

mainly related to the positive impact of the revaluation of the Argentine peso on US dollar-denominated debt in Argentina. In 2002, a foreign exchange loss of EUR 50 million was incurred, mainly related to the negative impact of the devaluation of the Argentine peso on US dollar-denominated debt and inflation adjustment losses related to Argentine peso-denominated debt in Argentina.

2002

Our net financial expense was EUR 1.0 billion in 2002 compared to EUR 707 million in 2001. The increase in net financial expense in 2002 was largely due to an increase in net interest expense and the EUR 50 million foreign exchange loss incurred in 2002 referred to above. Interest expense increased from EUR 812 million in 2001 to EUR 944 million in 2002. The increase in net interest expense was primarily caused by the new debt assumed or incurred in connection with acquisitions and an increase in cash dividends, as a result of fewer shareholders electing to receive their dividends in the form of common shares compared to 2001.

Income taxes

2003

In 2003, we recorded a tax credit of EUR 72 million or 32.7% of loss before tax, while in 2002 we had a tax charge of EUR 390 million or 50.8% of income before tax. Our effective tax rate, excluding the impact of non-tax-deductible impairment and amortization of goodwill, loss on related party default guarantee in 2002 and loss on divestments in 2003, decreased significantly in 2003 compared to 2002. The main factors contributing to this decrease in the effective tax rate were the release of tax provisions of EUR 55 million due to the partial closure of the 1999-2001 U.S. tax audit and due to the closure of a large Dutch 1997-2002 tax audit and tax deductible losses as a result of the divestment of our Asia Pacific operations, as well as a different geographic mix of income. In addition, our 2002 effective tax rate of 50.8% was caused primarily by non-tax-deductible goodwill amortization of EUR 179 million, goodwill impairment of EUR 1.3 billion, the loss on related party default guarantee of EUR 372 million and foreign exchange loss primarily relating to the devaluation of the Argentine peso. Our 2002 effective income tax rate also was affected by the consolidation of Disco beginning in the second quarter of 2002, the consolidation of Santa Isabel beginning in the third quarter of 2002 and the consolidation of G. Barbosa beginning in the first quarter of 2002, as well as the continued consolidation of Bompreço in 2002. These entities had substantial losses before taxes in 2002 for which no loss carry forward was recorded because it was not deemed probable that these entities would generate sufficient income in the future against which such a loss carry forward could be applied in 2002 as well as in 2003. As a result, such losses reduced the total amount of income before income taxes, but not the amount of income taxes. Our effective income tax rate in 2002 was reduced in part due to intercompany finance activities. The statutory corporate income tax rate in The Netherlands for 2003 and 2002 was 34.5%.

2002

Our effective tax rate in 2002 was 50.8%, as discussed above. The reduction in our 2002 effective tax rate as a result of intercompany finance activities was smaller than in 2001 because of unfavorable currency exchange rate changes between the Euro and the US dollar during 2002. Our effective income tax rate in 2001 was 22.5%. The statutory corporate income tax rates in The Netherlands for 2002 and 2001 were 34.5% and 35%, respectively.

Our effective income tax rate in 2002 was reduced in part due to intercompany finance activities, but this impact in 2002 was smaller than in 2001 because of unfavorable currency exchange rate changes between the Euro and the US dollar during 2002.

Share in income (Loss) of joint ventures and equity investees

The following table sets forth our share in income (loss) of joint ventures and equity investees for 2003, 2002 and 2001.

(in EUR millions)	2003	2002	2001
ICA, Scandinavia	132	61	64
JMR, Portugal	24	35	30
Paiz Ahold, South America	9	10	13
DAIH, South America[1]	—	(126)	(296)
Others	(4)	(18)	(3)

Total share in income (loss) of joint ventures and equity investees	161	(38)	(192)

[1]	Includes DAIH for periods in 2002 and 2001 in which it was not consolidated in our financial statements. DAIH is a holding company of Disco and had owned a controlling stake in Santa Isabel until it was sold during 2003. Disco was consolidated since the second quarter of 2002 and DAIH, including Santa Isabel, was consolidated since the third quarter of 2002.

2003

Our share in income of joint ventures and equity investees in 2003 amounted to EUR 161 million, compared to a loss of EUR 38 million in 2002. This was primarily caused by the inclusion in our income (loss) from our unconsolidated joint ventures and equity investees for 2002 of a EUR 126 million loss at DAIH. DAIH began to be consolidated beginning in the third quarter of 2002 and, after that time, DAIH’s loss was no longer included in our income (loss) from our unconsolidated joint ventures and equity investees. The 2002 loss at DAIH reflects losses incurred in 2002 at Disco and Santa Isabel until they were consolidated in our financial statements in the second and third quarters of 2002, respectively. The share in income of ICA increased considerably in 2003 mainly as a result of a EUR 119 million gain related to the sale and leaseback of several distribution centers. This share in income was partially offset by lower results at JMR. Results were lower primarily as a result of lower gross profit margins due to price repositioning at Pingo Doce and strong competition at Feira Nova.

Ahold Annual Report 2003
Operating and Financial Review and Prospects

2002

Our loss from unconsolidated joint ventures and equity investees was EUR 38 million in 2002 compared to EUR 192 million in 2001. These losses were primarily caused by losses at DAIH in 2002 and 2001 reflecting the losses incurred at Disco and Santa Isabel and, to a lesser extent, losses at Luis Paez S.A. (“Luis Paez”) included under “Others” in the table above. These losses were partly offset by income from ICA, JMR and Paiz Ahold in such years. The negative impact of DAIH in 2002 was less than in 2001 because DAIH was consolidated beginning in the third quarter of 2002. In addition, Disco’s loss in 2002 was offset in part by a change in Argentine law that redenominated certain debts of Argentine companies from US dollar-denominated debt to Argentine peso-denominated debt.

For additional information, please see “Share in Income (Loss) of Joint Ventures and Equity Investees” below.

Net income (loss)

2003

Net loss in 2003 was EUR 1 million, compared to EUR 1.2 billion in 2002. The significant decrease in net loss was primarily caused by lower operating expenses in 2003 as a result of the lower level of goodwill impairment charges in 2003 compared to 2002. Net loss in 2002 was primarily caused by the EUR 1.4 billion asset impairment charges discussed above and the EUR 372 million loss on related party default guarantee relating to the default by VRH on debt that we had guaranteed. Higher net financial expenses and the weakening of the US dollar to the Euro also contributed to the 2002 net loss.

2002

Our net loss in 2002 was EUR 1.2 billion, compared to net income of EUR 750 million in 2001. The net loss in 2002 was primarily due to impairment charges of EUR 1.4 billion relating to asset impairments discussed above, compared to 2001 when we only recorded impairment charges of EUR 18 million.

Net income (loss) after preferred dividends per common share – basic

2003

Net income (loss) after preferred dividends per common share – basic is calculated as net income (loss) after preferred dividends, divided by the weighted average number of our common shares outstanding during the applicable period. Net loss after preferred dividends per common share – basic amounted to EUR 0.04 per common share in 2003 compared to a net loss of EUR 1.24 per common share in 2002.

The weighted average number of common shares outstanding used for these calculations was 2.3% higher in 2003 than in 2002 primarily as a result of the impact of the issuance of common shares and ADSs in connection with the rights offering in December 2003.

2002

Net income (loss) after preferred dividends per common share – basic amounted to a net loss of EUR 1.24 per common share in 2002 compared to net income of EUR 0.77 per common share in 2001.

The weighted average number of common shares outstanding used for these calculations was higher in 2002 than in 2001 primarily as a result of the impact of the offering of common shares and ADSs in September 2001.

Adjustments to conform to US GAAP

For 2003, our net loss under US GAAP was EUR 747 million compared to a net loss under Dutch GAAP of EUR 1 million. Net loss per common share – basic as determined in accordance with US GAAP was EUR 0.73 per share in 2003 compared to net loss per common share – basic of EUR 4.32 in 2002. The most significant reconciling items in 2003 related to the different treatment under US GAAP of assets held for sale (EUR 506 million) and the cumulative effect of the change in accounting principle for consideration received from vendors (EUR 100 million).

Under US GAAP if the expectation is that it is more likely than not that an asset will be sold before the end of its estimated useful life, an impairment analysis should be performed. Under US GAAP, we recorded an additional impairment of EUR 506 million due to a higher carrying value of the assets held for sale. This carrying value under US GAAP included the unrealized cumulative translation adjustment of EUR 582 million, that was previously accounted for in shareholders’ equity. Under Dutch GAAP the cumulative translation adjustment is recognized in the statements of operations at the moment the divestment is completed.

We adopted EITF 02-16 under both Dutch and US GAAP during the fourth quarter of 2003, effective for all of 2003. During 2003, under Dutch GAAP, we recorded a cumulative effect adjustment of EUR 100 million in opening equity for 2003, but under US GAAP, in accordance with APB Opinion 20, we included the amount of the cumulative effect adjustment in the statement of operations. For a more detailed discussion of the impact of EITF 02-16, please see “Critical Accounting Policies” and Note 2 to our consolidated financial statements included in this annual report.

In 2002, the net loss under US GAAP was EUR 4.3 billion compared to net loss of EUR 1.2 billion under Dutch GAAP. Net loss per common share – basic as determined in accordance with US GAAP increased to EUR 4.32 per share in 2002 from EUR 0.27 per share in 2001. The most significant reconciling item in 2002 related to the impairment of goodwill. Upon the adoption of SFAS No. 142 under US GAAP on December 31, 2001, we recorded under US GAAP a transitional impairment loss of EUR 2.8 billion in 2002, which was recorded as a cumulative effect of a change in accounting principle for goodwill, and an additional aggregate impairment loss for goodwill and other intangible assets of EUR 751 million under US GAAP, which is recorded as a current-year impact of

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impairment of goodwill and other intangible assets. The most significant portions of this additional goodwill impairment loss related to USF in respect of which we recorded a transitional loss of EUR 2.1 billion and additional impairment losses of EUR 647 million, respectively, as described above under “Significant Factors Affecting Results of Operations in 2003 and 2002.” Under Dutch GAAP, a similar goodwill impairment charge was not recognized because all goodwill prior to December 2000 related to the acquisition of USF was charged directly to shareholders’ equity at the time of the acquisition.

For further discussion of the significant items in reconciling Dutch GAAP and US GAAP, as they apply to us, please see Note 31 to our consolidated financial statements included in this annual report.

Business segment information

We report information about our subsidiaries on a consolidated basis. This means that our results include the results of all subsidiaries that we, either directly or indirectly, control. Income generated by our joint ventures, for the periods when we do not have control, is included in our share in income or loss of joint ventures and equity investees, as discussed below.

In addition to reporting on a consolidated basis, we disclose financial and descriptive information about each of our business segments. The criteria for segment reporting as well other segment information are set out in Note 5 to our consolidated financial statements included in this annual report.

As of the end of 2003, we operated ten business segments, which are as follows:

•	Retail trade: Stop & Shop;

•	Retail trade: Giant-Landover;

•	Retail trade: Other U.S.;

•	Retail trade: Albert Heijn;

•	Retail trade: Other Europe;

•	Retail trade: South America;

•	Retail trade: Asia Pacific;

•	Foodservice: U.S.;

•	Foodservice: Europe; and

•	Other Activities.

Our internal operating decision makers review two additional segments: Retail Trade – U.S. and Retail Trade – Europe. We have included discussions of these two business segments below to provide shareholders with the same type of information that our internal operating decision makers review. However, neither Retail Trade – U.S. nor Retail Trade – Europe are business segments, as the term is defined under SFAS No. 131.

Net sales by business segment

The following table sets forth net sales by business segment for 2003, 2002 and 2001.

	2003		2002		2001
(in EUR millions, except percentages)	Euro	Change (%)	Euro	Change (%)	Euro
Retail trade
Stop & Shop	8,899	(11.4)	10,043	2.4	9,809
Giant-Landover	4,729	(15.8)	5,614	(1.8)	5,714
Other U.S.	10,244	(15.9)	12,179	17.2	10,395

Subtotal retail trade U.S.	23,872	(14.2)	27,836	7.4	25,918
Albert Heijn	5,606	(1.7)	5,703	5.4	5,409
Other Europe	7,322	2.9	7,115	5.7	6,730

Subtotal retail trade Europe	12,928	0.9	12,818	5.6	12,139
South America	2,218	3.5	2,143	68.2	1,274
Asia Pacific	364	(20.5)	458	14.6	400

Total retail trade	39,382	(9.0)	43,255	8.9	39,731
Foodservice
U.S.	15,790	(14.7)	18,508	36.5	13,556
Europe	839	(3.8)	872	(1.1)	882

Total foodservice	16,629	(14.2)	19,380	34.2	14,438
Other Activities	57	18.8	48	9.1	44

Total	56,068	(10.6)	62,683	15.6	54,213

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Operating and Financial Review and Prospects

Operating income (loss) by business segment

The following table sets forth operating income (loss) by business segment for 2003, 2002 and 2001.

	2003		2002		2001
(in EUR millions, except percentages)	Euro	Change (%)	Euro	Change (%)	Euro
Retail trade
Stop & Shop	760	0.0	760	21.4	626
Giant-Landover	270	(33.7)	407	6.5	382
Other U.S.	116	(50.8)	236	(45.0)	429

Subtotal retail trade U.S.	1,146	(18.3)	1,403	(2.4)	1,437
Albert Heijn	201	(23.3)	262	6.1	247
Other Europe	(13)	98.6	(916)		41

Subtotal retail trade Europe	188		(654)		288
South America	(166)	40.3	(278)		56
Asia Pacific	(62)	(87.9)	(33)	(65.0)	(20)

Total retail trade	1,106	152.5	438	(75.1)	1,761
Foodservice
U.S.	(200)		160	207.6	52
Europe	6	(25.0)	8	(65.2)	23

Total foodservice	(194)		168	124.0	75
Other activities	(194)	(47.1)	(367)		75

Total	718	200.4	239	(87.5)	1,911

Retail trade: U.S.

The following table sets forth net sales and store counts for our retail trade businesses in the U.S. for 2003, 2002 and 2001. Net sales for 2001 include Bruno’s results from December 2001.

	As of and for the year-ended
	2003			2002			2001
	Net sales (in EUR millions)	Store count	Average sales area[1] x 1,000 m2	Net sales (in EUR millions)	Store count	Average sales area[1] x 1,000 m2	Net sales (in EUR millions)	Store count	Average sales area[1] x 1,000 m2
Stop & Shop	8,899	339	1,252	10,043	333	1,214	9,809	321	1,151
Giant-Landover[2]	4,729	197	594	5,614	189	566	5,714	186	548
Giant-Carlisle	2,641	116	387	2,940	113	371	2,762	107	349
Tops[3]	2,778	365	593	3,309	372	584	3,370	370	582
BI-LO (including Golden Gallon)[4]	3,126	292	819	3,833	441	839	4,035	446	823
Bruno’s5	1,573	180	507	1,974	187	530	119	185	261
Peapod	126	—	—	123	—	—	109	—	—

Total U.S.	23,872	1,489	4,152	27,836	1,635	4,104	25,918	1,615	3,714

[1]	We have presented certain sales area data in the tables in this annual report in terms of square meters. Square meters may be converted to square feet by multiplying the number of square meters by 10.75 and square feet may be converted to square meters by multiplying the number of square feet by 0.093.

[2]	In 2003, 2002 and 2001, three of Giant-Landover’s stores were free-standing drugstores.

[3]	In January 2004, we announced our intention to divest our chain of 203 Tops convenience stores in the U.S., one of which was sold in the first quarter of 2004.

[4]	In October 2003, we completed our sale of Golden Gallon, which was part of our BI-LO operations and consisted of 138 fuel and merchandise stores. The sale resulted in the increase in average sales area for 2003 compared to 2002. In February 2004, we announced our intention to divest BI-LO.

[5]	In February 2004, we announced our intention to divest Bruno’s.

2003

Net sales in the U.S. retail trade business in 2003 amounted to EUR 23.9 billion, a decrease of 14.2% compared to 2002. This decrease was largely attributable to a weaker US dollar against the Euro. Excluding the impact of currency exchange rates, net sales would have increased by EUR 634 million, or 2.7%, due to strong net sales at Stop & Shop and Giant-Carlisle, primarily as a result of opening new stores in 2003, along with strong identical and comparable sales. Excluding the impact of currency exchange rates, identical sales for the U.S. retail trade business, which are sales at exactly the same stores in both periods, would have increased by 0.1% in 2003 compared to 2002 and comparable sales, which includes sales at both existing and replacement stores, would have increased by 0.9% in 2003 compared to 2002. Excluding

Ahold Annual Report 2003
Operating and Financial Review and Prospects

the impact of currency exchange rates, net sales at Stop & Shop and Giant-Carlisle in 2003 would have increased by 6.1% and 7.7%, respectively, compared to 2002. Additionally, Peapod, our on-line retailer would have achieved a net sales increase of 22.8%, in 2003 compared to 2002, excluding the impact of currency exchange rates. Giant-Landover and Tops experienced pressure on net sales in 2003 due to heightened competition, resulting in only slight increases in net sales in 2003 compared to 2002, excluding the impact of currency exchange rates. Due to the store openings by competitors and competitors’ promotional activity in the southeastern U.S., net sales in 2003 at Bruno’s and BI-LO were lower than in 2002, excluding the impact of currency exchange rates. In October 2003, we sold our Golden Gallon convenience store chain, which was part of our BI-LO operations. Golden Gallon stores generated approximately USD 375 million (EUR 315 million) in net sales in 2002. Excluding Golden Gallon’s results in both 2003 and 2002, and excluding the impact of currency exchange rates, net sales would have declined at BI-LO by EUR 36 million, or 1.3%, or in 2003 compared to 2002.

Operating income in the U.S. retail trade business amounted to EUR 1.1 billion in 2003, a decrease of EUR 257 million, or 18.3% compared to 2002. Excluding the impact of currency exchange rates, operating income would have decreased by EUR 27.5 million, or 2.3%, in 2003 compared to 2002. As a percentage of net sales, operating income was 4.8% in 2003 compared to 5.0% in 2002. Gross profit, as a percentage of net sales, decreased slightly in 2003 compared to 2002. Operating expenses in 2003 were lower than in 2002 as we recognized a charge relating to a goodwill impairment charge of EUR 128 million at our Bruno’s subsidiary in 2002 as a result of a decline in general economic conditions. Excluding this, operating expenses at all of the companies in the U.S. retail trade business in 2003 were affected by higher administrative expenses and pension expenses, as well as continued rising health care costs. Operating expenses, as a percentage of net sales, increased by 0.5% in 2003 compared to 2002.

2002

Net sales in the U.S. retail trade operations increased by EUR 1.9 billion, or 7.4%, to EUR 27.8 billion in 2002 compared to 2001. Net sales were negatively affected by the difference in exchange rates of the US dollar and Euro between 2002 and 2001. Excluding the impact of currency exchange rates, net sales in the U.S. retail trade operations would have increased by EUR 3.2 billion, or 13.1%, in 2002 compared to 2001. Net sales in 2002 were significantly affected by the full-year consolidation of Bruno’s, which was acquired in December 2001. Net sales increase from the consolidation of Bruno’s were approximately EUR 1.8 billion in 2002. Additionally, net sales would have increased in 2002 compared to 2001 as a result of net sales growth at Stop & Shop of 7.9%, and Giant-Carlisle of 12.1%, excluding the impact of currency exchange rates. In the southeastern U.S., we experienced challenges to net sales growth at identical stores and the newly acquired Bruno’s stores mainly due to increased competition and the weakened economy. Excluding the impact of currency exchange rates, identical sales growth for our U.S. retail trade operations in 2002 compared to 2001 would have been 0.9%, and comparable sales growth would have been 1.6%.

Operating income in the U.S. retail trade business decreased by EUR 34 million, or 2.4%, to EUR 1.4 billion in 2002 compared to 2001. Excluding the impact of currency exchange rates, operating income would have increased by EUR 29 million, or 2.1%, in 2002 compared to operating income in 2001. As a percentage of net sales, operating income was 5.0% in 2002 compared to 5.5% in 2001. Gross profit, as a percentage of net sales, increased slightly in 2002 compared to 2001. Operating expenses in 2002 were significantly affected by goodwill impairment charges to Bruno’s which are discussed above. Operating expenses, as a percentage of net sales, increased by 0.6% in 2002 compared to 2001. Higher expenses were offset in part by savings realized as we benefited from shared service initiatives at Tops and Giant-Carlisle and from a full-year of procuring products and services, not intended for resale but used within our own business, through our centralized group, Not For Resale Group.

Retail trade: Stop & Shop

2003

Net sales at Stop & Shop decreased by EUR 1.1 billion, or 11.4%, to EUR 8.9 billion in 2003 compared to 2002. This decrease was due to the weaker US dollar against the Euro. Excluding the impact of currency exchange rates, net sales would have increased by EUR 514 million, or 6.1%, in 2003 compared to 2002. This increase was primarily caused by identical and comparable sales growth of 1.6% and 2.8%, respectively, in 2003 compared to 2002, along with the net sales contribution from 10 new stores opened in 2003 and the full-year contribution of 14 new stores opened during 2002.

Operating income at Stop & Shop remained at the same level of EUR 760 million in 2003 as it was in 2002. Excluding the impact of currency exchange rates, operating income would have increased by EUR 126 million, or 19.8%, in 2003 compared to 2002. As a percentage of net sales, operating income was 8.5% in 2003 compared to 7.6% in 2002. This increase in operating income was caused by several factors, principally improved gross profit and lower operating expense as a percentage of net sales. Excluding the impact of currency exchange rates, gross profit would have increased by EUR 217 million, or 7.7%. Approximately EUR 173 million of the increase in gross profit was due to the increase in net sales, excluding the impact of currency exchange rates. The remaining EUR 44 increase in gross profit was due primarily to increased sales of higher margin products and market improved conditions. Operating expenses increased by EUR 92 million, or 4.2% in 2002 compared to 2001, excluding the impact of currency exchange rates. Operating expenses decreased as a percentage of net sales due to lower administrative

Ahold Annual Report 2003
Operating and Financial Review and Prospects

expenses, as well as improved productivity at the store level. These improvements in 2003 were partly offset by higher rent, depreciation and employee benefits expenses.

2002

Net sales at Stop & Shop increased by EUR 234 million, or 2.4%, to EUR 10.0 billion in 2002 compared to 2001. Excluding the impact of currency exchange rates, net sales would have increased by EUR 735 million, or 7.9%, in 2002 compared to 2001. Excluding the impact of currency exchange rates, identical sales and comparable sales would have increased by 2.3% and 3.4%, respectively, in 2002 compared to 2001. Net sales increased and market share grew despite weakened economic conditions and a highly competitive retail environment. Net sales were positively affected by the opening of 22 new and replacement stores during 2002. Additionally, net sales benefited from the full-year consolidation of 36 Grand Union stores, which we acquired in March 2001.

Operating income at Stop & Shop increased by EUR 134 million, or 21.4%, to EUR 760 million in 2002 compared to 2001. Excluding the impact of currency exchange rates, operating income would have increased by EUR 166 million, or 28.0%, in 2002 compared to 2001. As a percentage of net sales, operating income was 7.6% in 2002 compared to 6.4% in 2001. The increase in operating income was due in part to net sales increase that was greater than the operating expense increase as a result of economies of scale, along with gross profit improvements of 0.8%, as a percentage of net sales. Operating expenses decreased, as a percentage of net sales, due to efficiencies achieved from the integration of the Edwards stores transferred from Giant-Carlisle and consolidated into Stop & Shop as of 2001 and the integration of Grand Union stores, which we acquired in March 2001. Previously, the Edwards division operated as part of Giant-Carlisle but was strategically realigned to operate under the management of Stop & Shop.

Retail trade: Giant-Landover

2003

Net sales at Giant-Landover decreased by EUR 885 million, or 15.8%, to EUR 4.7 billion in 2003 compared to 2002. Excluding the impact of currency exchange rates, net sales would have increased by EUR 44 million, or 0.9%, in 2003 compared to 2002. This increase was primarily caused by the opening in 2003 of nine new stores and one replacement store, along with the full-year net sales impact of eight new and replacement stores opened during 2002. Excluding the impact of currency exchange rates, identical sales would have declined by 1.9%, and comparable sales would have declined by 1.1%, in 2003 compared to 2002, reflecting our continued struggle with intense competition and increased competition from alternative formats in the trade area.

Operating income at Giant-Landover decreased by EUR 137 million, or 33.7%, to EUR 270 million in 2003 compared to 2002. Excluding the impact of currency exchange rates, operating income would have decreased by EUR 71 million, or 20.8%, in 2003 compared to 2002. As a percentage of net sales, operating income was 5.7% in 2003 compared to 7.3% in 2002. This decrease was primarily caused by a decline in gross profit of EUR 31 million, or 0.9%, as a percentage of net sales, and an increase in wages of EUR 24 million, excluding the impact of currency exchange rates. The decline in gross profit was due to increased promotional activity and reduced prices in response to competition. Wages increased as a result of renegotiations of union contracts in 2003, along with an increase in the costs of pension and medical benefits.

2002

Giant-Landover net sales decreased by EUR 100 million, or 1.8%, to EUR 5.6 billion in 2002 compared to 2001. Excluding the impact of currency exchange rates, net sales would have increased by EUR 185 million, or 3.4%, in 2002 compared to 2001. Excluding the impact of currency exchange rates, identical sales and comparable sales would have increased by 2.7% and 3.2%, respectively, in 2002 compared to 2001. Net sales were positively impacted by the opening of eight new and replacement stores during 2002. However, as discussed above, net sales were negatively affected by the weakened economy in the U.S., along with increased competition within the Giant-Landover trading area, particularly from the new store growth of traditional supermarket competitors.

Operating income at Giant-Landover increased by EUR 25 million, or 6.5%, to EUR 407 million, in 2002 compared to 2001. Excluding the impact of currency exchange rates, operating income would have increased by EUR 45 million, or 12.4%, in 2002 compared to 2001. As a percentage of net sales, operating income was 7.2% in 2002 compared to 6.7% in 2001. Operating income increased in 2002, in spite of a decline in net sales, mainly as a result of a slight improvement in gross profit margin of 0.5% due to Giant-Landover selling a more profitable mix of products and benefiting from an increase in vendor allowances for promotional activity.

Ahold Annual Report 2003
Operating and Financial Review and Prospects

Retail trade: other U.S.

The following table sets forth the net sales for our segment that covers other retail trade operations in the U.S. for 2003, 2002 and 2001. Net sales for 2001 include Bruno’s results from December 2001.

	2003		2002		2001
(in EUR millions, except percentages)	Euro	Change (%)	Euro	Change (%)	Euro
Giant-Carlisle	2,641	(10.1)	2,940	6.4	2,762
BI-LO1	3,126	(18.4)	3,833	(5.0)	4,035
Bruno’s	1,573	(20.3)	1,974	1,558.8	119
Tops	2,779	(16.0)	3,309	(1.8)	3,370
Peapod	126	2.4	123	12.8	109

Total Other U.S.	10,245	(15.9)	12,179	17.2	10,395

[1]	In October 2003, we completed our sale of Golden Gallon, which was part of our BI-LO operations and consisted of 138 fuel and merchandise stores.

2003

Net sales in our segment for other retail trade operations in the U.S. decreased by EUR 1.9 billion, or 15.9%, to EUR 10.2 billion in 2003 compared to 2002. Excluding the impact of currency exchange rates, net sales would have increased by EUR 76.8 million, or 0.8%, in 2003 compared to 2002. Identical sales, excluding the impact of currency exchange rates would have declined by 0.3% and comparable sales would have been relatively flat in 2003 compared to 2002. Excluding the impact of currency exchange rates, strong sales increases at Giant-Carlisle and Peapod were offset by a decline in net sales at BI-LO and Bruno’s, where we continued to struggle with intense competition from new competitor store openings and aggressive promotions activities by competitors. The sale of Golden Gallon in October 2003 also negatively affected our net sales. Tops had only slight increases in net sales, excluding the impact of currency exchange rates, in 2003 compared to 2002.

Operating income in other retail trade operations in the U.S. decreased by EUR 120 million, or 50.8%, to EUR 116 million in 2003 compared to 2002. Excluding the impact of currency exchange rates, operating income would have decreased by EUR 83 million, or 41.7%, in 2003 compared to 2002. As a percentage of net sales, operating income was 1.1% in 2003 compared to 1.9% in 2002. This decrease in operating income was caused by a variety of factors. Most significantly, operating income declined by EUR 67 million at Tops, excluding the impact of currency exchange rates. Gross profit margins at Tops declined by 1.5% excluding the impact of currency exchange rates as a result of our focus on becoming more competitive within the marketplace. Additionally, Tops incurred a fixed asset impairment charge of EUR 23 million and other losses in the amount of approximately EUR 15 million, primarily relating to real estate. At Bruno’s, we incurred a write-off of goodwill in 2002 that was determined to be impaired in the amount of EUR 128 million. Excluding the effects of this impairment write-off, operating income decreased at Bruno’s in 2003 primarily as a result of lower net sales. At BI-LO we incurred a charge of EUR 24 million relating to the reversal of Golden Gallon goodwill, which was previously deducted from equity but which, under Dutch GAAP, is required to be reclassified on a pro-rata basis, to the statement of operations if the subsidiary is sold within six years of the initial acquisition. Operating income at Giant-Carlisle increased slightly in 2003, excluding the impact of currency exchange rates.

2002

Net sales in other retail trade operations in the U.S. increased by EUR 1.8 billion, or 17.2%, to EUR 12.2 billion in 2002 compared to 2001. Excluding the impact of currency exchange rates, net sales would have increased by EUR 2.3 billion, or 23.4%, in 2002 compared to 2001. Excluding the impact of currency exchange rates, identical and comparable sales would have declined by 1.1% and 0.2%, respectively, in 2002 compared to 2001, primarily due to a decline of identical and comparable sales at BI-LO. The full-year consolidation of Bruno’s, which was consolidated in December 2001, positively impacted net sales by EUR 1.8 billion in 2002. Additionally, we had strong net sales performance at Giant-Carlisle, largely attributable to the full-year consolidation of five Laneco stores that we acquired in 2001, along with the opening of nine new and replacement stores. At Tops, net sales declined slightly in 2002 compared to 2001. We responded at Tops to the weakened economy with increased promotional activity in order to maintain our position in the markets we serve. At Tops, net sales were also affected by the full-year consolidation of 20 Grand Union stores, which we acquired in March 2001 and the opening of 11 new and replacement stores. Excluding the impact of currency exchange rates, net sales at Tops and Giant-Carlisle would have increased by EUR 425 million, or 7.3%, in 2002 compared to 2001. In the southeastern U.S., BI-LO’s net sales decreased by 5.3% in 2002 compared to 2001. Excluding the impact of currency exchange rates, BI-LO’s net sales remained stable in 2002 compared to 2001. In 2002, BI-LO, along with Bruno’s, experienced a particularly difficult trading environment due to high unemployment within its trading areas, along with an influx of new and expanded competition, including large discount super-centers. Net sales results at BI-LO in 2002 reflected the opening of 17 new and replacement stores, the closing of 22 unprofitable stores and the full-year impact of acquiring six

Ahold Annual Report 2003
Operating and Financial Review and Prospects

Harris Teeter stores, which were acquired in 2001. Bruno’s opened five new and replacement stores in 2002.

Operating income in other retail trade operations in the U.S. decreased by EUR 193 million, or 45.0%, to EUR 236 million in 2002 compared to 2001. As a percentage of net sales, operating income decreased from 4.1% in 2001 to 1.9% in 2002. Operating income was negatively affected by relatively flat gross profit margins and an increase in operating expenses. The flat gross profit margins resulted from our continued investment in customer promotions due to the weakened economy and increased competitive pressures, particularly in the southeastern region of the U.S. and in the markets served by Tops. The increase in operating expenses in 2002 was mainly caused by a EUR 128 million goodwill impairment charge related to Bruno’s supermarkets. Additionally, operating expenses increased due to integration costs relating to the merger of administrative functions at Tops and Giant-Carlisle in 2002 and the integration of Bruno’s operations, which we acquired in December 2001. Currency exchange rates did not have a significant effect on operating income in 2002 compared to 2001.

Retail trade: Europe

The following table sets out, for the periods indicated, net sales and store counts, for the retail trade businesses of our consolidated subsidiaries in Europe. For additional information about our unconsolidated joint ventures and equity investees, please see “Unconsolidated Joint Ventures and Equity Investees” below.

	As of and for the year-ended
	2003			2002			2001
	Net sales (in EUR millions)	Store count	Average sales area[1] x 1,000 m2	Net sales (in EUR millions)	Store count	Average sales area[1] x 1,000 m2	Net sales (in EUR millions)	Store count	Average sales area[1] x 1,000 m2
The Netherlands
Albert Heijn company stores	4,614	493	596	4,737	489	584	4,548	479	578
Albert Heijn franchise stores	991	212	202	966	217	202	861	207	195
Etos B.V.[2]	353	423	89	367	490	89	358	496	87
Gall & Gall B.V.	226	494	39	231	489	41	221	493	42
Schuitema company stores[3]	677	91	1	644	93	1	677	104	1
Schuitema associated stores[3,4]	2,393	387	413	2,227	394	419	2,071	411	431
Other[5]	20	0	19	44	142	31	67	143	32
Central Europe	1,580	428	638	1,555	409	625	1,343	370	495
Spain[6]	2,074	616	537	2,047	628	544	1,993	623	532

Total Consolidated Europe	12,928	3,144	2,534	12,818	3,351	2,536	12,139	3,326	2,393

[1]	We have presented certain sales area data in the tables in this annual report in terms of square meters. Square meters may be converted to square feet by multiplying the number of square meters by 10.75 and square feet may be converted to square meters by multiplying the number of square feet by 0.093.

[2]	The information for 2003 includes 65 stores operated by De Tuinen, which was divested in May 2003. The information for 2002 and 2001 includes 65 and 70 De Tuinen stores, respectively.

[3]	This subsidiary is 73.2%-owned by us.

[4]	Consists of sales by Schuitema to associated stores.

[5]	We divested Jamin in June 2003 (128 stores).

[6]	In November 2003, we announced our intention to divest our operations in Spain.

Ahold Annual Report 2003
Operating and Financial Review and Prospects

2003

Net sales in the Europe retail trade business in 2003 amounted to EUR 12.9 billion, an increase of EUR 110 million, or 0.9%, compared to 2002. Excluding the impact of currency exchange rate in Central Europe, the increase in net sales in the Europe retail trade business would have been EUR 216 million, or 1.7%. This increase was primarily due to net sales growth at Schuitema and in Central Europe and Spain. The increase in net sales was partially offset by lower net sales at Albert Heijn as discussed in more detail below under “Retail Trade: Albert Heijn”. Net sales at Schuitema increased in 2003 compared to 2002 due to the positive sales development at franchise stores and stores owned by Schuitema. The net sales growth in Central Europe in 2003 was caused by the opening of new stores, although such net sales growth was offset in part by the impact of currency exchange rates. In Spain, where we experienced a difficult market and strong competition, net sales grew modestly. Net sales in Spain were not materially affected by the closure of some stores at the end of 2003.

Operating income in the Europe retail trade business in 2003 amounted to EUR 188 million compared to an operating loss of EUR 654 million in 2002. As a percentage of net sales, operating income was 1.5% in 2003. Operating income was higher in 2003 than in 2002 because of higher operating expenses in 2002 due to goodwill impairment charges of EUR 882 million relating to Ahold Supermercados in Spain, as well as impairment charges totaling EUR 67 million related mostly to other long-lived asset impairments in the Czech Republic, Poland and Spain. The significant impairment write-down at Ahold Supermercados in Spain in 2002 was caused by economic conditions, in combination with our difficulties in integrating this acquisition. Operating income in 2003 was negatively affected by a EUR 61 million decline in operating income at Albert Heijn and high operating expenses in other Europe retail trade business as discussed below. Gross profit, as a percentage of net sales, decreased by EUR 94 million, or 0.9%, in 2003 compared to 2002. Gross profit decreased in 2003 compared to 2002 due to lower gross profit margins at Albert Heijn as a result of the price repositioning strategy that became effective October 20, 2003, which was partly offset by improved gross profit at Schuitema. Operating expenses excluding goodwill impairment, as a percentage of net sales, decreased slightly in 2003 compared to 2002. Operating expenses in 2003 were negatively affected by asset impairments in Spain and at Schuitema of EUR 20 million and EUR 12 million, respectively, and a restructuring provision of EUR 17 million at Albert Heijn described below under “Retail Trade: Albert Heijn”.

2002

Net sales in the European retail trade business increased by EUR 679 million, or 5.6%, to EUR 12.8 billion in 2002 compared to 2001. The increase occurred despite the economic recession in Central Europe in 2002, particularly in Poland, where unemployment was high, depressed the purchasing ability of our customers. Particularly in The Netherlands, Albert Heijn and Schuitema performed strongly in 2002. Within The Netherlands and Spain, the introduction of Euro notes and coins in January 2002 contributed to annual rates of inflation of 3.6% and 3.5%, respectively, in 2002, which positively affected our net sales in these countries. Additionally, we experienced identical net sales growth at Albert Heijn and net sales growth in Central Europe as a result of the opening of new stores.

Operating loss in the European retail trade business in 2002 was EUR 654 million compared to operating income of EUR 288 million in 2001. Gross profit, as a percentage of net sales, increased by EUR 134 million, or 0.1%, in 2002 compared to 2001. Operating expenses excluding goodwill impairment, as a percentage of net sales, increased slightly in 2002 compared to 2001. Gross profit remained almost at the same level due to, on the one hand, centralized purchasing in Europe and, on the other hand, an increase in promotional activities. Operating expenses increased significantly compared to 2001. Operating expenses were most significantly affected by the significant goodwill impairment charges relating to Ahold Supermercados in Spain, as well as other long-lived asset impairment charges described above.

Retail trade: Albert Heijn

2003

Net sales at Albert Heijn in 2003 amounted to EUR 5.6 billion, a decrease of EUR 97 million, or 1.7%, compared to 2002. Identical sales and comparable sales at Albert Heijn declined by 2.7% and 2.9%, respectively, in 2003 compared to 2002. This decline was primarily due to lower consumer spending and a negative market sentiment towards Albert Heijn mainly due to its perceived high price level. As a result, Albert Heijn implemented a price repositioning strategy that became effective October 20, 2003. The Albert Heijn strategy emphasizes the offering of service, quality and product assortment at a fair price. The new strategy resulted in an almost immediate reversal of the negative trend in market share during the previous quarters of 2003.

Operating income at Albert Heijn decreased by EUR 61 million, or 23%, to EUR 201 million in 2003 compared to 2002. As a percentage of net sales, operating income decreased to 3.6% in 2003 from 4.6% in 2002. Operating income was negatively affected by the lower net sales primarily in the first three quarters of 2003. Gross profit margin decreased at Albert Heijn as a result of aforementioned pressure on sales and the price repositioning. Gross profit as a percentage of net sales decreased by EUR 113 million, or 1.6%, in 2003 compared to 2002. Operating expenses improved in 2003 compared to 2002, but this was partly offset by a restructuring provision (EUR 17 million). The restructuring provision relates to the restructuring of Albert Heijn’s head office and warehouse and distribution operations, including the reduction of a total of 440 positions at its corporate office and logistics and

Ahold Annual Report 2003
Operating and Financial Review and Prospects

distribution unit, which was announced in September 2003 and is expected to be completed by December 31, 2004. There was no impairment or amortization of goodwill at Albert Heijn in 2003 or 2002.

2002

Net sales at Albert Heijn increased by EUR 294 million, or 5.4%, to EUR 5.7 billion, in 2002 compared to 2001. The increase in net sales in 2002 was mainly due to inflation (EUR 195 million), along with the opening of two Albert Heijn XL extra-large stores and 20 “AH to go” convenience stores which were new formats we introduced in 2002. For 2002, identical sales and comparable sales at Albert Heijn increased by 4.5% and 4.3%, respectively, compared to 2001. These increases were caused by higher net sales per customer.

Operating income at Albert Heijn increased by EUR 15 million, or 6.1%, to EUR 262 million in 2002 compared to 2001. As a percentage of net sales, operating income remained constant at 4.6%. Gross profit margin improved slightly due to increased net sales. Operating income was negatively affected by an increase in operating expenses, in large part because of increased pension plan costs. Gross profit, as a percentage of net sales, decreased by 0.3%, in 2002 compared to 2001. Operating expenses, as a percentage of net sales did not change in 2002 compared to 2001. There was no impairment or amortization of goodwill at Albert Heijn in 2002 or 2001.

Retail trade: other Europe

The following table sets forth the net sales for our other segment that covers retail trade operations in Europe for 2003, 2002 and 2001:

	2003		2002		2001
(in EUR millions, except percentages)	Euro	Change (%)	Change Euro	(%)	Euro
Schuitema	3,070	6.9	2,871	4.5	2,748
The Netherlands other	598	(6.9)	642	(0.6)	646
Central Europe	1,580	1.6	1,555	15.8	1,343
Spain	2,074	1.3	2,047	2.7	1,993

Total Other Europe	7,322	2.9	7,115	5.7	6,730

2003

Net sales in our segment for other Europe retail trade business in 2003 amounted to EUR 7.3 billion, an increase of EUR 207 million, or 2.9%, compared to 2002. Excluding the impact of currency exchange rates, net sales would have increased by EUR 314 million, or 4.5%, in 2003 compared to 2002. This increase was primarily due to strong net sales growth at Schuitema of EUR 199 million in 2003 compared to 2002 and an increase in net sales in Central Europe of EUR 25 million, or 1.6%, and Spain of EUR 27 million, or 1.3%, in 2003 compared to 2002. The increase in net sales was marginally offset as a result of the disposals of our specialty stores (Jamin and De Tuinen) in The Netherlands, which were completed in the second quarter of 2003. In Central Europe and Spain, net sales increased mainly due to the opening of new stores. Net sales in Central Europe, however, were negatively impacted by currency exchange rates, deflation and the sale of two hypermarkets in Poland. Net sales in Spain also increased due to net sales increases at stores on the mainland which were partly offset by lower net sales at stores in The Canary Islands due to the continuing decrease in tourism and new stores opened by competitors. Net sales were not materially affected by store closings in mainland Spain at the end of 2003.

We incurred an operating loss for other Europe retail trade business of EUR 13 million in 2003, compared to an operating loss of EUR 916 million in 2002. The operating loss in 2003 was due to high operating expenses, including asset impairment charges of EUR 20 million in Spain and EUR 12 million at Schuitema. We recorded goodwill impairment charges of EUR 3 million in 2003 with respect to Spain. As discussed above, our operating loss in 2002 was primarily due to goodwill impairment charges of EUR 882 million relating to Spain. Gross profit increased by EUR 19 million in 2003 compared to 2002, however, as a result of higher sales in 2003, gross profit, as a percentage of net sales, decreased by 0.3% in 2003 compared to 2002. Operating expenses, as a percentage of net sales, increased slightly in 2003 compared to 2002. Schuitema’s gross profit improved in 2003 due to higher net sales. Gross profit for Central Europe and Spain was generally flat because the impact of higher net sales was offset by lower gross profit margin, which was affected mainly by price competition in Spain, and costs related to the expansion of warehouse and distribution operations in 2003, including the cost of new distribution centers in Central Europe and Spain. In addition to the impact of impairment charges, operating expenses increased as a result of the addition of new stores in Central Europe and the costs associated with the sale of two hypermarkets in Poland. In 2003, we established a Central European office called Ahold Central Europe to combine the logistics, buying, computer support and various other administrative functions for the operations

Ahold Annual Report 2003
Operating and Financial Review and Prospects

in the Czech Republic, Slovakia and Poland. The office is intended to reduce administrative expenses in the future. In 2003, we realized the initial benefits of combined administrative functions in Central Europe. However, operating expenses in Central Europe increased in 2003 compared to 2002 mainly due to the store openings. The divestment of Jamin and De Tuinen had a marginal effect on the operating income in the Europe retail trade business.

2002

Despite the weak economic conditions, our net sales in Europe, excluding Albert Heijn, increased by EUR 385 million, or 5.7%, to EUR 7.1 billion in 2002 compared to 2001, reflecting primarily net sales growth at identical stores at Schuitema in The Netherlands. In Spain and in Central Europe, net sales also increased due to new store openings. Our expansion in the Slovakian market, where we opened our first store in December 2001, along with the acquisition in September 2002 of five Jumbo hypermarkets in Poland, also contributed to the increase in net sales growth. Net sales from the other specialty retailers in The Netherlands, Gall & Gall, Etos, De Tuinen and Jamin, remained almost flat.

We incurred an operating loss for other Europe retail trade operations of EUR 916 million in 2002, compared to operating income of EUR 41 million in 2001. The operating loss in 2002 was due to a significant increase in operating expenses, primarily relating to impairment charges, which was slightly offset by an improvement in gross profit. Gross profit, as a percentage of net sales, increased by EUR 77 million, or 0.1%, in 2002 compared to 2001. Operating expenses excluding goodwill impairment, as a percentage of net sales, increased moderately in 2002 compared to 2001. Gross profit in our other Europe retail trade segment was positively affected by inflation, which increased net sales in Spain and The Netherlands. As discussed above, operating expenses increased significantly primarily due to goodwill impairment charges of EUR 882 million relating to Ahold Supermercados in Spain, as well as EUR 67 million of asset impairments other than goodwill impairments mainly relating to the Czech Republic, Poland and Spain. Additionally, in Spain, we continued to incur expenses related to the integration of Superdiplo, the closing of several stores and start-up costs with respect to the opening of several stores. We also incurred expenses relating to start-up costs for our operations in Slovakia. At Schuitema, operating expenses decreased slightly, as a percentage of net sales, due to improved efficiency resulting from further integration of the A&P stores that were acquired in September 2000.

Retail trade: South America

The following table sets forth net sales and store count for the retail trade businesses of our consolidated subsidiaries in South America for 2003, 2002 and 2001. For additional information about our unconsolidated joint ventures and equity investees, please see “Unconsolidated Joint Ventures and Equity Investees” below.

	As of and for the year-ended
	2003			2002			2001
	Net sales (in EUR millions)	Store count	Average sales area[1] x 1,000 m2	Net sales (in EUR millions)	Store count	Average sales area[1] x 1,000 m2	Net sales (in EUR millions)	Store count	Average sales area[1] x 1,000 m2
Brazil
Bompreço	843	118	326	1,028	119	324	1,274	110	312
G. Barbosa[2]	228	32	60	256	32	60	—	—
Argentina
Disco[3]	708	236	291	511	237	300	—	—
Chile, Peru and Paraguay
Santa Isabel[4]	439	—	—	348	119	171	—	—

Total South America	2,218	386	677	2,143	507	855	1,274	110	312

[1]	We have presented certain sales area data in the tables in this annual report in terms of square meters. Square meters may be converted to square feet by multiplying the number of square meters by 10.75 and square feet may be converted to square meters by multiplying the number of square feet by 0.093.

[2]	Consolidated beginning in the first quarter of 2002.

[3]	Consolidated beginning in the second quarter of 2002.

[4]	Consolidated beginning in the third quarter of 2002. Our Chilean operations were divested in July 2003, our Paraguayan operations were divested in September 2003 and our Peruvian operations were divested in December 2003.

Ahold Annual Report 2003
Operating and Financial Review and Prospects

We acquired a 50% interest in Bompreço in December 1996. In June 2000, we acquired 100% of Bompreço and it has been consolidated in our financial statements beginning in the third quarter of 2000. G. Barbosa was acquired in January 2002 and has been consolidated since that date in our financial statements. In March 2004, we completed the sale of Bompreço in Brazil and sold our Brazilian credit card operation Hipercard. We have also previously announced plans to sell G. Barbosa in Brazil, which we expect to complete by the end of 2004.

In January 1998, we acquired a 50% interest in DAIH, which in turn owned at the time 50.35% of Disco and 36.96% of Santa Isabel. Over time, our interests in Disco and Santa Isabel grew directly and indirectly through DAIH. In the second quarter of 2002, we began consolidating Disco in our financial statements as a result of our acquiring directly shares of Disco in consideration for capitalizing intercompany loans we had directly made to Disco. In the third quarter of 2002, we began consolidating Santa Isabel and DAIH in our financial statements, as a result of acquiring additional shares of DAIH. Prior to the second quarter of 2002, Disco, and prior to the third quarter of 2002, Santa Isabel and DAIH, were accounted for using the equity method, with our share of the income or loss of such companies included in our consolidated statements of operations under “Share in income (loss) of joint ventures and equity investees.” For additional information about our acquisition of the DAIH shares, please see “Significant Factors Affecting Results of Operations in 2003 and 2002 – Loss on Related Party Default Guarantee” above and Note 9 to our consolidated financial statements included in this annual report.

We completed the divestments of Santa Isabel’s operations in Chile, Paraguay and Peru in July, September and December 2003, respectively. For additional information on these divestments, please see “Strategy – Restoring our Financial Health.” In April 2003, we announced our intention to divest G. Barbosa. In March 2004, we reached an agreement for the sale of our controlling stake in Disco, subject to certain closing conditions including obtaining local anti-trust approval and the absence of any legal obstacles to consummate the sales which we expect to complete by the end of 2004.

Set forth below is a discussion of the results of operations of our South America retail trade segment for 2003 compared to 2002 and 2002 compared to 2001.

2003

Net sales in the South America retail trade segment amounted to EUR 2.2 billion in 2003, an increase of 3.5% compared to 2002. This increase was mainly due to the full-year consolidation of Disco in 2003 compared to 2002 in which it was consolidated only beginning in the second quarter. This increase was partially offset by our divestment of Santa Isabel’s Chilean operations and, to a lesser extent, Paraguayan and Peruvian operations in July, September and December 2003, respectively. Santa Isabel began to be consolidated in the third quarter of 2002.

Net sales at Bompreço decreased by EUR 185 million, or 18.0%, to EUR 843 million in 2003 compared to 2002. Net sales at G. Barbosa decreased by EUR 28 million, or 10.9%, to EUR 228 million in 2003 compared to 2002. The decline in net sales at Bompreço and G. Barbosa was primarily due to the currency impact of a lower exchange rate of the Brazilian Real against the Euro. Excluding the impact of currency exchange rates, net sales growth in 2003 at Bompreço would have remained flat compared to 2002 and net sales at G. Barbosa would have increased 11.9% primarily due to sales growth as a result of inflation and its successful low price format.

Net sales at Disco that were consolidated in the results of our South America retail trade segment increased by EUR 197 million, or 38.6%, to EUR 708 million in 2003 compared to 2002. This increase was primarily due to the full-year consolidation of Disco in 2003. Net sales for the full 2003 at Disco decreased by EUR 54 million, or 7%, compared to full 2002, primarily due to the impact of the devaluation of the Argentine peso against the Euro. Net sales in local currency increased by 5%, mainly due to inflation.

Net sales at Santa Isabel that were consolidated in the results of our South America retail trade segment increased by EUR 91 million, or 26.1%, to EUR 439 million in 2003 compared to 2002. However, the comparison between Santa Isabel’s results in 2003 and 2002 may not be meaningful because of the effects of its part-year consolidation in 2002 and the divestments of its operations in Chile, Paraguay and Peru over the course of the last two quarters of 2003.

The operating loss in the South America retail trade segment in 2003 amounted to EUR 166 million, a decrease of 40.3% compared to 2002. The decrease in the operating loss was primarily caused by the significant decrease in charges recorded in 2003 compared to 2002. The operating loss in 2003 included a loss on divestments of EUR 90 million related to the divestments of our Santa Isabel operations in Chile, as well as a goodwill impairment charge of EUR 42 million related to the divestments of our South American operations. The operating loss in 2002 included goodwill impairment charges of EUR 199 and EUR 54 million with respect to DAIH and our Brazilian operations, respectively, as discussed in the 2002 discussion below. The decrease in operating loss in 2003 compared to 2002 was partially offset by pressures on gross margins due to the continued economic depression in South America and vendors’ and competitors’ reaction to the announcements of our divestments in that region. The operating loss in 2003 was also negatively affected by the longer periods of consolidations compared to the prior year of Disco and Santa Isabel, both of which reported losses in that year as discussed further below.

Operating income in our Brazilian operations declined in 2003 compared to 2002 primarily as a result of the currency impact of a lower exchange rate of the Brazilian Real against the Euro. As discussed above, operating income in our Brazilian operations included a goodwill impairment charge of EUR 42 million in 2003, compared to the goodwill impairment charge of EUR 54

Ahold Annual Report 2003
Operating and Financial Review and Prospects

million in 2002. Excluding the impact of currency exchange rates, operating income at G. Barbosa and Hipercard would have increased in 2003 compared to 2002 due to higher net sales and improved operating performance. Excluding the impact of currency exchange rates, however, operating income at Bompreço would still have decreased in 2003 compared to 2002 due to pressures on gross margins as a result of the pricing strategy implemented in 2002 and vendors’ and competitors’ reaction to the announcements of our divestments in South America, as discussed above.

Operating loss at Disco that was consolidated in the results of our South America retail trade segment increased in 2003 compared to 2002 due to the full-year consolidation of Disco in 2003 compared to 2002 in which it was consolidated only beginning in the second quarter. Operating loss for the full 2003 increased compared to full 2002, primarily as a result of the continuing economic difficulties in Argentina in 2003, which continued to put pressures on our pricing and gross margins, as well as a EUR 14 million impairment charge of tangible fixed assets due to the economic situation in Argentina and uncertainty about the future of our Argentine operations. Prior to its consolidation, Disco had recorded positive operating income in the first quarter of 2002, primarily due to an improvement in gross margins as a result of high inflation in that quarter.

Operating loss at Santa Isabel that was consolidated in the results of our South America retail trade segment decreased in 2003 compared to 2002. As discussed above, the comparison between Santa Isabel’s results in 2003 and 2002 may not be meaningful because of the effects of its part-year consolidation in 2002 and the divestments of its operations over the course of the last two quarters of 2003.

2002

Consolidated net sales in our South America retail trade segment increased by EUR 869 million, or 68.2%, to EUR 2.1 billion in 2002 compared to 2001. The increase in net sales was primarily attributable to the consolidation of G. Barbosa, and the part-year consolidation of Disco, Santa Isabel and DAIH in 2002, as discussed above. Net sales at Bompreço decreased by EUR 246 million, or 19.3%, to EUR 1.0 billion in 2002 compared to 2001. Excluding the impact of currency exchange rates, net sales at Bompreço would have increased by EUR 45 million, or 4.6%, in 2002 compared to 2001. In 2002, the inflation rate in Brazil was approximately 16%. Bompreço’s net sales in 2002 were negatively affected by the economic recession and the energy crisis in Brazil.

The South America retail trade segment incurred an operating loss of EUR 278 million in 2002 compared to operating income of EUR 56 million in 2001. The 2002 operating loss was primarily caused by the consolidation of Disco from the second quarter of 2002 and Santa Isabel and DAIH from the third quarter of 2002. DAIH incurred substantial operating losses in 2002, as more fully discussed below. Such operating losses included a EUR 199 million goodwill impairment charge with respect to DAIH’s investment in Disco and Santa Isabel. The economic crisis in Argentina, and to a lesser extent in Chile, resulted in a revised expectation of the future cash flows of each of these operations. In addition, the offers we received from potential buyers for our operations were taken into consideration in the impairment analysis. The 2002 operating loss for the South America retail trade segment also included a EUR 54 million goodwill impairment charge with respect to Bompreço and G. Barbosa. This impairment was triggered by the lower-than-expected operating performance of these operations.

In addition, the 2002 operating loss included a charge of EUR 10 million in 2002 relating to severance charges for the termination of employees as a result of the reorganization of operations in our South America retail trade segment. For additional information, please see Note 22 to our consolidated financial statements included in this annual report.

Operating income at Bompreço declined in 2002 compared to 2001, primarily as a result of the devaluation of the Brazilian Real and the economic slowdown in Brazil as described above. In addition, Bompreço’s gross profit decreased, mainly due to the implementation of a new pricing strategy, which resulted in lower prices. We implemented several cost reduction initiatives in Brazil in 2002.

For a discussion of our share of income (loss) of Disco and Santa Isabel in 2002 compared to 2001, please see “Share in Income (Loss) of Joint Ventures and Equity Investees” below.

Retail trade: Asia Pacific

The following table sets forth the net sales and store count, for the retail trade businesses of our consolidated subsidiaries in Asia Pacific for 2003, 2002 and 2001.

	As of and for the year-ended
	2003			2002			2001
	Net sales (in EUR millions)	Store count	Average sales area[1] x 1,000 m2	Net sales (in EUR millions)	Store count	Average sales area[1] x 1,000 m2	Net sales (in EUR millions)	Store count	Average sales area[1] x 1,000 m2
Malaysia[2]	36	—	—	85	40	47	88	39	45
Thailand	313	47	116	336	49	123	285	44	116
Indonesia[2]	15	—	—	37	24	25	27	21	21

Total Asia Pacific	364	47	116	458	113	195	400	104	182

[1]	We have presented certain sales area data in the tables in this annual report in terms of square meters. Square meters may be converted to square feet by multiplying the number of square meters by 10.75 and square feet may be converted to square meters by multiplying the number of square feet by 0.093.

[2]	Divested in the third quarter of 2003.

Ahold Annual Report 2003
Operating and Financial Review and Prospects

In the third quarter of 2003, we completed the divestment of our operations in Malaysia and Indonesia. For additional information on these divestments, please see “Strategy – Restoring our Financial Health.” The results of our operations in Malaysia and Indonesia are included in the Asia Pacific retail trade segment’s results until the date of their respective divestment.

We completed the divestment of our Thailand operations in March 2004. With the completion of this divestment, we have completed our withdrawal from Asia Pacific.

2003

Net sales in the Asia Pacific retail trade segment in 2003 amounted to EUR 364 million, a decrease of 20.5% compared to 2002. This decrease was primarily due to the disposal of our operations in Malaysia and Indonesia completed in September 2003 and a decline in net sales in Thailand due to a currency exchange rate impact of a lower exchange rate of the Thai Baht compared to the Euro. Excluding the impact of currency exchange rates, net sales in our Thailand operations would have increased by EUR 21 million, or 7.1%, in 2003 compared to net sales in 2002, primarily as a result of full-year sales of new stores, partially offset by the closing of unprofitable stores.

The operating loss in the Asia Pacific retail trade segment in 2003 amounted to EUR 62 million, an increase of 87.9% compared to 2002. The increase in operating loss was primarily due to a loss on divestments of EUR 45 million related to the divestment of our Malaysian operations in 2003. For additional information about this loss on divestments, please see “Significant Factors Affecting Results of Operations in 2003 and 2002 – Impact of Divestments.” The increase in operating loss in 2003 compared to 2002 was partially offset by the divestments of our Malaysian and Indonesian operations, both of which reported operating losses in 2003, as well as by the performance improvement in Thailand.

2002

Net sales in the Asia Pacific retail trade segment increased by EUR 58 million, or 14.6%, to EUR 458 million in 2002 compared to 2001. Economic developments differed among countries in the Asia Pacific retail trade segment, but, overall, development was positive compared to the prior year. The net sales growth in the Asia Pacific retail trade segment came primarily from Thailand, which started wholesale activities in the second half of 2001.

Retail activities in Thailand, which constituted approximately 73% of our retail sales in the Asia Pacific segment in 2002, experienced stagnation in terms of net sales caused by strong competition in the Bangkok area. Net sales in Thailand increased by EUR 51 million, or 18.0%, to EUR 336 million in 2002 compared to 2001. In 2002, net sales in Malaysia decreased. Results in Malaysia were affected by the closure of unprofitable stores. Our Indonesian operations experienced strong net sales growth due to new store openings and net sales growth at identical stores, but due to the relatively small size of these operations, they only had a limited impact on our results.

Operating loss in the Asia Pacific retail trade segment increased by EUR 13 million, or 65%, to EUR 33 million in 2002 compared to 2001. Gross profit, as a percentage of net sales, decreased in 2002 compared to 2001, primarily due to the launch of wholesale activities in Thailand. In addition, gross profit was negatively affected by lowered prices in response to competitive pressures in the region. Operating expenses increased due to impairment charges with respect to other long-lived assets in Thailand, Malaysia and Indonesia in the aggregate amount of EUR 6 million. In Malaysia, we experienced operating losses as a result of high operating expenses, largely due to high labor costs and high real estate costs. Additionally, we incurred costs in Malaysia relating to the closure of unprofitable stores and the cost of integrating acquisitions completed in prior years. In Thailand, operating expenses were affected by start-up costs relating to the opening of wholesale activities. Indonesian operating expenses were affected by miscellaneous losses on USD-denominated loans and by a provision for retirement benefits.

Foodservice

Foodservice: U.S.

2003

Our foodservice segment in the U.S. is comprised entirely of USF. Net sales at USF decreased by EUR 2.7 billion, or 14.7%, to EUR 15.8 billion in 2003 compared to 2002. Excluding the impact of currency exchange rates, net sales at USF would have increased by EUR 325 million, or 2.1%, in 2003 compared to 2002. The acquisitions of Allen Foods and the acquisition of certain assets of Lady Baltimore, which were consolidated during the fourth quarter of 2002, contributed more than half of this net sales growth. The growth in net sales, excluding the impact of currency exchange rates, was also partly due to the increase in food price inflation. Net sales in 2003 were negatively affected by a decline in chain sales as a result of the loss of certain chain accounts. Chain sales are typically sales to larger, multi-unit restaurant, healthcare and catering companies. Net sales were lower in the first quarter of 2003 than net sales in each of the subsequent quarters of 2003.

Operating loss at USF in 2003 amounted to EUR 200 million compared to operating income of EUR 160 million in 2002. Excluding the impact of currency exchange rates, operating loss at USF in 2003 would have been decreased by EUR 332 million. This operating loss was primarily caused by a lower gross profit margin and higher operating expenses in 2003 compared to 2002. USF’s gross profit margin as a percentage of net sales excluding the impact of currency exchange rates in 2003 declined by 1.6% compared to 2002. This significant decrease in gross profit margin was primarily caused by a weakening of

Ahold Annual Report 2003
Operating and Financial Review and Prospects

USF’s procurement leverage as vendors raised prices, reduced allowances, shortened payment terms and reduced credit limits in response to our accounting issues that were announced in 2003. For a discussion of USF’s plans to address its procurement arrangements with vendors, please see “Strategy”. Operating expenses in 2003 were higher than in 2002 due to increases in employee benefit costs, increases in accounting and audit consultancy fees in 2003 and obligations incurred in connection with the phase out of USF’s use of value added service providers, or VASPs, that provide varying degrees of support to USF, primarily in the procurement of private label and signature brand products. In December 2003, USF reached settlement with four of the five VASPs and agreed to reimburse the VASPs for some costs resulting from the phase out, including costs associated with employee severance and unavoidable lease commitments.

2002

Net sales at USF increased by EUR 5.0 billion, or 36.5%, to EUR 18.5 billion in 2002 compared to 2001. Excluding the impact of currency exchange rates, net sales at USF would have increased by EUR 5.6 billion, or 43.7%, in 2002 compared to 2001. The acquisition of Alliant, which was consolidated beginning in December 2001, contributed mainly to net sales growth. The impact of these acquisitions on net sales was partly offset by the divestiture of certain assets of a non-strategic line of business included in the Alliant acquisition, the discontinuance of sales to unprofitable customers that were acquired as part of the Alliant acquisition, the loss of sales as a result of consolidation of distribution centers that served overlapping markets and USF’s realignment of customer servicing in the southeastern U.S., which integrated the regional operations of USF, Alliant and PYA/Monarch. Excluding acquisitions, net sales would have decreased slightly in 2002 compared to 2001. The decrease was also caused in part by food price deflation in the foodservice industry in the U.S., which resulted in lower prices being paid by our customers generally, and under our cost plus a percentage mark-up pricing contracts an additional decline in the gross profit margin in dollar terms paid above product costs, all of which negatively affected net sales. The decrease was also caused by several other factors: a decline in tourism and business travel following the September 11, 2001, terrorist attack, which particularly affected USF’s net sales to hospitality customers, along with net sales in specific geographical areas that rely on the tourism industry, including Las Vegas, Washington D.C. and Florida; and currency exchange rate differences, as noted above.

Operating income at USF increased by EUR 108 million, or 207.7%, to EUR 160 million in 2002 compared to 2001 as a result of the acquisitions referred to above. 2001 operating income included a gain relating to the reversal of excess reserves in the amount of EUR 28 million. In 2001, a EUR 111 million restructuring charge was incurred at USF in connection with the Alliant acquisition. As a percentage of net sales, operating income was 0.9% in 2002 compared to 0.4% in 2001. Operating expenses increased in 2002 compared to 2001, reflecting the full-year consolidation of Alliant. Operating expenses also were higher in 2002 as a result of the realignment of customer servicing in the southeastern U.S. among existing USF and newly acquired Alliant divisions which resulted in higher sales commissions and higher transportation costs.

Foodservice: Europe

2003

Our foodservice segment in Europe is comprised entirely of Deli XL, located in The Netherlands and Belgium. Net sales at the Deli XL foodservice operations in 2003 amounted to EUR 839 million, a decrease of 3.8% compared to 2002. This decrease was primarily due to continuing weaknesses in the small hospitality business, cafes and bars and institutional markets.

Operating income at the Deli XL foodservice operations in 2003 amounted to EUR 6 million, a decrease of 25% compared to 2002. Operating income was negatively affected by a EUR 5 million restructuring provision that was recorded in 2003. Excluding the restructuring provision, operating income in 2003 was comparable to 2002. There was no impairment of goodwill for the Deli XL foodservice operations in 2003 or 2002. Under US GAAP, we recorded goodwill impairment charges at Deli XL of EUR 71 million in 2003. For a discussion of the goodwill impairment charge under US GAAP, please see, “ – Results of Operations – Adjustments to Conform to US GAAP – 2003” above.

2002

In 2002, net sales for the Deli XL foodservice operations decreased by EUR 10 million, or 1.1%, to EUR 872 million compared to 2001. The decrease in net sales was largely due to the weakened economy, as part of our customer base in the foodservice business includes sales to small hospitality businesses, cafes and bars and institutions, which were particularly affected by the economic downturn.

Operating income for the Deli XL foodservice operations decreased by EUR 15 million, or 65.2%, to EUR 8 million in 2002 compared to 2001. As a percentage of net sales, operating income was 0.9% in 2002 compared to 2.6% in 2001. In 2002, operating expenses increased, as a percentage of net sales, primarily due to an increase in pension costs in The Netherlands. The increase in pension costs largely resulted from the inclusion of employees of the previously acquired Gastronoom in the pension plan of Ahold Pension Fund beginning in 2002. In addition, pension costs increased because the poor performance of stock markets in 2002 had a negative influence on the investment results of the Ahold Pension Fund, resulting in additional pension charges, pension premiums and payments to the Ahold Pension Fund. The decrease in our operating income for the Deli XL

Ahold Annual Report 2003
Operating and Financial Review and Prospects

foodservice operations in 2002 compared to 2001 was mainly attributable to decreased net sales and higher operating expenses as discussed above. There was no impairment of goodwill for the Deli XL foodservice operations in 2002 or 2001.

Other activities

2003

Other activities include operations of three real estate companies which acquire, develop and manage store locations in Europe and the U.S. and corporate overhead costs of the Ahold parent company. Operating loss in other activities in 2003 amounted to EUR 194 million, against a loss of EUR 367 million in 2002. This improvement is primarily the result of the loss on related party default guarantee recorded in 2002 as a result of the default by VRH on debt that we had guaranteed of EUR 372 million.

The higher corporate costs in the 2003 period were mainly caused by the significant costs incurred in connection with the forensic accounting and legal investigations that have been conducted, ongoing litigation and ongoing government and regulatory investigations, as well as higher audit fees in connection with the audit of our 2002 financial statements, of approximately EUR 130 million. Furthermore, corporate costs in 2003 increased by EUR 45 million as a result of additional additions to our provision for self-insurance.

Gains from the sale of real estate included in the other segment are at the same level in 2003 compared to 2002.

2002

The operating loss for the other activities segment was EUR 367 million in 2002 compared to operating income of EUR 75 million in 2001. As discussed above, the 2002 operating loss was caused by an loss of EUR 372 million that resulted from the default by VRH on certain indebtedness, which resulted in our parent company having to purchase, or cause to be purchased, substantially all of VRH’s shares in DAIH and to repurchase, or cause to be purchased, certain of VRH’s indebtedness. For additional information about the transaction with VRH, please see “Significant Factors Affecting Results of Operations in 2003 and 2002 – Loss on Related Party Default Guarantee” above and Note 9 to our consolidated financial statements included in this annual report.

Share in income (loss) of joint ventures and equity investees

The following table sets out, for the periods indicated, the net sales and store count of our joint ventures in Europe and South America, which were not consolidated for all or part of 2003, 2002 and 2001. In addition, we have a number of equity investees, the primary being Luis Paez.

	As of and for the year-ended
	2003		2002		2001
	Net sales (in EUR millions)	Store count	Net sales (in EUR millions)	Store count	Net sales (in EUR millions)	Store count
ICA[1]	7,893	2,793	7,742	2,937	7,010	2,991
JMR	1,598	217	1,540	198	1,562	198
DAIH[2]	—	—	616	—	2,914	354
CARHCO[3]	1,613	332	1,595	289	712	144

Total Unconsolidated Joint Ventures	11,104	3,342	11,493	3,424	12,198	3,687

[1]	Some of the stores serviced by ICA are retailer-owned.

[2]	Includes DAIH for periods in 2002 and 2001 in which it was not consolidated in our financial statements.

[3]	The results in 2002 and 2001 reflect the results of Paiz Ahold. In January 2002, Paiz Ahold entered into a new joint venture with CSU International, forming CARHCO.

As discussed above, in addition to our consolidated subsidiaries, we also have interests in retail trade operations through our joint ventures. The income or losses generated by our joint ventures are included in our share in income (loss) of joint ventures and equity investees. As of year-end 2003, we had interests in three significant entities that we accounted for as unconsolidated joint ventures. These three joint ventures are ICA, JMR and CARHCO. Paiz Ahold, the 50/50 joint venture between us and the Paiz family, joined with CSU International in January 2002 to form CARHCO. Paiz Ahold owns a 66 2/3% interest in CARHCO.

In our results for 2001, we accounted for DAIH as unconsolidated joint venture for the periods prior to obtaining a majority of the voting power. In the second quarter of 2002, we began consolidating Disco in our financial statements as a result of acquiring a direct equity interest in Disco in consideration for capitalizing intercompany loans we had directly made to Disco. DAIH was accounted for using the equity method of accounting until June 2002. DAIH and Santa Isabel were consolidated as of July 2002 in connection with our purchase of the shares of capital stock of DAIH from our former joint venture partner VRH. For additional information about the transaction with VRH, please see “Significant Factors Affecting Results of Operations in 2003 and 2002 – Loss on Related Party Default Guarantee” above and Note 9 to our consolidated financial statements included in this annual report. For additional information about the changes in consolidation of certain of our current or former joint ventures, please see “Events in 2003” above.

	Significant unconsolidated joint ventures and equity investees
	Date of formation	Consolidated since	Our ownership interest as of fiscal year-end 2003
ICA	April 2000	—	50%
JMR	Jan. 1992	—	49%
Paiz Ahold(1)	Dec. 1999	—	50%
DAIH(2)	Jan. 1998	July 2002	100%
Bompreço	1996	July 2000	100%

[1]	In January 2002, Paiz Ahold formed CARHCO, a new joint venture, with CSU International. Paiz Ahold owns a 66 2/3% interest in CARHCO.

[2]	DAIH is a holding company of Disco and had owned a controlling stake in Santa Isabel until it was sold during 2003. Disco was consolidated since the second quarter of 2002 and Santa Isabel was consolidated since the third quarter of 2002.

Ahold Annual Report 2003
Operating and Financial Review and Prospects

The following table shows our share in income (loss) of joint ventures and equity investees:

	2003		2002		2001
(in EUR millions, except percentages)	Euro	Change (%)	Euro	Change (%)	Euro
ICA, Scandinavia	132	116.4	61	(4.7)	64
JMR, Portugal	24	(31.4)	35	16.6	30
Paiz Ahold, South America	9	(10.0)	10	(23.1)	13
DAIH, South America[1]	—		(126)	57.4	(296)
Others	(4)	77.7	(18)	500.0	(3)

Total share in income (loss) of joint ventures and equity investees	161	532.7	(38)	80.2	(192)

[1]	Disco was consolidated since the second quarter of 2002 and Santa Isabel was consolidated since the third quarter of 2002 until it was sold during 2003.

2003

Our share in the income (loss) of joint ventures and equity investees in the full-year results 2003 increased to an income of EUR 161 million, compared to a loss of EUR 38 million in the same period last year. Our share in income in 2003 was positively affected by the share in income of ICA, which increased considerably in 2003 compared to 2002. This share in income was partly offset by lower results at JMR. In addition, our share in income of ICA included in European joint ventures increased considerably in the full-year results 2003, mainly as a result of a gain related to the sale and leaseback of several distribution centers. The losses in Luis Paez and World Wide Retail Exchange included under “Others” in the table above were EUR 4 million compared to EUR 18 million in 2002. Our share in income of JMR decreased resulting from price repositioning at Pingo Doce and strong competition at Feira Nova.

JMR, Portugal

In 2003, our share in the income of JMR was EUR 24 million, compared to our share in the income of JMR of EUR 35 million in 2002. As discussed above, JMR’s results were lower primarily as a result of lower gross profit margins due to price repositioning at Pingo Doce and strong competition at Feira Nova.

ICA, Scandinavia

In 2003, our share in the income of ICA, which operates in Scandinavia and the Baltic States, was EUR 132 million, compared to EUR 61 million in 2002. This increase was mainly due to a EUR 119 million gain related to the sale and leaseback of several distribution centers. In Sweden, ICA had a strong performance in 2003, particularly at its largest Kvantum supermarkets and its MAXI hypermarkets. In Norway, ICA’s performance was weak in 2003 compared to 2002.

Paiz Ahold, South America

In 2003, our share in the income of Paiz Ahold was EUR 9 million, compared to our share in the income of Paiz Ahold of EUR 10 million in 2002. The decrease in our share in the income of Paiz Ahold was due to the impact of currency exchange rates.

DAIH, South America

Disco and Santa Isabel were consolidated since the second and third quarters of 2002, respectively. For a discussion of results of operations of Disco and Santa Isabel in 2003, please see “Retail trade: South America” above.

2002

Our share in the losses from unconsolidated joint ventures and equity investees in 2002 was EUR 38 million compared to EUR 192 million in 2001 primarily as a result of losses at DAIH in 2002 and 2001 and, to a lesser extent, losses at Luis Paez. Our share in these losses was partially offset by our share in income from our other joint ventures.

JMR, Portugal

Due to the economic downturn in Portugal, JMR experienced lower net sales in 2002 compared to 2001 as a result of lower net sales in both supermarkets and hypermarkets. As a result of higher gross profit margins and a stable cost level, JMR’s operating income in 2002 increased compared to 2001. Our share in income of EUR 35 million from JMR in 2002 increased to EUR 35 million compared to EUR 30 million in 2001.

ICA, Scandinavia

In 2002, ICA experienced a rise in net sales. In Sweden, ICA had a strong performance in 2002, particularly in its supermarkets, its large Kvantum supermarkets and its MAXI hypermarkets. In Norway, ICA improved its operating income despite losing market share. In 2002, operating income was negatively affected by write-offs of tangible and intangible assets which were caused by events which occurred subsequent to year-end 2002. Our share in income of EUR 61 million from ICA in 2002 decreased from our share in income of EUR 64 million in 2001.

Paiz Ahold, South America

Our share in the losses from unconsolidated joint ventures and equity investees in 2002 and in 2001 included income of EUR 10 million and EUR 13 million, respectively, from Paiz Ahold. Net sales of the Paiz Ahold joint venture increased in 2002 compared to 2001 due to the addition of CSU International and Corporación de Compañía Agroindustriales (“CCA”) following Paiz Ahold’s formation of CARHCO, a new joint venture with CSU International, in January 2002. Our share in income from Paiz Ahold in 2002 was lower than our share in income from the Paiz Ahold joint venture in 2001. The lower net income in 2002 was caused by the addition of CSU International and CCA to the joint venture.

DAIH, South America

In 2002, our share in the loss of DAIH was EUR 126 million, compared to our share in the loss of DAIH of EUR 296 million in 2001. The decrease in our share in the loss of DAIH is due to the fact that DAIH ceased to

Ahold Annual Report 2003
Operating and Financial Review and Prospects

be an unconsolidated entity until July 2002, after which time we consolidated the results of DAIH. The main cause for the loss at DAIH was a loss at Disco. The Disco loss resulted from the devaluation of the Argentine peso, which caused losses on US dollar-denominated loans. In 2002, the losses were offset in part by a change in Argentine law that redenominated certain debts of Argentine companies from US dollar-denominated debt to Argentine peso-denominated debt. Net sales at Disco for the full 2002 increased 17% to EUR 783 million, compared to 2001. The increase was primarily caused by high inflation in Argentina, which in 2002 amounted to approximately 48% with respect to food and beverages. Operating income in local currency at Disco in 2002 was below that in 2001 mainly due to lower gross profit margin as a result of the economic crisis in Argentina, which forced us to lower prices in order to remain competitive, and the impact was magnified by the devaluation of the Argentine peso. In 2002, Disco started a restructuring initiative to position the company for the changed economic circumstances in Argentina.

Net sales at Santa Isabel for the full year in 2002 increased by 5.9% to EUR 713 million, compared to 2001. The increase was due to an effective pricing strategy that lowered prices in order for Santa Isabel to better compete with the market and to store openings in Peru. The gross profit margin at Santa Isabel decreased in 2002 compared to 2001, mainly due to the new pricing strategy and lower vendor allowances. Santa Isabel recorded an operating loss for the period prior to its consolidation in July 2002, largely as a result of competition due to overcapacity in the markets served by Santa Isabel.

Liquidity and capital resources

Liquidity

Historically, our primary sources of liquidity have been (1) cash provided by operating activities, (2) borrowings under our credit facilities and (3) debt and equity issuances in the capital markets. Beginning in early 2003, business challenges arising as a result of the February 24, 2003 announcement and subsequently, described in “Events in 2003” above, negatively impacted our liquidity and affected our cash availability. These issues, among other things, led to credit rating downgrades that, coupled with the announcement of accounting irregularities, errors and other issues and the resulting delay in the publishing of our results for 2002, caused us to lose, to a significant extent, access to the capital markets and to financing sources which, historically, were an important source of funding to us. In addition, following these events, a number of our local committed and uncommitted credit lines were cancelled, reduced or restricted, either to the amount of borrowings outstanding at the time or else with respect to the use of those borrowings. Further, as a result of the issues announced by us on February 24, 2003 and subsequently, including the credit ratings downgrades and delay in publishing our audited financial statements for 2002, we may have breached some of our representations and warranties and/or failed to meet some of the covenants contained in our then-outstanding debt agreements and contractual obligations, including operating leases and derivative instruments. Due to these events and their potential consequent impact on our compliance with financial and other covenants in our then-existing debt obligations, including our 2002 Credit Facility, we repaid certain debt and other obligations prior to their stated maturities and on March 3, 2003, we entered into the March 2003 Credit Facility to provide us with liquidity to stabilize Ahold, replace the 2002 Credit Facility and provide funding to cover maturing debt obligations. On December 17, 2003, we entered into the December 2003 Credit Facility to provide us with a three-year source of liquidity and letters of credit to support our operations and to replace the March 2003 Credit Facility. We do not expect to draw on the December 2003 Credit Facility (other than letters of credits) during 2004. For details of both credit facilities entered into in 2003, please see “March 2003 Credit Facility” below and “December 2003 Credit Facility” below.

Under the December 2003 Credit Facility and our accounts receivable securitization programs as more fully described under “Off-Balance Sheet Arrangements – Accounts Receivable Securitization Programs” below, we are subject to financial covenants to maintain certain interest coverage and leverage ratios. We were in full compliance with these covenants as of the 2003 year-end, and we anticipate remaining in compliance with these covenants throughout 2004.

We currently have substantial debt outstanding and the timely payment of amounts due within one year on our outstanding debt and the continued funding of our business will require significant cash resources. In addition, apart from the obligations recorded on our balance sheet, we also have certain commitments and contingencies that may have significant future cash requirements. For additional information about our commitments and contingent liabilities, please see the discussion in “Contractual Obligations” and “Off-Balance Sheet Arrangements” below and in Note 30 to our consolidated financial statements included in this annual report. Furthermore, our letter of credit requirements have increased significantly since year-end 2002, primarily because of increased requirements of our third-party insurance providers, in particular with respect to workers’ compensation coverage, as described in “Insurance” below. The increased workers’ compensation coverage requirements stem from issues affecting the U.S. insurance market as a whole, as well as increased credit support requirements as a result of the February 24, 2003 announcement and subsequently. We believe that our letter of credit requirements may increase and that we may be required to post significantly greater amounts in the future particularly with respect to workers, compensation coverage by third-parties, until at least such time as we are able to achieve an investment

Ahold Annual Report 2003
Operating and Financial Review and Prospects

grade credit rating. Our current level of indebtedness, our other commitments and contingencies and our increased letter of credit requirements could affect our operations in a number of ways, including (1) requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, (2) limiting our ability to obtain additional debt financing in the future for working capital or capital expenditures or to refinance existing debt, (3) limiting our flexibility in reacting to industry changes and economic conditions generally and (4) consequently placing us at a competitive disadvantage.

On November 7, 2003, we announced our three-year financing plan and strategy to restore value to our Company. The plan focuses on four key areas: (1) restoring our financial health; (2) re-engineering our food retail business; (3) recovering the value of USF; and (4) reinforcing accountability, controls and corporate governance in our Company. Our strategy to restore our financial health includes improving our working capital management and being selective with our capital expenditure, as well as raising funds through our divestment of non-core businesses or underperforming assets and the 2003 Rights Offering, and the concurrent offering of the cumulative preferred financing shares (the “2003 Offerings”). In addition, we intend to return to an investment grade profile by the end of 2005. We used a portion of the net proceeds from the 2003 Offerings to repay in full and cancel the March 2003 Credit Facility. Immediately following such repayment and cancellation, we obtained the December 2003 Credit Facility, which is, in part, intended to serve as a liquidity backstop.

We also note that we announced on April 15, 2004 our intent to redeem in June 2004 the EUR 920 million 4% subordinated notes with an original maturity date of June 2005.

In light of this strategic framework and based on current operating performance, we believe that our cash generated from operations, and proceeds from divestments and the 2003 offerings will be sufficient for our working capital, capital expenditures and scheduled debt repayment requirements for the next 12 months, as well as to pay our debt maturing in 2005.

We will continue to assess our liquidity position and potential sources of supplemental liquidity in view of our operating performance and other relevant circumstances. However, as a consequence of the accounting irregularities and related events at Ahold, our high debt level and current credit ratings, we cannot be certain that these actions will be successful. If funds from any of these sources are not available on a timely basis or on satisfactory terms, or at all, or if these sources are insufficient to pay our obligations as they mature or otherwise become due and payable or to fund our liquidity needs, this could materially adversely affect our financial condition, results of operations and liquidity. For a further discussion about risks relating to our liquidity, please see “Risk Factors.”

Credit ratings

On November 12, 2002, our Baa1 senior unsecured and Baa2 subordinated debt ratings were placed on review for possible downgrade by Moody’s. On January 17, 2003, Moody’s downgraded our senior unsecured and subordinated debt ratings two notches to Baa3 and Ba1 respectively. On January 24, 2003, S&P downgraded our long-term local issuer credit and long-term foreign issuer credit rating from BBB+ to BBB with a stable outlook. After the announcements on February 24, 2003, S&P downgraded our long-term foreign issuer credit and long-term local issuer credit two notches from BBB to BB+ with a negative outlook and our short-term foreign issuer credit and short-term local issuer credit were downgraded from A-2 to B. On the same day, Moody’s placed all ratings of our credit on review for possible downgrade and the following day downgraded our senior unsecured debt to B1 and subordinated notes to B2 and at the same time assigned us a Ba3 senior implied rating. On May 8, 2003, S&P downgraded our long-term foreign issuer credit and long-term local issuer credit each to BB-, and maintained both negative outlooks.

On November 7, 2003, S&P raised the outlook on our long-term local issuer credit and long-term foreign issuer credit from negative to positive. On November 10, 2003 Moody’s placed all ratings under review with direction uncertain. On December 16, 2003 Moody’s reaffirmed the senior unsecured debt rating of B1, the senior implied issuer rating of Ba3, the issuer rating of B1 and the subordinated debt rating of B2. All ratings were raised to a positive outlook. On December 19, 2003 S&P raised our long-term local issuer credit and long-term foreign issuer credit rating from BB- to BB. Both ratings were taken off credit watch and the outlook remains positive.

The December 2003 Credit Facility has a step-up provision that increases the margin for each ratings notch downgrade below Baa3 (Moody’s) and BBB- (for S&P). The December 2003 Credit Facility also has a similar step-up provision that decreases the margin for ratings upgrades. In addition, although currently the costs associated with the sale of instruments under our accounts receivable securitization programs are based on the A-1+/P-1 asset-backed commercial paper market, in the event that the purchasers of these instruments refuse or are unable to fund the purchases with asset-backed paper, the costs associated with the sale of interests to the alternative committed purchasers will be based on the sum of LIBOR and an additional amount based on our then-current credit rating.

Additional downgrades by either S&P or Moody’s could cause a liquidity problem, increase our cost of borrowings, including the refinancing of our existing debt, result in our being unable to secure new financing, affect our ability to make payments on outstanding debt instruments and comply with other existing obligations. In addition, some of our contractual obligations, including operating leases, contain ratings covenants. For a further discussion of the impact of and risks

Ahold Annual Report 2003
Operating and Financial Review and Prospects

relating to our recent credit rating downgrades, please see “Risk Factors – Further downgrading of our credit ratings could make it more difficult and expensive to finance our business and our future operating income could be diminished as a result.”

Cash flows

In 2003, our net cash inflows were EUR 2.5 billion, compared to net cash outflows of EUR 611 million in 2002 and net cash inflows of EUR 459 million in 2001. Net cash used for investing activities was EUR 0.4 billion, EUR 2.6 billion and EUR 4.6 billion in 2003, 2002 and 2001, respectively. In 2003, we had net cash inflows of EUR 1.1 billion relating to financing activities, compared to net cash outflows from financing activities of EUR 504 million in 2002 and net cash inflows of EUR 3.1 billion in 2001. Our total debt was approximately EUR 10.5 billion, EUR 12.9 billion and EUR 13.7 billion at year-end 2003, year-end 2002 and year-end 2001, respectively.

For additional information about cash flows, please see our statement of cash flows included in our consolidated financial statements included in this annual report. The following table summarizes the sources of our cash flows for the periods indicated:

(in EUR millions)	2003	2002	2001
Cash flows from operating activities	1,909	2,486	1,961
Cash flows from investing activities	(448)	(2,593)	(4,565)
Cash flows from financing activities	1,065	(504)	3,063

Net change in cash	2,526	(611)	459

Cash flows from operating activities

In 2003, cash inflows from operating activities were EUR 1.9 billion, compared to EUR 2.5 billion in 2002. Cash flows from operating activities decreased in 2003 compared to 2002 primarily as a result of lower income from operations, excluding non-cash charges. The decrease was offset by a working capital improvement of EUR 446 million. This was primarily due to a reduction of inventory, primarily in the U.S., as a result of our focus on reducing the amount of product on hand. Additionally, shorter payment terms imposed by certain suppliers to USF as a result of the February 24, 2003 announcement and subsequent events negatively impacted our working capital. Our 2003 net cash flows from operating activities were also negatively impacted by increased competition and continuing weak economies in many of our operating areas, which we believe will continue to impact our operations in 2004.

The weakened US dollar against the Euro also had a negative impact on our cash flow from operating activities, along with higher consultancy and other administrative cost and higher interest expense and bank fees, all of which were primarily due to the February 24, 2003 announcement.

In 2004, we expect the principal uses of cash from operating activities will be for debt repayments, capital expenditures, store efficiency-improving measures and retailing innovations.

Cash flows from investing activities and capital expenditures

Historically, the majority of our capital expenditures incurred were for new stores and store improvements, distribution centers, computer hardware and other assets. In 2002 and 2001, capital expenditures were EUR 2.2 billion and EUR 2.5 billion, respectively. In 2003, we scrutinized and restricted capital expenditures in order to strengthen our cash flow. We recorded in 2003 total capital expenditures of EUR 1.4 billion, which were financed primarily from cash generated from operations, of which approximately 59% was used in retail trade in the U.S., approximately 24% was used in retail trade in Europe and approximately 6% was used in foodservice in the U.S. We used these capital expenditures principally to open new stores and to remodel existing stores. Of these capital expenditures, EUR 337 million was committed as of year-end 2003. Of the capital expenditures for tangible and intangible fixed assets and acquisitions in 2003, 2002 and 2001, approximately 6%, 34% and 54%, respectively, was attributable to acquisitions, and approximately 94%, 66% and 46%, respectively, was attributable to new stores and store improvements, distribution centers, computer hardware and other assets.

Cash flows from investing activities

The table below shows our cash flows from investing activities by category:

(in EUR millions)	2003	2002	2001
Purchases of tangible and intangible fixed assets	(1,357)	(2,160)	(2,459)
Acquisitions of businesses	(79)	(1,136)	(2,843)
Fixed and intangible assets disposals	555	590	1,134
Divestment of subsidiaries and interest in joint ventures and equity investees	298	19	3
Other	135	94	(400)

Cash flows from investing activities	(448)	(2,593)	(4,565)

Investing activities in 2003 were positively impacted by the reduction in our capital expenditures, along with the divestment of certain of our operations. Cash inflows from the disposal of fixed and intangible assets were EUR 555 million in 2003, compared to EUR 590 million in 2002. Disposal of fixed assets generally relates to the sale of individual stores, shopping centers or parcels of land that were no longer in use or being held for sale, and also includes proceeds from sale-leaseback transactions. Additionally, as previously discussed in “Strategy – Restoring our Financial Health” above, during late 2002 and in 2003, we announced our intention to sell various subsidiaries and stores. In 2003, we completed the sales of our Indonesian and Malaysian operations, Santa Isabel and Supermercados in Chile, Peru and Paraguay, two Hypernova hypermarkets in Poland, De Tuinen, De Walvis and Jamin in The Netherlands and Golden Gallon in the U.S. for total net proceeds to us in the amount of EUR 284 million. Additionally, as of April 1, 2004, we sold Bompreço and Hipercard in Brazil and our Thailand operations for total

Ahold Annual Report 2003
Operating and Financial Review and Prospects

net proceeds of EUR 439 million. Divestments of other subsidiaries and interest in joint ventures and equity investees generated cash inflows of EUR 298 million, EUR 19 million and EUR 3 million in 2003, 2002 and 2001, respectively. For a more detailed discussion of our divestments, please see “Strategy – Restoring our Financial Health” and Note 3 to our consolidated financial statements included in this annual report.

Cash flows for other investing activities primarily relate to issuance and repayment of loans receivables, which are generally issued to third-party real estate developers for the purpose of developing future property to be used by us in our operations, along with dividends received from our joint ventures and other equity investees.

Cash flows from financing activities

Our financing activities generated net cash inflows of EUR 1.1 billion in 2003, compared to net cash outflows of EUR 504 million in 2002 and net cash inflows of EUR 3.1 billion in 2001. In December 2003, we closed a EUR 3.0 billion offering of common shares and restricted ADSs, and a EUR 76 million offering of depositary receipts of cumulative preferred financing shares. Expenses and selling expenses relating to the 2003 offerings amounted to approximately EUR 115 million. The net proceeds from these offerings were used in part to repay all outstanding borrowings under the March 2003 Credit Facility and the balance will be used for general corporate purposes, including the repayment of other indebtedness. In 2003, we had higher debt repayments and increased borrowing rates resulting from the announcements on February 24, 2003 and subsequently, and related developments, including our credit ratings downgrades, as well as a greater amount of maturing debt in 2003 as compared to 2002. Our cash flows from financing activities during 2003 were also impacted by the payment of the final dividend for 2002 on our outstanding cumulative preferred financing shares, which was in the amount of approximately EUR 18 million.

Our total debt was approximately EUR 10.5 billion, EUR 12.9 billion and EUR 13.7 billion at year-end 2003, year-end 2002 and year-end 2001, respectively, as set forth in the table below:

(in EUR millions)	2003	2002	2001
Long-term debt (including the current portion)	7,577	9,586	10,668
Capitalized lease commitments (including the current portion)	2,265	2,323	2,475
Short-term debt	654	998	586

Total debt	10,496	12,907	13,729

Long-term debt consists principally of notes and bonds issued by us and our subsidiaries in the capital markets. The current portion of long-term debt is the portion of principal maturing, and the partial repayments to be made, in the coming 13 four-week periods. Short-term debt consists of debt obligations maturing within one year of their incurrence, and includes our credit facilities and short-term debt in connection with one of our accounts receivable securitization programs, which has been recognized as of year-end of 2003. In addition to the above debt, we have various local committed and uncommitted short-term credit lines, described below.

Between 2002 and 2003, our long-term debt, including the current portion, decreased by EUR 2.0 billion from EUR 9.6 billion to EUR 7.6 billion. Of this decrease, EUR 818 million was attributable to changes in exchange rates, principally between the US dollar and the Euro, and the payment of EUR 1.5 billion of loans. See “Other Borrowings” below for a discussion of our repayments of long-term debt in 2003. We also incurred new long-term debt totaling EUR 273 million.

The maturity schedule of this debt includes repayments due of EUR 975 million in 2004, and EUR 6.6 billion between 2005 and 2032.

The detailed maturity schedule is as follows:

	Payments due by year
(in EUR millions)	2004[1]	2005	2006	2007	2008	2009+
Long-term debt (including the current portion)	975	1,406	248	592	1,625	2,731

[1]	This figure includes EUR 920 million 4% convertible subordinated notes with an original maturity date of June 2005, which we intend to redeem in June 2004.

The two most significant debt transactions in 2003 were the entering into of the March 2003 Credit Facility and December 2003 Credit Facility. In addition, we incurred new long-term debt, primarily the following:

•	Schuitema received a EUR 135 million, dual tranche loan from NIB Capitalbank N.V. on May 15, 2003, which matures in February 2007. One tranche of EUR 125 million carries a fixed interest rate of 2.7375%. The other tranche of EUR 10 million carries a floating interest.

•	Bompreço received a USD 25 million loan from Bank of America on January 8, 2003, which had a maturity date of January 2006. The loan was swapped from US dollar LIBOR to Brazilian Real CDI. As described below, the loan was repaid upon the divestment of Bompreço.

•	Czech Republic Real Estate Projects received loans totaling EUR 14 million from AM Development International B.V. (“AM” previously known as Multi Development Corporation B.V.) bearing an average interest of 4.552% and maturing at various times during 2004 and 2005.

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Operating and Financial Review and Prospects

During 2002 and 2001, we issued debt of EUR 40 million and EUR 3.1 billion, respectively, under our EMTN program. For more information about these debt issuances and offerings, please see “Other Borrowings” below. In 2003 and 2001 we raised approximately EUR 2.9 billion and EUR 2.5 billion, respectively, in net proceeds from equity offerings. For additional information about these equity offerings, please see “Equity and Equity Offerings” below.

For a detailed discussion of our debt, please see Note 24 to our consolidated financial statements included in this annual report.

Other borrowings

We are party to an EMTN program, under which, and subject to market conditions, we can issue senior or subordinated and rated or unrated notes denominated in any currency agreed between us and the relevant dealer. The maximum amount of notes issuable under the EMTN program was EUR 7.0 billion as of year-end 2003. Notes issued under the EMTN program contain customary restrictive covenants, including negative pledge covenants. As of year-end 2003, using the applicable exchange rates at year-end 2003, we had outstanding an aggregate of EUR 4.3 billion in notes under the EMTN program, and using the applicable exchange rates at time of issuance, we had outstanding an aggregate of EUR 5.0 billion in notes under the EMTN program. The notes have maturity dates ranging from 2005 through 2031. Most recently, we issued a EUR 40 million note under this EMTN program on February 5, 2002, with an interest rate of 5.625% and a maturity of December 17, 2008.

On August 2, 1999, we obtained a EUR 22.5 million loan from AH Vaste Klanten Fonds (“AHVKF” or “Dutch Customer Fund”) bearing a fixed interest rate of 4.3%. This loan matured on February 3, 2004, and was rolled over, including accrued interest of EUR 1.9 million, until February 12, 2004, when it was repaid in full.

On June 14, 2002, we obtained a EUR 50 million loan from Credit Agricole with a floating interest rate of EURIBOR + 0.4% and a maturity date of June 14, 2007. In addition, during the course of 2002, our Spanish subsidiary, Ahold Supermercados, restructured its external debt in an effort to reduce its number of banking relationships. As a result, four credit facilities in the aggregate amount of EUR 162 million were established or extended.

On July 16, 2002, in connection with our contingent liabilities relating to VRH, we received a default notice from one of VRH’s lenders, which subsequently triggered defaults under all of the VRH loans. As a result, we purchased the shares of DAIH that had been pledged by VRH to the lenders in connection with those loans for total consideration of approximately USD 448 million and assumed other debt of VRH. We obtained a portion of the funding for this transaction by obtaining a EUR 158 million loan from ABN AMRO on August 6, 2002, with a floating interest rate of EURIBOR plus 0.63%, which was subsequently repaid on March 5, 2003. Furthermore, we were required to write off a USD 5 million unsecured loan that we had granted to VRH. For additional information about VRH and DAIH, including the VRH loans, please see “Significant Factors Affecting Results of Operations in 2003 and 2002 – Loss on Related Party Default Guarantee” above and Note 9 to our consolidated financial statements included in this annual report.

For cash management purposes, including the issuance of letters of credit, our operating companies also maintain uncommitted and committed credit lines. Immediately following the announcement of February 24, 2003, a number of committed and uncommitted credit lines at our operating company level were cancelled, reduced or restricted, either to the amount of borrowings outstanding at the time or else with respect to the use of those borrowings. As of December 28, 2003, the aggregate capacity of these committed and uncommitted credit lines, excluding the December 2003 Credit Facility, was EUR 720 million, all of which capacity was under uncommitted facilities.

In 2003, we obtained a EUR 35 million loan from AHVKF, dated February 3, 2003, with an interest rate of 3.0% and a maturity date of February 3, 2005. We used this loan to partially refinance a maturing EUR 45.5 million loan with an interest rate of 4.83% issued to us by AHVKF on February 3, 2001. The EUR 35 million loan was callable, in part or in whole, at any time, and was called by AHVKF and repaid by us in three tranches. We repaid EUR 15 million on February 25, 2003, EUR 10 million on February 26, 2003, and the balance of EUR 10 million on February 27, 2003.

On August 4, 2003, we obtained a EUR 44 million callable loan from AHVKF for general liquidity purposes, with a one month maturity and a fixed interest rate of 5.2%. This loan was repeatedly rolled over upon maturity until, on February 12, 2004, it was repaid in full.

During 2003, in addition to repaying and replacing our 2002 Credit Facility and March 2003 Credit Facility and repaying the debt described above, we repaid the following long-term debt upon its maturity:

•	on March 5, 2003, we repaid upon maturity the EUR 158 million loan issued to us by ABN AMRO on August 6, 2002, which had an interest rate of EURIBOR plus 0.63%;

•	on March 13, 2003, in connection with entering into the secured tranche of the March 2003 Credit Facility, we repaid the USD 25 million loan issued to Bompreço by Banco Sudameris de Investimento S.A. on December 18, 2001, which had a floating interest rate of LIBOR plus 0.45% and an original maturity date of February 12, 2006;

•	on March 17, 2003, we repaid EUR 5 million on a EUR 22.7 million loan issued to us by AHVKF on August 3, 2001, which had interest rate of 4.5% and an original maturity date of August 3, 2003 after it was called at the lender’s discretion;

•	on April 22, 2003, in connection with entering into the secured tranche of the March 2003 Credit Facility, we made an aggregate payment of USD

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106.8 million, including a USD 17.8 million make-whole amount, to the holders of the USD 39 million 6.11% Series A notes with an original maturity date of June 30, 2003, and the holders of the USD 50 million 6.23% Series B notes with an original maturity date of June 30, 2006, issued by Croesus (formerly known as Ahold U.S.A., Inc.), a finance subsidiary, on June 30, 1998;

•	on May 14, 2003, we repaid upon maturity the USD 100 million 9.125% bonds issued by Disco on May 11, 1998;

•	on May 14, 2003, we repaid upon maturity the USD 150 million loan issued to Ahold by Banco Intesa on May 14, 2001, which had an interest rate of LIBOR plus 0.1%;

•	on May 15, 2003, we repaid the EUR 31.8 million loan issued to us by the NIB Capitalbank N.V. in March 1993, which had an interest rate of 7.2% and which had been rolled over from its original maturity date in March 2003 through the repayment date;

•	on June 1, 2003, we made an annual principal installment payment of EUR 9 million on the EUR 45 million loan issued to Ahold Vastgoed B.V. on June 1, 1994, by ING Bank N.V. (“ING Bank”), which has an interest rate of 7.70%;

•	on August 25, 2003, we repaid upon maturity the EUR 91 million 6.75% bond issued on August 24, 1993;

•	on September 30, 2003, we repaid upon maturity our EUR 678.4 million 3.0% convertible subordinated notes issued by us on September 30, 1998; and

•	on November 11, 2003, we repaid upon maturity the EUR 6.2 million 7.3% loan issued to Ahold Vastgoed B.V. on October 8, 1991.

On May 2, 2003, we made a payment of ARS 125.9 million (approximately USD 44.6 million) with respect to our purchase of Supermercados Ekono S.A. (“Ekono”) in Argentina on December 23, 1999. The total purchase price for Ekono was USD 150 million, of which USD 90 million (including a retained amount of a maximum of USD 10 million for possible claims under the share purchase agreement) was due in May 2003. As a result of Argentine legislation issued early in 2002, the USD 90 million portion of the Ekono purchase price to be paid out in May 2003 was converted into Argentine pesos at a USD 1 = ARS 1 exchange rate, including the applicable inflation correction (CER inflation index). After applying this statutory conversion rate and deducting an amount withheld for claims, the amount due amounted to ARS 125.9 million, which, at the applicable exchange rate as of May 2, 2003, represented approximately USD 44.6 million. On April 28, 2003, civil proceedings were initiated against DAIH in The Netherlands Antilles in which it has been alleged that Disco underpaid the deferred portion of the Ekono purchase price by applying the Argentine legislation and also by improperly computing an amount to be withheld from the purchase price to compensate for outstanding claims. For additional information about this lawsuit, please see Note 30 to our consolidated financial statements included in this annual report.

On July 22, 2003, we redeemed for an aggregate payment of USD 266.9 million, the USD 250 million 9.875% bonds issued by Disco with an original maturity date of May 15, 2008, which payment included principal, interest and a premium of USD 12.3 million. A total of USD 190.3 million of these bonds were held by Ahold België N.V., our wholly-owned subsidiary.

On August 11, 2003, we redeemed for approximately USD 25.9 million an Industrial Development Revenue Bond with an original maturity date of December 1, 2026, entered into by Rykoff-Sexton, a predecessor to a wholly-owned subsidiary of USF, in November 1996 in connection with the acquisition and construction of a distribution center in La Mirada, California.

In addition to the foregoing repayment of debt, following the February 24, 2003 announcement and subsequently, including credit downgrades, we repaid certain operating leases prior to their stated maturity, as described under “Off-Balance Sheet Arrangements – Retained or Contingent Interests – Lease Defaults” below.

We executed transactions in January and February 2004 to reduce the outstanding third-party debt of Bompreço, in order to facilitate its sale, as follows:

•	On January 2, 2004, we repaid upon maturity the remaining BRL 16.3 million of the BRL 40.0 million bonds issued by Bompreço on January 1, 1999, which had a floating interest rate of 560 basis points above Taxa de Juros de Longo Prazo, the Brazilian long-term interest rate; and

•	On January 21, 2004 and February 26, 2004, Bompreço Bahia S.A. partially retired two series of bonds issued in 1995. The first series, issued June 1, 1995, was a perpetual bond (i.e., no set maturity date) comprised of 233,500 BRL-denominated bonds with a face value that adjusted with inflation and carried an interest rate of Índice General de Preços do Mercado (“IGPM”), the Brazilian General Index of Prices of the Market, plus a variable revenue based on the profits generated by Bompreço Bahia S.A. The second series, issued June 22, 1995, had a maturity date of June 1, 2015, and was comprised of 543,284 BRL-denominated bonds with a face value that adjusted with inflation and carried an interest rate of IGPM plus 175 basis points over the sales of a specified group of stores within Bompreço Bahia S.A. As of January 1, 2004, 70,855 of the perpetual bonds and 186,210 bonds of the June 22, 1995 issuance were outstanding. Following these two repurchase transactions, 5,001 of the perpetual series, and none of the June 22, 1995 issuance, remained outstanding. We divested Bompreço on March 1, 2004 and no longer retain any liability with respect to these bonds.

Ahold Annual Report 2003
Operating and Financial Review and Prospects

Equity and equity offerings

Shareholders’ equity was EUR 4.9 billion, EUR 2.6 billion and EUR 5.5 billion at year-end 2003, year-end 2002 and year-end 2001, respectively. Shareholders’ equity, stated as a percentage of total assets, was 20.8% at year-end 2003 compared to 10.5% at year-end 2002 and 19.2% at year-end 2001.

Shareholders’ equity determined in accordance with US GAAP was EUR 9.6 billion at year-end 2003 compared to EUR 8.5 billion at year-end 2002 and EUR 15.5 billion at year-end 2001. The principal differences between Dutch GAAP and US GAAP affecting shareholders’ equity are the accounting treatments of goodwill, other intangibles, sale-leaseback of property, derivatives investments, put options and investments in joint ventures and equity investees. For additional information about our financial condition and results of operations under US GAAP, please see “Results of Operations” above and Note 31 to our consolidated financial statements included in this annual report.

In December 2003, we completed a rights offering of common shares and restricted ADSs. We issued 620,951,317 common shares at an issue price of EUR 4.83 per share. Concurrently with the rights offering, we completed the issuance of 109,900,000 preferred financing shares at an issue price of EUR 0.69 per share. The two offerings raised net proceeds of approximately EUR 2.9 billion, which were used in part to repay the March 2003 Credit Facility. The repayment was a condition precedent to the execution of the December 2003 Credit Facility.

Other financing activities

Our primary market risk exposures are related to currency exchange rate and interest rate fluctuations and, to some extent, commodity price fluctuations, which we manage through derivative financial instruments. For a more detailed discussion of our market risk, please see “Quantitative and Qualitative Disclosures about Market Risk” below. We had 83 financial derivative contracts outstanding as of year- end 2003. The notional contract quantities of these contracts as of year-end 2003 and 2002 were each EUR 4.7 billion. Of these 83 contracts, at year-end 2003, 63 had a maturity shorter than one year, 14 had a maturity of one to five years and six had a maturity ranging from five to 30 years. Some of our derivatives agreements require us to maintain specific financial ratios, the breach of which could result in cross-acceleration and cross-defaults under the terms of other derivatives instruments and debt agreements. Our use of financial instruments and accounting policies for financial instruments are described more fully in Notes 29 and 31 to our consolidated financial statements included in this annual report.

The December 2003 Credit Facility

On December 17, 2003 we executed, and on December 23, 2003 we amended, the December 2003 Credit Facility arranged by ABN AMRO, Goldman Sachs International, ING Bank, J.P. Morgan Plc and certain banks and financial institutions named therein, as lenders (the “Lenders”). The December 2003 Credit Facility provides for credit in an aggregate amount of up to EUR 300 million and USD 1.45 billion. Albert Heijn and Stop & Shop (the “Borrowers”) are able to utilize the December 2003 Credit Facility as described below. Subject to certain conditions, we may use borrowings under the December 2003 Credit Facility to refinance and repay intercompany indebtedness, fund intercompany loans, for working capital of Albert Heijn and Stop & Shop and to issue letters of credit for general corporate purposes. As of December 28, 2003, we had no outstanding borrowings under the December 2003 Credit Facility, and had USD 363 million of letters of credit issued with a current fee of 2.75% and a maturity date no later than December 17, 2006. Borrowings under the December 2003 Credit Facility mature at the end of their respective interest periods, subject to being re-borrowed upon their maturity.

The December 2003 Credit Facility is comprised of the following three facilities:

•	Euro Facility: a EUR 300 million three-year revolving credit facility made available to Albert Heijn with a final maturity date of December 17, 2006 (the “AH RCF Tranche”);

•	Dollar Facility: a USD 650 million three-year revolving credit facility made available to Stop & Shop with a final maturity date of December 17, 2006 (the “S&S RCF Tranche”). The S&S RCF Tranche includes an additional USD 200 million swingline facility for borrowings on a same day basis (the “Swingline Facility”); and

•	Letter of Credit Facility: a USD 800 million three-year letter of credit facility made available to Stop & Shop with a final maturity date of December 17, 2006.

Guarantees

The payment obligations of the Borrowers under the December 2003 Credit Facility and each of the finance documents identified therein will be jointly and severally guaranteed by Koninklijke Ahold N.V. and most of our large U.S. operational subsidiaries, including Stop & Shop, Giant-Carlisle, Giant Food, LLC, several U.S.-based corporate entities, as well as Ahold Nederland B.V. and Simon de Wit B.V., except that Ahold Nederland B.V. and Simon de Wit B.V. will only be guarantors of the obligations of Albert Heijn.

Interest rate and fees

Loans under the AH RCF Tranche and the S&S RCF Tranche (other than under the Swingline Facility) may be borrowed, at an interest rate of LIBOR (for borrowings under the S&S RCF Tranche) or EURIBOR (for borrowings under the AH RCF Tranche) plus a margin of not less than 2.75% during the initial six months of the credit facility. Following the initial six month period, or as from June 17, 2004, loans may be drawn under the AH RCF Tranche and the S&S RCF Tranche with a margin which is subject to a ratings

Ahold Annual Report 2003
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ratchet that could increase the margin to up to 3.50% if our credit ratings are further downgraded (to corporate credit rating B+ by S&P or senior implied credit rating B1 by Moody’s, or lower) or if no rating is assigned. The margin will decrease to 1.00% if our credit rating becomes investment grade (to corporate credit rating BBB- by S&P or senior implied credit rating Baa3 by Moody’s, or higher). We will be required to pay fees of no lower than 2.75% per annum on the outstanding amount of each letter of credit, subject to the same ratings ratchet discussed above.

A commitment fee per annum (calculated on a daily basis) of 40% of the applicable margin must be paid quarterly in arrears in respect of all commitments which are undrawn and uncancelled under the December 2003 Credit Facility. A utilization fee will be required to be paid quarterly in arrears on amounts used under the AH RCF Tranche and the S&S RCF Tranche computed at the rate of (i) 0.25% per annum for each day the amount utilized under the AH RCF Tranche and the S&S RCF Tranche equals or exceeds one-third of the US dollar committed amount, as at December 17, 2003, but is less than two-thirds of that amount; and (ii) 0.50% per annum for each day the amount utilized under the AH RCF Tranche and the S&S RCF Tranche equals or exceeds two-thirds of the US dollar committed amount, as at December 17, 2003.

Covenants

The December 2003 Credit Facility contains customary covenants that place restrictions on the incurrence of debt by Albert Heijn and Stop & Shop and their subsidiaries, the payment of dividends (other than in relation to preferred shares) by any Borrower or Guarantor, the redemption of share capital by any Borrower or Guarantor, and the sale of assets, mergers, liens, sale-leaseback transactions, capital expenditure, acquisitions and investments. Furthermore, the December 2003 Credit Facility requires us to maintain the following EBITDA to net interest expense and net debt to EBITDA ratios:

	EBITDA to net interest expense	Net debt to EBITDA
Fourth quarter of 2003	2.25 : 1.00	4.00 : 1.00
First and second quarters of 2004	2.25 : 1.00	4.00 : 1.00
Third and fourth quarters of 2004	3.00 : 1.00	3.625 : 1.00
First and second quarters of 2005	4.00 : 1.00	3.25 : 1.00
Third and fourth quarters of 2005	4.25 : 1.00	3.00 : 1.00
2006	4.50 : 1.00	2.75 : 1.00

Events of default

The December 2003 Credit Facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults and cross-defaults. If an event of default occurs, the Lenders are entitled to accelerate the amounts owing under the December 2003 Credit Facility, to cancel all commitments and to take all other actions permitted to be taken by a secured creditor.

Ranking

The December 2003 Credit Facility ranks at least pari passu with all existing unsecured third-party debt. In the event of enforcement, the interests of the Lenders will rank in priority to all unsecured third-party debt of the Borrowers, to the extent of the security interests granted in favor of the Lenders. Furthermore, the Lenders’ rights under the December 2003 Credit Facility are contractually senior to intercompany loans provided to the Borrowers, as these are contractually subordinated to the December 2003 Credit Facility by the relevant intra-group Lenders.

Security

The December 2003 Credit Facility is secured by (1) a stock pledge over the outstanding shares in each of Stop & Shop, S&S Brands, Inc., and Giant Brands, Inc; (2) certain intercompany receivables owed to Stop & Shop (subject to certain agreed exemptions to be set out in the December 2003 Credit Facility); and (3) certain intellectual property rights connected with the names “Stop & Shop” and “Giant” (collectively, the “Security”).

If our credit ratings reach and remain at least at BBB- by S&P and Baa3 by Moody’s for a continuous period of six months or longer, then upon our request, the Lenders will release the Security and terminate all subordination arrangements, provided that no Event of Default under the December 2003 Credit Facility has occurred or is continuing and no subsequent ratings downgrade has occurred as at the date of such release. Should either of our ratings subsequently fall below these credit ratings, the Security and subordination arrangements will be promptly reinstated.

The March 2003 Credit Facility

The March 2003 Credit Facility, as amended, provided for the following three facilities:

•	Euro Facility: a EUR 600 million 364-day senior secured revolving credit facility made available to Albert Heijn with a final maturity date of February 23, 2004 (the “Euro Facility”);

•	Dollar Facility: a USD 1.8 billion 364-day revolving credit facility made available to Stop & Shop with a final maturity date of February 23, 2004. The dollar facility is split into (i) a USD 885 million senior secured facility (the “USD Secured Facility”) and (ii) a USD 915 million senior unsecured facility; and

•	Letter of Credit Facility: a USD 400 million secured letter of credit facility made available to Stop & Shop with a final maturity date of February 23, 2004 (the “Letter of Credit Facility”).

On December 17, 2003, we repaid all outstanding borrowings under and cancelled the March 2003 Credit Facility. As of that date, we had USD 750 million in borrowings drawn, EUR 600 million in borrowings drawn and USD 363 million in letters of credit issued under the March 2003 Credit Facility. This facility was simultaneously replaced by the December 2003 Credit Facility, with all issued letters of credit being transferred to the December 2003 Credit Facility.

Ahold Annual Report 2003
Operating and Financial Review and Prospects

As of the date it was repaid, the following amounts were drawn under the Euro Facility, the USD Secured Facility and the Letter of Credit Facility, respectively: (1) EUR 600 million, bearing an interest rate of EURIBOR plus 3.25%; (2) USD 750 million, bearing an interest rate of LIBOR plus 3.25%; and (3) USD 363 million of letters of credit with a fee of 3.25% per annum.

The US dollar payment obligations of Stop & Shop, under the March 2003 Credit Facility, were jointly and severally guaranteed by: Koninklijke Ahold N.V.; Croesus, Inc.; Ahold USA B.V.; Ahold Americas Holdings, Inc.; Ahold U.S.A., Inc.; Ahold U.S.A. Holdings, Inc.; Giant-Carlisle Holdings, LLC; Bi-Lo Holding, LLC; Tops Holdings, LLC; Giant Food, LLC; S&S Brands, Inc.; SSC Investments, LLC. The Euro payment obligations of Albert Heijn B.V., under the March 2003 Credit Facility, were jointly and severally guaranteed by: Koninklijke Ahold N.V.; Ahold Nederland B.V.; Simon de Wit B.V.; Levensmiddelenindustrie Ahold B.V.; and The Stop and Shop Supermarket Company. The Euro Facility, the Dollar Facility and the Letter of Credit Facility, under the March 2003 Credit Facility, were secured by:

•	Shares in our Dutch subsidiaries: Schuitema N.V. (as to 73.2% only); Ahold Nederland B.V.; Simon de Wit B.V.; Albert Heijn B.V.; Levensmiddelenindustrie Ahold B.V.; Etos B.V.; and Gall & Gall B.V.;

•	Shares in our U.S. subsidiaries, The Stop and Shop Supermarket Company; Croesus, Inc.; Ahold Americas Holdings, Inc.; Ahold U.S.A., Inc.; Ahold U.S.A. Holdings, Inc.; Giant-Carlisle Holding, LLC; Bi-Lo Holding, LLC; Tops Holdings, LLC; Giant Food, LLC; S&S Brands, Inc.; SSC Investments, LLC; and Ahold USA B.V.;

•	Security over certain intellectual property rights of Albert Heijn;

•	Security over certain intellectual property rights connected with the name “Stop & Shop”; and

•	Subject to certain exceptions, security over Dutch and U.S. intercompany receivables owed to each Obligor.

The March 2003 Credit Facility was, to the extent secured, senior to existing unsecured third-party debt and, to the extent unsecured, pari passu with existing unsecured third-party debt, subject to limited exceptions.

The March 2003 Credit Facility carried an initial interest rate of LIBOR (or EURIBOR for Euro-denominated borrowings) plus a margin of 3.25%, which margin was subject to a ratings ratchet that could increase the margin to 4.00% if our corporate credit rating was further downgraded (to B+ (S&P)/B1 (Moody’s) or lower) or if no rating was assigned to us, and could decrease the margin to 1.00% if our rating became investment grade (BBB- (S&P)/Baa3 (Moody’s) or higher). We paid fees of 3.25% per annum on the outstanding amount of each letter of credit, subject to the same ratings ratchet discussed above.

The March 2003 Credit Facility contained customary covenants that placed restrictions on the incurrence of debt, the payment of dividends, the sale of assets, mergers, liens, sale-leaseback transactions, capital expenditures, acquisitions and investments and required us to maintain a 2.25:1.00 ratio of adjusted operating income to net interest expense. In addition, it limited our capital expenditures and our disposal of assets to third parties. The March 2003 Credit Facility also contained customary events of default, including, without limitation, payment defaults, breach of representations and warranties, covenant defaults, cross-default and cross-acceleration.

Prior facilities

On July 18, 2002, we entered into the 2002 Credit Facility bearing an interest rate of LIBOR (or EURIBOR for Euro-denominated borrowings) plus an applicable margin. The applicable margin was determined by (i) our most recent credit rating as published by Moody’s or S&P, and (ii) which tranche of the facility, A or B, was utilized (tranche A of USD 500 million, permitting borrowings with a maximum term of one year with a margin ranging from 0.30% to 0.425%, or tranche B of USD 1.5 billion, permitting borrowings with a maximum term of five years with a margin ranging from 0.35% to 0.50%. The applicable interest at year-end 2002 was LIBOR plus 0.35% for the outstanding drawings under tranche A and LIBOR plus 0.40% for the outstanding drawings under tranche B. The 2002 year-end outstanding borrowings were USD 80 million, with an additional USD 150 million utilized for letters of credit. When the USD 2 billion facility was replaced by the March 2003 Credit Facility on March 3, 2003, the outstanding borrowings were USD 550 million.

Prior to entering into the 2002 Credit Facility, our primary lines of credit were a USD 1 billion, seven-year multi-currency revolving credit facility entered into in December 1996 and an additional USD 500 million, four-year standby multi-currency revolving credit facility entered into in March 1998. The USD 1 billion and the USD 500 million facilities were retired and expired, respectively, and replaced by the 2002 Credit Facility.

Contractual obligations

We have, and our subsidiaries have, various contractual obligations, some of which are required to be recorded as liabilities in our consolidated financial statements, including long- and short-term debt and capitalized lease commitments. Others, namely operating lease commitments, capital commitments, purchase obligations and other executory contracts, are not required to be recognized as liabilities on our balance sheet, but are required to be disclosed. The following table summarizes our contractual obligations at year-end 2003:

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	Payments due by period
(in EUR millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt, including current portion	7,577	975	1,654	2,217	2,731
Short-term debt[1]	654	654	—	—	—
Capitalized lease commitments	2,265	99	191	156	1,819
Operating lease commitments	8,786	747	1,352	1,135	5,552
Capital investment commitments	337	277	30	4	26
Purchase obligations[2]	9,977	3,626	4,676	1,441	234
Other contractual obligations[3]	120	20	40	40	20

Total	29,716	6,398	7,943	4,993	10,382

[1]	These amounts do not include (i) USD 428 million of issued letters of credit in total as of year-end 2003 (of which USD 363 million were issued under the December 2003 Credit Facility) and (ii) amounts outstanding pursuant to the accounts receivables securitization program that has not been consolidated. For additional information about our accounts receivables securitization programs, please see “Accounts Receivables Securitization Programs” below.

[2]	This includes open purchase orders outstanding at year-end 2003 for merchandise, both for resale and not-for resale, and other contracts with vendors that contain minimum purchase requirements. This does not include purchase contacts for which we have received advance vendor allowances, which typically may be terminated without satisfying the purchase commitments upon repayment of the unearned portions of the advance vendor allowances.

[3]	This includes amounts paid to Accounting Plaza B.V., an unconsolidated subsidiary which renders accounting and administrative services to some of our Dutch subsidiaries.

Leasing transactions

We lease equipment and buildings under various operating and capitalized leases. In accordance with Dutch GAAP, we classify our leases as capitalized or operating based upon whether the lease agreement transfers substantially all the risks and rewards of ownership. For leases determined to be capitalized leases, an asset and liability are recognized in the balance sheet at an amount equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments during the lease term. Such assets are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset taking into account the residual value, with depreciation included in depreciation expense. Leases that do not qualify as capitalized leases are classified as operating leases, and the related rental payments are charged to expense on a straight-line basis over the lease term. Payments made to us representing incentives to sign a new lease are recognized on a straight-line basis over the term of the new lease.

We also enter into sale-leaseback transactions with various financial institutions, whereby we sell certain of our retail properties and simultaneously lease them back from the purchaser. Generally, only minor continuing involvement in these properties other than the required lease payments is maintained. If these transactions are established at fair value, and substantially all risks and rewards of ownership are transferred to the buyer-lessor, the gain or loss on the transactions is recognized in income immediately. If not, the transactions are recorded as financings and any gains are deferred and amortized over the term of the lease, while losses are recognized immediately.

In some sale-leaseback transactions, we sell a property and only leases back a portion of that property. These properties generally involve shopping centers which contain an Ahold store as well as other stores leased to third-party retailers. We recognize a sale and the gain or loss thereon on the portion of the shopping center that is not leased back to the extent that (1) the respective property is sold for fair value and (2) the risks and rewards of owning stores which are not leased back to us have been fully transferred to the buyer. The leaseback of the Ahold store and any gain on the sale of the Ahold store is accounted for under the sale-leaseback criteria described above.

In some instances, we incur construction costs for properties expected to be completed and sold within one year in sale-leaseback transactions. These construction costs are classified as other current assets until the sale-leaseback occurs.

Operating lease commitments

Our operating lease commitments were EUR 8.8 billion as of year-end 2003. In 2003, the costs of operating leases (net of sublease income) totaled EUR 822 million compared to EUR 866 million in 2002. These operating lease commitments mainly related to fixed assets.

We regularly engage in transactions to sell and subsequently leaseback properties, and generated gains of EUR 56 million and EUR 80 million from sale-leasebacks in 2003 and 2002, respectively. Our sale-leaseback activity in 2003 was primarily in the U.S., Spain, and elsewhere in Europe through Ahold Real Estate Europe B.V. (“ARE”), our European real estate holding company, and generated gains of EUR 25 million, EUR 5 million and EUR 26 million, in each o f these respective countries and elsewhere in Europe through ARE. Our 2002 sale-leaseback gains were primarily from our operations in the U.S., Czech Republic, Poland and elsewhere in Europe through ARE and generated gains in 2002 of EUR 32 million, EUR 10 million, EUR 11 million and EUR 27 million, respectively.

In February 2001, we entered into leveraged lease transactions involving the sale of our interests in 46 separate properties in the U.S The properties were sold to special-purpose entities established by unaffiliated third parties for aggregate proceeds of USD 638 million and, in conjunction with the sale of these properties, were leased back to us. The leases for 39 of these 46 properties meet the requirements for classification as operating leases under both Dutch GAAP and US GAAP. Seven of the 46 leases do not qualify as operating leases and, therefore, have been classified as capitalized leases on our balance sheet, as described under “Capitalized Lease Commitments” below. The initial non-cancelable terms of these operating leases range from 20 to 25 years and include renewal options for a specified period of time. For 2003, expenses relating to the minimum lease payments under these operating leases were USD 50 million (EUR 42 million). As of year-end 2003, the aggregate amount of minimum lease payments under these operating leases was USD 826 million (EUR 664 million).

In connection with each property sold in February 2001, the relevant purchaser issued notes to two pass-through trusts which in turn issued pass-through certificates in an offering exempt from registration under the Securities Act, pursuant to Rule 144A thereunder.

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The pass-through certificates were issued in two series: USD 314 million fully accreted principal amount of 7.82% pass-through certificates with a final distribution date of January 2, 2020, and USD 250.7 million fully accreted principal amount of 8.62% pass-through certificates with a final distribution date of January 2, 2025. The amounts payable under each lease will be sufficient to pay when due all scheduled payments of principal of, and interest on, the secured notes relating to such lease, and the proceeds of all such notes will be distributed to the holders of the pass-through certificates.

For additional information about our operating lease transactions, please see Note 30 to our consolidated financial statements included in this annual report.

Capitalized lease commitments

Obligations under capitalized leases, but not operating leases, are recorded as long-term liabilities on our balance sheet. Capitalized leases generally represent obligations relating to real estate and other tangible fixed assets such as equipment and transportation fleets. In February 2001, we sold 46 properties through a leveraged lease transaction, as described above. However, as noted above, seven of the 46 leases do not qualify as operating leases and, therefore, have been classified as capitalized leases on our balance sheet. In December 2001, we sold ten properties through a leveraged lease transaction, of which eight properties have been classified as capitalized leases on our balance sheet. The present value of our long-term obligations under our capitalized leases, as of year-end 2003, was EUR 2.3 billion, of which EUR 99 million are rent payments that are due under our capitalized leases in 2004. For additional information about these leasing transactions, please see Note 25 to our consolidated financial statements included in this annual report.

Capital investment commitments

Our capital investment commitments relate primarily to investments in land and buildings, improvements and renovations and fixtures and equipment. We had purchase commitments for fixed assets outstanding of approximately EUR 337 million and EUR 429 million, as of year-end 2003 and year-end 2002, respectively. In 2003, these capital investment were primarily for investments in land and buildings. Investment commitments as of year-end 2003 were predominantly in the U.S., which accounted for EUR 203 million, and Europe, which accounted for EUR 134 million. EUR 277 million of commitments due in less than one year represent a portion of our estimated capital expenditures in 2004. For additional information about our capital expenditures, please see “Cash Flows From Investing Activities and Capital Expenditures” above.

Purchase obligations

We enter into purchase commitments with vendors in the ordinary course of business. These commitments include those purchase obligations that are entered into in the form of a purchase order or other binding agreement. Additionally, we have long-term purchase contracts with some vendors for varying terms that require us to buy predetermined volumes of goods and goods not-for-resale. As of year-end 2003, we had purchase obligations for goods and goods not-for-resale under these arrangements for a total amount of approximately EUR 10 billion, which are not recorded on our balance sheet.

Not included in EUR 10 billion amount above are those purchase contracts for which we have received advance vendor allowances, such as up-front signing payments in consideration of our purchase commitments. These contracts generally may be terminated without satisfying the purchase commitments upon repayment of the unearned portions of the advance vendor allowances. The unearned portion of these advance vendor allowances are recorded as a liability on our balance sheet. For additional information about vendor allowances, please see “Critical Accounting Policies” above and Note 2 to our consolidated financial statements included in this annual report.

Other contractual obligations

In connection with its call option for our cumulative preferred shares, as described in “Corporate Governance – Part II: Corporate Governance Provisions”, the SAC has obtained a commitment from banks to provide funding in the amount necessary to purchase the cumulative preferred shares under the call option. We have agreed to pay the annual commitment fee with respect to the underlying facility. In 2003, the commitment fee was EUR 2.3 million, which included a one-time fee of EUR 1.3 million. In 2004, the commitment fee is expected to decrease to EUR 1.0 million.

Off-balance sheet arrangements

In addition to the obligations recorded on our balance sheet, we have certain commitments and contingencies that may result in future cash requirements. In addition to the capital commitments, operating lease commitments, purchase obligations and the other contractual obligations discussed above, these off-balance sheet arrangements consist of guarantees to franchise stores and third-party sublessees, obligations under our accounts receivable securitization programs, shareholders’ agreements and joint ventures, liabilities under put and call options and the retained and contingent interests discussed below. For additional information about our commitments and contingent liabilities, please see Note 30 to our consolidated financial statements included in this annual report.

Guarantees

In addition to the guarantees issued to landlords and lessors of operating leases for real estate and equipment used by our subsidiaries, as described in “Operating Lease Commitments” above, as of year-end 2003 our outstanding guarantees of off-balance sheet liabilities

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consist of corporate guarantees of EUR 128 million and letters of assurance, comfort letters, real estate guarantee and buy-back guarantees with a nominal value of EUR 139 million. We grant letters of assurance and comfort letters to vendors and banks to acknowledge our awareness and support of transactions or relationships into which our subsidiaries are entering.

We have also granted letters of assurance and comfort letters to banks and other stakeholders of assets which we are exploring for possible sale to acknowledge our support of those assets and their present and future commitments in the normal course of business until such time as they are either sold or a decision is made to retain ownership.

In addition, during 2003 USF had product purchasing arrangements with five entities, commonly referred to as value-added service providers (VASPs), that provided varying degrees of support to USF primarily in the procurement of private label and signature brand products. As part of its normal business practice, USF had guaranteed some of the obligations of the VASPs to vendors relating to purchases made on behalf of USF. The amount of future payments that USF would have been required to make under the guarantees depended on outstanding accounts payable to vendors for purchases made by the VASPs on behalf of USF. Since year-end 2003, USF has ended its relationship with four of the five VASPs and is not incurring any new guaranteed obligations with respect to these prior arrangements. The fifth VASP continues to incur obligations which are guaranteed by USF for the reasons and purposes described above.

During the third quarter of 2003, management of USF reached a decision to cease doing business with the VASPs in 2004 through a phased transition of services timeline. That decision was communicated to the VASPs prior to December 28, 2003 and resulted in claims made by the VASPs for reimbursement by USF of certain costs they would incur as a result of this decision, principally employee severance and unavoidable lease commitments.

USF has assumed and expects to assume certain liabilities and obligations of the VASPs in connection with the phase out, and does not expect to be able to fully collect the amounts owed to USF by the VASPs. During the third quarter of 2003 and subsequently, the VASPs quantified and reduced those claims in writing and USF accrued a EUR 8 million liability representing the probable minimum costs incurred as a result of those claims. In December 2003, we entered into a Termination and Settlement Agreement relating to four of the five VASPs. On December 28, 2003, USF adjusted the accrual to approximately USD 20 million, reflecting the effects of the changes to previously estimated costs resulting from the settlement reached with four of the five VASPs, from the anticipated settlement with the remaining VASP entity and related costs.

For a further discussion on guarantees, please see Notes 24, 25 and 30 to our consolidated financial statements included in this annual report.

Accounts receivable securitization programs

Our wholly owned subsidiaries, USF and Alliant, participate in separate receivables sale agreements (“Receivable Agreements”). Under the Receivable Agreements these subsidiaries sell, on a revolving basis, their eligible trade receivables to two companies, which are wholly owned, special purpose, bankruptcy remote subsidiaries of us (“Receivables Companies”). Simultaneously, the Receivables Companies transfer, assign and convey all of their present and future right, title and interest in the receivables to two qualifying special purpose entities (the “Master Trusts”).

In return for the accounts receivables transferred, the Receivables Companies receive cash and certificates representing fractional, undivided interests in the accounts receivable held in the Master Trusts. Certain certificates representing fractional, undivided interests in the accounts receivable held by the Master Trusts, are sold to third-party investors in exchange for cash. The Receivables Companies hold other certificates which are subordinate to the interest of the third-party investors. The interests purchased by third-party investors include both variable investment certificates, which may be increased up to a maximum purchase limit of USD 490 million (EUR 394 million), and USD 300 million (EUR 241 million) term investment certificates, aggregating to a maximum purchase limit of USD 790 million (EUR 636 million). The purchasers of the variable certificates are generally either commercial paper conduits, which may choose to increase the amount invested in a certificate, or banks or other financial institutions that commit, subject to certain conditions, to fund increases in respect of the certificates for a committed period of time. The transferable term certificates were sold in reliance on Rule 144A to qualified institutional buyers in July 2000 and are scheduled to expire in May 2005.

As of year-end 2003 and year-end 2002, the Receivables Companies sold USD 732 million (EUR 539 million) and USD 862 million (EUR 693 million), respectively, of their interests under the Receivables Agreements to third-party certificate holders. The costs associated with the sale of accounts receivable interests in the Master Trusts are based on existing markets for A-1/P-1 asset backed commercial paper rates in respect of sales to commercial paper conduits, which ranged between 1.07% and 1.40% during 2003, plus fees and expenses. In respect of purchasers other than the commercial paper conduits the costs associated with the sale of accounts receivable interests in the Master Trusts are based on LIBOR plus fees and expenses. Because commercial paper conduit purchasers of variable certificates have no commitment to maintain the funding of their purchases of interests in the Master Trusts, in the event these purchasers refuse or are unable to fund the purchase of the Master Trusts interest with commercial paper, the costs associated with the sale of such interests to the alternative committed purchasers will be based upon the sum of

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LIBOR and an additional amount based on our then-current credit rating.

During 2002, the above described transfer of all trade receivables, the subsequent conveyance of our interest in those accounts receivables to the Master Trusts and the issuance of certificates sold to third-party investors qualified as a sale in accordance with US GAAP and Dutch GAAP. Accounts receivable sold under these arrangements were excluded from the accounts receivable in the consolidated balance sheet. As a result, for 2002 and the first quarter of 2003, we did not consolidate the interest in the accounts receivable held by the Master Trusts and subsequently sold to third parties nor the funding associated with these interests. On July 10, 2003, the agreement related to the accounts receivables sale for the USF Program was amended and restated such that the applicable interest in the accounts receivable of the Master Trust sold to third parties and the associated funding was required to be consolidated on our balance sheet. We therefore became required to reflect these amounts on our balance sheet beginning with the second quarter of 2003 under both US GAAP and Dutch GAAP. No such changes took place with the Alliant Program. Therefore, the interest in the accounts receivable held by the Master Trust sold to third parties and the associated funding is derecognized from the Company’s balance sheet.

As a result of the recognition of the USF Program as described above we now include accounts receivable of USD 404 (EUR 325 million) in our accounts receivable and the associated variable investment certificate of USD 404 (EUR 325 million) as short-term debt as of our year end 2003. In 2002 our retained interest in this Master Trust was USD 133 (EUR 127 million). Our retained interest in the assets of the Alliant Program as of year-end 2003 and year-end 2002, was approximately USD 113 million (EUR 91 million) and USD 84 million (EUR 81 million), respectively. This retained interest, which we include in the accounts receivable balance reflected in the consolidated balance sheets, is recorded at estimated fair value and approximates the carrying amount of the retained interests because of the immediate or short-term maturity of the assets underlying the certificates. Further, the fair value of the retained interest is not significantly affected by changes in the discount rate assumption used in the fair value assessment because of the short-term nature, approximately 30 days, of the underlying receivables. The fair value of the retained interests in the assets of the Master Trusts is reviewed on an ongoing basis for outstanding and newly securitized receivables.

We received proceeds from the collection under the Receivables Agreements of USD 16.4 billion (EUR 13.2 billion) and USD 16.2 billion (EUR 15.5 billion) in 2003 and 2002, respectively. Losses, primarily representing interest, in the form of discounts on the sales price received on each accounts receivable sold, totaled USD 24 million (EUR 19 million) and USD 22 million (EUR 21 million) in 2003 and 2002, respectively, and are included in the consolidated statements of operations under the caption “Other financial income and expenses.” The Servicers retain responsibility for the servicing of the accounts receivables in return for a servicing fee pursuant to the Receivables Agreements. No servicing asset or liability has been recorded because the fees we receive for servicing the accounts receivables approximate the related cost.

In connection with the accounts receivable securitization programs, we have entered into guarantee agreements pursuant to which we have agreed to guarantee the performance of the Sellers and the Servicers (including compliance with the terms of the Receivables Agreements relating to selection and servicing of receivables). However, we do not guarantee payment on any accounts receivable sold to the Master Trusts in accordance with the Receivables Agreements or repayment of the certificates. Our obligations under the guarantee are not currently quantifiable and are contingent in nature.

The sole purpose of the Master Trusts is to facilitate the purchases of the accounts receivables originated by the Sellers by various third-party investors. The only assets of the Master Trusts are the accounts receivable purchased that are still outstanding at year-end, cash collected from the assets that they hold and highly liquid investments purchased with that cash pending permitted distribution to holders of beneficial interests in the Master Trusts. The obligations of the Master Trusts equal the invested amount of certificate holders, including the accrued return for the current return period, and the fair value of the residual interests sold to us.

Due to the nature of the issues announced on February 24, 2003, and their potential impact on compliance with certain provisions in the portions of the Receivables Agreements related to variable certificate investments as described in “Operating and Financial Review and Prospects – Liquidity and Capital Resources” of this annual report, the Receivables Agreements were amended in March 2003 to, among other things, include a financial covenant that our average four quarter rolling interest coverage ratio not be lower than 2.25. We further amended the portions of the Receivables Agreements related to variable certificate investments to lower the aggregate maximum purchase limit of third-party variable certificate investments in the Master Trusts to USD 490 million (EUR 394 million), primarily in response to a contraction in the aggregate pool of receivables available for sale to the Master Trusts under the Receivables Agreements and to extend the termination date of those portions of the Receivables Agreements until February 23, 2004. We have subsequently extended the termination date for the variable certificate investments to August 23, 2004. In addition to the changes described above, in June 2003, one of the variable certificate investors under the programs was replaced by banks that had in March 2003, committed to providing us with a USD 450 million

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(EUR 362 million) back-up investment commitment to support the variable certificate investment amounts outstanding at that time. On December 17, 2003, we cancelled the remaining availability under the back-up investment commitment.

Shareholders’ agreement

As part of our real estate operations in the Czech Republic, our wholly-owned subsidiary Ahold Czech Republic and AM Development International B.V. (“AM”) (previously known as Multi Development Corporation B.V.), a Dutch real estate developer active in the Czech Republic, and pursuant to a shareholders’ agreement, Ahold Czech Republic is required to act as “interim” end investor and purchase 50% of the project if, at the completion of any of our joint shopping center development projects, Ahold Czech Republic and AM are unable to find a third-party purchaser for that project. The purchase price would be based on the development costs of the project, including management fees paid to AM and us during the course of the project. If the project were then sold to a third-party purchaser within two years of the interim sale, we would be required to divide the profits we make on the sale with AM in accordance with a schedule included in the shareholders’ agreement. If the project cannot be sold to a third-party purchaser within two years of the interim sale, then AM, or an affiliated company, thereof must pay us 20% of the management fees received by it from the project. Ahold Czech Republic and AM currently have two development projects under construction, both of which are expected to be completed by year-end 2004 and for which no investor has yet been found.

Joint ventures

Currently, we are party to four joint ventures relating to activities in Scandinavia, Portugal, Spain and South America. For a discussion of our servicing and financing obligations relating to our joint ventures, please see Note 28 to our consolidated financial statements included in this annual report.

Put and call options

We have entered into the following put and call options, as described below: the ICA Put Option, the Paiz Ahold put option, the Luis Paez put/call option, the CRC Ahold Thailand call option and the put/call option for a development project in RDCH.

As discussed in “Risk Factors – We have contingent liabilities to our joint venture partners,” under the Shareholders’ Agreement dated as of February 24, 2000, in connection with our ICA joint venture, we are contingently liable pursuant to put arrangements with our joint venture partners, IFAB and Canica (together with IFAB, the “ICA Partners”). Under the ICA Put Option, each of the ICA Partners has the right of first refusal with respect to the sale of the shares in ICA of the other ICA Partner. If one of the ICA Partners is offered the shares of the other ICA Partner constituting no less than 5% of the outstanding shares of ICA (the “Option Shares”) and opts not to purchase the Option Shares, the selling ICA Partner may exercise its ICA Put Option pursuant to which we are obligated to purchase the Option Shares for cash. If the selling ICA Partner is exercising its ICA Put Option with respect to all of the ICA shares held by that ICA Partner, we also are obligated to offer to purchase all of the shares held by the non-selling ICA Partner on the same terms and conditions as those applicable to the sale of the Option Shares. The ICA Put Option may be exercised beginning on April 27, 2004.

If the ICA Put Option is exercised, we and the selling ICA Partner must negotiate the price of the Option Shares in good faith. If we and the selling ICA Partner cannot agree on a price, the price will be determined using a valuation procedure, which varies depending on the period in which the ICA Put Option is exercised. Pursuant to the Shareholders’ Agreement, and the ICA partners jointly appointed an independent valuation expert to perform the first steps of the valuation procedure, which have been competed. However, we, IFAB and Canica currently are not in agreement with respect to valuation by the independent valuation expert. Canica has initiated an arbitration proceeding challenging the valuation by the independent valuation expert. We cannot assure you the outcome of the arbitration proceeding.

However, we, IFAB and Canica currently are not in agreement with respect to valuation by the independent valuation expert. Canica has initiated an arbitration proceeding challenging the valuation by the independent valuation expert. We cannot assure you as to the outcome of the arbitration proceeding.

We currently cannot determine the actual price we would have to pay for the Option Shares upon the exercise of the ICA Put Option. Nonetheless, we retained an external valuation expert and based on the valuation by that expert, we estimated that we would have been required to pay an amount of approximately EUR 2.1 billion for all of the Option Shares held by the ICA Partners, if the ICA Put Option had been exercisable, and had been exercised in full, as of year-end 2003. For additional information about the ICA Put Option, see Note 30 and Note 31 to our consolidated financial statements included in this annual report.

Under the terms of the Shareholders’ Agreement in connection with our joint venture, Paiz Ahold, we are also contingently liable pursuant to a put arrangement with the Paiz family, which controls Coban Holdings Inc., our joint venture partner in Paiz Ahold. Pursuant to the put arrangement, we have the obligation to purchase the Paiz family’s interest in Paiz Ahold should the Paiz family’s indirect interest in CARHCO fall from its current level of 33 1/3% to less than 13 1/3%. If we cannot agree with the Paiz family on a valuation, the option shares will be purchased by us at fair market value to be determined by an independent third-party valuation in accordance with the terms of the Paiz Ahold shareholders’ arrangement. Subject to limited

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exceptions, the joint venture partners may not transfer shares of Paiz Ahold until January 18, 2007.

In connection with our Spanish joint venture, Luis Paez, our joint venture partner, The Medina Group (“Medina”), has a call option pursuant to which Medina may call the shares of Luis Paez held by Ahold. In addition, Medina has granted us a put option over the shares held by us in Luis Paez which entitles us to sell, and requires Medina to purchase, all of the shares of the joint venture at the price of EUR 1 per share. Medina’s call option and our put option may only be exercised under certain circumstances. For a more detailed discussion of the Medina call option and our put option over our Luis Paez shares, see Note 30 to our consolidated financial statements included in this annual report.

In 1998, at the same time that we acquired the outstanding shares in CRC. Ahold Thailand resulting in our having a 100% ownership interest, we entered into an agreement with the seller, Central Retail Corp. Limited (“CRCL”), whereby it had the right since 1998 to buy our 50% of the shares of CRC. Ahold Thailand at our 1998 acquisition price, plus annual effective interest of 14.5%. For a more detailed discussion of this call option, see Note 30 to our consolidated financial statements included in this annual report. In March 2004, we completed an agreement on the sale of our stake in CRC. Ahold Thailand to CRCL. The call option has been terminated as a result.

In connection with RDCH, on December 12, 2002, Ahold Czech Republic and AM entered into a call and put option agreement. Pursuant to the agreement, Ahold Czech Republic had a call and put option pursuant to which Ahold Czech Republic would be entitled to acquire the remaining 50% share of RDCH held by AM or to sell its 50% participation in RDCH to AM, and AM had a call option to acquire the Ahold Czech Republic’s shares of RDCH. For a more detailed discussion of the put and call options, see Note 30 to our consolidated financial statements included in this report. On March 2, 2004, Ahold Czech Republic reached an agreement on the sale of our stake in RDCH to AM. The put and call options have been terminated as a result.

Retained or contingent interests

Representations, warranties and indemnities

In disposing of assets or businesses, we often provide representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets or businesses being sold, environmental risks involved in the sale of real estate, and unidentified tax liabilities and legal fees related to the periods prior to disposition. We do not have the ability to estimate the potential liability from such indemnities or claims relating to representations and warranties because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our financial position, results of operations or liquidity. For a more detailed discussion of such representations, warranties and indemnities in connection with our disposition of assets or businesses, please see Note 30 to our consolidated financial statements included in this annual report.

Third-party leases

In connection with a 1992 spin off of Bradlees, Stop & Shop assigned to Bradlees certain real property leases and guaranteed certain of such leases under a Master Agreement and Guarantee, dated May 1, 1992 (the “Master Agreement”). In connection with Bradlees’ 2000 bankruptcy proceeding, Stop & Shop and Bradlees entered into an agreement (the “Lease Designation Agreement”) for the sale and disposition of 114 real property leases, including leases covered by the Master Agreement. The disposition of all leases under the Lease Designation Agreement now is complete. As a result of the Master Agreement, the Lease Designation Agreement, and/or under certain principles of law, Stop & Shop may still retain or incur liability under certain of these leases.

We are a party to legal proceedings in connection with certain Bradlees leases that we have guaranteed. The landlord has made written demands that rent increases previously allocated to leases under the Master Agreement are allowed to be reallocated to other leases. The total amount in demand is USD 5 million annually through January 31, 2012, based on the expiration dates of the current terms of the leases subject to the Master Agreement, and, if certain lease renewal options are exercised, USD 6 million annually thereafter through the expiration of the last lease covered by the Master Agreement, which the landlord alleges could under certain circumstances extend until 2031. We have not recorded a liability for these matters because, based on the information presently available to us, we do not believe a loss is probable. For additional information with respect to these leases, please see Note 30 to our consolidated financial statements included in this annual report.

We also are contingently liable for leases that have been assigned to various third parties in connection with facility closings and asset dispositions. We could be required to assume leases if any of the assignees are unable to fulfill their lease obligations. Since the

Ahold Annual Report 2003
Operating and Finance Review and Prospects

assignments have been made to numerous and different third-parties and because we have available various remedies, we believe the likelihood that we will be require to assume a material amount of these obligations is remote.

Vendor refunds

Various matters raised by the USF investigation were further reviewed to determine their impact, if any, on our consolidated financial statements. One such matter relates to certain USF vendor invoicing practices. These practices resulted in overbillings by various USF local branches of various vendors with respect to vendor allowances of approximately USD 23 million. We have recorded an accrual to cover any refunds that we or USF expects to be required to pay to vendors for these overbillings, and in our 2002 annual report we restated our financial position and results for 2001 and 2000 with respect to these overbillings.

Other vendor billing practices were also identified at USF, which could result in disputes with vendors. No such claims have been made and, in the event that they were, management believes that we would have meritorious defenses to them. Additionally, management believes that there is no probable minimum loss associated with this matter and, therefore, no liability has been accrued. The estimated range of reasonable possible loss contingency associated with these other vendor billing practices is from zero up to a maximum of USD 40 million.

Lease defaults

As a result of the issues that were announced on February 24, 2003 and subsequently including our credit downgrades and failure to publish our audited financial statements in a timely manner, the lessors under three of our equipment operating leases delivered to us a notice of default. As of December 28, 2003, we have made aggregate payments of approximately USD 7 million to lessors as a result of these breaches, have denied that we are in breach of others, and are currently negotiating with one of our lessors for a waiver of any defaults. If we are unable to obtain waivers and are found to be in breach of these leases, we could be required to purchase the equipment covered by the leases. Our total exposure as of December 28, 2003, would have been approximately USD 77 million. If required to make these payments, we do not believe that they would have a material adverse effect on our financial condition, results of operations and liquidity.

In addition, on March 7, 2003, we repaid amounts owing under an operating lease agreement used to finance the acquisition and construction of two distribution centers and an office building, that was entered into by USF in July 1998, and that we guaranteed, because the agreement had required us to maintain an investment grade rating. As a result, we were required to purchase the trust which owned the leased properties for approximately USD 42 million.

Insurance

USF and our U.S. retail operating companies are insured through our wholly-owned, captive insurance subsidiary, Molly Anna, for certain losses related to our self-insurance and high deductible programs for general liability, workers’ compensation and commercial automobile liability. Molly Anna provides insurance policies to our operating companies which have policy limits per occurrence of USD 2 million for general liability, USD 5 million for workers’ compensation and USD 5 million for commercial automobile insurance. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial assumptions and, therefore, our future loss payments are inherently uncertain. We record a liability provision for this self-insurance program, which is actuarially determined based on claims filed and an estimate of claims incurred but not reported.

In addition, to support our self-insurance and high deductible programs through Molly Anna and satisfy certain regulatory and contractual obligations as part of our insurance programs, we use a third-party commercial insurer as a “fronting insurer.” This allows us to comply with various state regulatory and other contractual obligations. “Fronting insurance” requires us to fully indemnify the fronting insurers or provide them with a letter of credit that can be drawn upon if the claim is made under the insurance policies, such that in both cases the primary risk remains with us. As a result of the issues that were announced on February 24, 2003 and subsequently, including our credit rating downgrades and failure to publish our audited financial statements in a timely manner, the letter of credit and cash collateral requirements required by third-party insurance companies for the fronting insurance necessary to operate our existing insurance programs have increased from USD 10 million to USD 214 million for periods through December 1, 2003. In addition, surety companies have required us to provide collateral totaling USD 100 million for previously unsecured financial guarantee bonds (i.e., surety bonds relating to construction or permit obligations or to workers’ compensation self-insurance). We believe that our letter of credit requirements may increase and that we may be required to post significantly greater amounts in the future, particularly with respect to workers’ compensation coverage by third parties until at least such time as we are able to achieve an investment grade credit rating. Therefore, these amounts may increase further if there are additional downgrades

As a result of our credit ratings, we were unable to maintain workers compensation self-insurance licenses of Ahold USA’s operating subsidiaries in Connecticut and Pennsylvania. This resulted in extending the fronting arrangement described above to these states, resulting in increased costs and collateral requirements.

Litigation

As a result of issues that were announced on February 24, 2003 and subsequently we, some of our

Ahold Annual Report 2003
Operating and Financial Review and Prospects

subsidiaries and certain of our current and former directors, officers and employees have been named in a number of civil lawsuits and purported class actions. In addition, criminal and civil investigations and inquiries have been initiated involving us, including investigations by the U.S. Department of Justice, the U.S. Department of Labor, the SEC, the NYSE, the NASD, the Dutch Public Prosecutor, AFM and Euronext, among others. We are cooperating fully with the investigations and are defending the civil claims filed against us. However, we cannot predict when these investigations or legal proceedings will be completed or what likely outcomes of these investigations or legal proceedings may be. It is possible that they could lead to, among other things, criminal indictments, regulatory enforcement proceedings, additional civil lawsuits, settlements, judgments and/or consent decrees against us (and our subsidiaries) and that, as a result, we could be required to pay fines, consent to injunctions on future conduct or suffer other substantial penalties, damages and monetary remedies, each of which could have a material adverse affect on our financial condition, results of operations, and liquidity. We may also lose the ability to enter into new government contracts or renew existing government contracts (or other contracts which are funded with federal government funds) in the U.S., as a result of which our sales revenues would be reduced, which could have a material adverse effect on our financial condition, results of operations and liquidity.

In addition, we have indemnified various current and former directors, officers and employees, as well as those of some of our subsidiaries for expenses that they have incurred as a result of the pending and possible future legal proceedings and investigations fines, liabilities, fees or expenses that they may face, and we expect to incur further expenses for indemnification of such persons or to reimburse such persons for defense costs, including attorneys’ fees. We have directors’ and officers’ liability insurance, but one or more of our insurance carriers may decline to pay our policies or such coverage may be insufficient. One such carrier has initiated proceedings in The Netherlands relating to one such policy. In addition, our insurance carriers may increase the rates to renew coverage, or our coverage may be insufficient to cover our expenses and liability in some or all of these matters.

Because of the difficulty of predicting the outcome of these investigations and legal proceedings, in accordance with Dutch GAAP and US GAAP, we have not established a provision for the costs, if any, that may be associated with any such outcomes.

We are also party to various other legal proceedings and investigations relating to our businesses.

For a more detailed discussion of the various investigations and legal proceedings in which we are involved, please see “Risk Factors – Results of pending and possible future investigations and legal proceedings could have a material adverse effect on our financial condition, results of operations, liquidity and the prices of our common shares and ADSs”, and Note 30 to our consolidated financial statements included in this annual report.

Quantitative and Qualitative Disclosure about Market Risk

The following discussion about our risk management activities includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ materially from those provided in the forward-looking statements, depending on market conditions.

Our funding, liquidity and exposure to interest rate and foreign exchange rate risks are managed by our treasury department. The treasury department uses a combination of derivative and conventional financial instruments to manage market risk exposure.

Our primary market risk exposures are related to currency exchange rates and interest rate fluctuations and to a lesser extent, commodity price fluctuations.

Currency risk

Since we have operations in a variety of countries throughout the world, a substantial portion of our assets, liabilities and operating income are denominated in foreign currencies, primarily the US dollar. As a result, we are subject to foreign currency exchange risk due to exchange rate movements, which affect our transaction costs and the translation of the results and underlying net assets of our foreign subsidiaries into Euros. It is our policy to cover substantially all foreign exchange transaction exposure, although we do not use financial instruments to hedge the translation risk related to equity and earnings of foreign subsidiaries and non-consolidated companies.

The following analysis sets out the sensitivity of the fair value of our derivative financial instruments from hypothetical changes in market rates. The fair values are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at year-end. The sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against the Euro as of the year-end of 2003, with all other variables held constant. A +10% change indicates a strengthening of the currency in which our financial instruments are denominated (primarily the US dollar) against the Euro, and a –10% change indicates a weakening of the currency in which our financial instruments are denominated against the Euro. Such analysis is for illustrative purposes only, as in practice, market rates rarely change in isolation of other factors that also affect our results.

Ahold Annual Report 2003
Operating and Financial Review and Prospects

Foreign exchange risk management

	Foreign exchange sensitivity[1]
	Nominal amount	Fair value	Fair value
(in EUR millions)			–10% FX rates	+10% FX rates
Liabilities
Long-term debt including financial lease commitments[2]	(9,842)	(10,097)	(9,664)	(10,538)
Derivative financial instruments
Foreign exchange derivatives	110	(6)	(9)	(3)
Interest rate derivatives	1,242	36	32	40
Cross-currency interest rate swaps	3,338	517	647	387

Total derivative financial instruments	4,690	547	670	424

[1]        The foreign exchange sensitivity excludes foreign exchange derivatives in Brazil (“CDIs”). The CDIs are excluded because sensitivity valuations for these instruments cannot be compared with the other derivative sensitivity valuations. As of December 28, 2003, we held nominal amounts of EUR 52 million of CDIs.

[2]        Including the current portion.

Interest rate risk

We have an exposure to interest rate risk and are most vulnerable to changes in Euro and US dollar interest rates. To manage interest rate risk, we have an interest rate management policy aimed at reducing volatility in our interest expense. Our financial position is largely fixed by long-term debt issues and derivative financial instruments such as interest rate swaps, which allow us to maintain a target range of floating debt. The following analysis sets out the sensitivity of the fair value of our financial instruments to selected changes in interest rates. Fair value represents the present value of forecasted future cash flows at market rates. The table below shows the effects of a positive and a negative shift of 1% in the interest rate on the fair value of these instruments.

Interest rate risk management

	Foreign exchange sensitivity[1]
	Nominal amount	Fair value	Fair value
(in EUR millions)			–100 bps	+100 bps
Liabilities
Long-term debt including financial lease commitments[2]	(9,842)	(10,097)	(10,471)	(9,731)
Derivative financial instruments
Foreign exchange derivatives	110	(6)	(10)	(2)
Interest rate derivatives	1,242	36	90	(18)
Cross-currency interest rate swaps	3,338	517	485	549

Total derivative financial instruments	4,690	547	565	529

[1]	The interest rate sensitivity excludes AROs and CDIs. The AROs and CDIs are excluded because the sensitivity valuation for these instruments cannot be compared with the other derivative sensitivity valuation. As of December 28, 2003, Ahold held nominal amounts of EUR 52 million of CDIs.

[2]	Including the current portion.

Commodity price risk

Ahold uses commodity forwards and futures to hedge against fuel price risk in our U.S. operations. Some commodity contracts are closed out and cash settled at maturity, while physical delivery is used for others. As of year-end 2003, Ahold had two contracts outstanding that are cash settled for an outstanding notional amount of 4 million gallons and a fair value of EUR 1 million.

Other derivative instruments

In countries where the local currency is subject to large fluctuations, we often enter into lease agreements denominated in currencies that differ from the local currency (historically, this included the US dollar and currencies subsequently replaced by the Euro). As a result, we had embedded foreign exchange derivatives in certain lease contracts in the Czech Republic, Slovakia and Poland. Under Dutch GAAP these embedded derivatives are not accounted for separately. However, to the extent that the currency in which the lease payments are made is not the functional currency of us or the lease counterparty, these embedded derivatives are required to be separately accounted for at fair value on the balance sheet under SFAS No. 133 hedge accounting rules. The fair value of these embedded derivatives was EUR (44) million and EUR (17) million as at year- end 2003 and 2002, respectively.

Ahold Annual Report 2003
Additional Information

Ahold statutory profit-sharing statement

The holders of common shares are entitled to one vote per share and to participate in the distribution of dividends and liquidation proceeds. Pursuant to article 39 of the Articles of Association, first a dividend will be declared on cumulative preferred shares and on cumulative preferred financing shares out of net income. The remaining income, after reservations made by the Supervisory Board in consultation with the Corporate Executive Board, will be available for distribution to the common shareholders upon approval at the General Meeting of Shareholders. Upon recommendation of the Corporate Executive Board, with the approval of the Supervisory Board, the General Meeting of Shareholders can decide to pay a dividend wholly or partly in the form of common shares. Amounts not paid in the form of dividends will be added to retained earnings. The proposed profit-sharing statement reads as follows:

	2003	2002	2001
Net income (loss)	(1)	(1,208)	750
Dividends on cumulative preferred financing shares	(38)	(38)	(38)
Dividends on common shares	—	(204)	(653)

Accumulated deficit/Other reserves	(39)	(1,450)	59

As a result of the Company’s ‘Road to Recovery’ strategy, no interim dividend was paid and final dividend on our common shares will be paid in respect to 2003 (2002: EUR 0.22 per share as interim dividend and no final dividend; 2001: EUR 0.22 per share as interim dividend and 0.51 per share as final dividend.)